Filed Pursuant to Rule 424(b)(2)
Registration No. 333-184743

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 20, 2012)

3,000,000 Shares of Class A Common Stock

Nexstar Broadcasting Group, Inc.

Class A Common Stock

The selling stockholders named in this prospectus supplement are offering up to 3,000,000 shares of our Class A common stock. The selling stockholders, ABRY Broadcast Partners II, L.P. and ABRY Broadcast Partners III, L.P., hold shares of our Class B common stock, a portion of which will be converted into shares of Class A common stock prior to such sale in the proposed offering. The selling stockholders will receive all of the proceeds from any sales of their shares. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will bear a portion of the expenses of the offering of Class A common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

Our Class A common stock is traded on The NASDAQ Global Market under the symbol “NXST.” On February 5, 2013, the last reported sale price of our Class A common stock on The NASDAQ Global Market was $14.83 per share.

The underwriter has agreed to purchase the shares of our Class A common stock from the selling stockholders at a price of $13.75 per share, which will result in approximately $41,250,000 of gross proceeds to the selling stockholders (assuming no exercise of the underwriter’s over-allotment option), subject to the terms and conditions in the underwriting agreement between the underwriter, the selling stockholders and us. The underwriter proposes to offer the shares of Class A common stock offered hereby from time to time for sale in one or more transactions on the NASDAQ Global Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriter and its right to reject any order in whole or in part. See “Underwriting.”

The selling stockholders have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 450,000 additional shares at the public offering price, less the underwriting discounts and commissions.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement to read about risks that you should consider before buying shares of our Class A common stock.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our Class A common stock.

Delivery of the Class A common stock will be made on or about February 12, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch

The date of this prospectus supplement is February 6, 2013.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC”, using a “shelf” registration process. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the caption “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely upon the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We are responsible for the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. Neither we, the selling stockholders, nor any underwriter has authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither we nor the selling stockholders nor the underwriter is making an offer to sell our Class A common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering or any document incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the selling stockholders or underwriter, to subscribe for and purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

NON-GAAP FINANCIAL MEASURES

We refer to the terms Adjusted EBITDA and broadcast cash flow (as defined in “Summary—Summary Historical Consolidated Financial and Other Data”) in various places in this prospectus supplement. These are supplemental financial measures of our performance that are not prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP.

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as Adjusted EBITDA and broadcast cash flow and ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP.

Our measurements of Adjusted EBITDA and broadcast cash flow may not be comparable to those of other companies. Please see “Summary—Summary Historical Consolidated Financial and Other Data” for a discussion

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of our use of Adjusted EBITDA and broadcast cash flow in this prospectus supplement, including the reasons that we believe this information is useful to management and to investors, and a reconciliation of Adjusted EBITDA and broadcast cash flow to the most closely comparable financial measure calculated in accordance with GAAP.

WHERE YOU CAN FIND MORE INFORMATION

Nexstar Broadcasting Group, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy the information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is located at http://www.nexstar.tv. Through links on the News portion of our website, we make available free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through our website as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The information contained on our website does not constitute part of this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. You will find additional information about us in the registration statement. Any statement made in this prospectus supplement concerning a contract or other document of ours is not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room, as well as through the SEC’s Web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Nexstar Broadcasting Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011 (filed with the SEC on March 15, 2012) and Form 10-K/A (filed with the SEC on March 16, 2012);

•

Nexstar Broadcasting Group, Inc.’s Quarterly Reports on Form 10-Q for the period ended March 31, 2012 (filed with the SEC on May 9, 2012), for the period ended June 30, 2012 (filed with the SEC on August 8, 2012), Form 10-Q/A for the period ended June 30, 2012 (filed with the SEC on September 7, 2012), Form 10-Q for the period ended September 30, 2012 (filed with the SEC on November 8, 2012) and Form 10-Q/A for the period ended September 30, 2012 (filed with the SEC on November 9, 2012);

•

the portions of our Definitive Proxy Statement on Schedule 14A, filed on April 19, 2012, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2011;

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•

Nexstar Broadcasting Group, Inc.’s Current Reports on Form 8-K filed with the SEC on May 31, 2012, July 24, 2012, September 17, 2012, October 2, 2012, October 3, 2012, October 24, 2012 (Item 1.01 only), October 25, 2012 (two filings), November 6, 2012 (Item 8.01 only), November 9, 2012, November 19, 2012, November 23, 2012, November 27, 2012, November 30, 2012, December 4, 2012, December 5, 2012 (two filings), December 21, 2012, January 28, 2013, January 30, 2013 and February 6, 2013;

•

Information contained in reports or documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus supplement until the sale of all of the shares covered by this prospectus supplement or the termination of this offering; and

•

The description of our Class A common stock, $0.01 par value per share, included under the caption “Description of Capital Stock” in the Prospectus forming a part of the Company’s Registration Statement on Form S-1, initially filed with the SEC on April 25, 2002 (Registration No. 333-86994).

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining outstanding. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus. Any such request should be directed to:

Nexstar Broadcasting Group, Inc.

5215 N. O’Connor Blvd., Suite 1400

Irving, Texas 75039

(972) 373-8800

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, in any other prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

INDUSTRY AND MARKET DATA

There are 210 generally recognized television markets, known as Designated Market Areas (“DMAs”), in the United States. DMAs are ranked in size according to various factors based upon actual or potential audience. DMA rankings contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus are from Investing in Television Market Report 2011 4th Edition, as published by BIA Financial Network, Inc. Reference is made to the following trademarks or tradenames, which are owned by the third parties referenced in parentheses: Seinfeld (Columbia Tristar Television Distribution, a unit of Sony Pictures) and Entertainment Tonight (CBS Television Distribution, a division of CBS Studios, Inc.).

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Unless otherwise indicated, information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus concerning the television broadcast markets and our general expectations concerning these markets are based on information from independent industry analysts and publications, government reports and management estimates. We have derived management estimates from publicly available information released by third-party sources, as well as data from our internal research, and have based our estimates on such data and our knowledge of our industry and markets, which we believe to be reasonable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein and cannot guarantee the accuracy or completeness of any such data or the related forecasts contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. None of the independent industry publications referred to in this prospectus supplement or the accompanying prospectus were prepared on our or our affiliates’ behalf. Estimates of historical growth rates are not necessarily indicative of future growth rates.

In the context of describing ownership of television stations in a particular market, the term “duopoly” refers to owning or deriving the majority of the economic benefit through local service agreements, from two or more stations in a particular market.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement contain forward-looking statements regarding, among other things, our plans, strategies and prospects. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections or expectations of earnings, revenue, financial performance, liquidity and capital resources or other financial items; any assumptions or projections about the television broadcasting industry, any statements of our plans, strategies and objectives for our future operations, performance, liquidity and capital resources or other financial items; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; any statements regarding the benefits, integration or closing of any of the recently proposed acquisitions; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ from a projection or assumption in any of our forward-looking statements. Our future financial position and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties; see “Risk Factors” in this prospectus supplement and the documents incorporated herein by reference. The forward-looking statements made in this prospectus are made only as of the date hereof, and we do not have or undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances unless otherwise required by law.

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SUMMARY

This summary highlights material information regarding the offering contained elsewhere or incorporated by reference in this prospectus supplement, but may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2011 and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. “Nexstar” refers to Nexstar Broadcasting Group, Inc. and its consolidated subsidiaries; “Nexstar Broadcasting” refers to Nexstar Broadcasting, Inc., our indirect subsidiary; “Mission” refers to Mission Broadcasting, Inc.; all references to “we,” “our,” “ours,” and “us” refer to Nexstar Broadcasting Group, Inc., and its consolidated subsidiaries; and the “Company” refers to Mission, Nexstar and their respective consolidated subsidiaries.

Our Company

We are a television broadcasting and digital media company focused exclusively on the acquisition, development and operation of television stations and interactive community websites in small to medium-sized markets in the United States, primarily markets that rank from 35 to 150 out of the 210 generally recognized television markets, as reported by A.C. Nielsen Company. As of February 6, 2013, we owned, operated, programmed or provided sales and other services to 67 television stations and 11 digital multicast channels, including those owned by Mission, in 39 markets in the states of Illinois, Indiana, Maryland, Missouri, Montana, Texas, Pennsylvania, Louisiana, Arkansas, Alabama, New York, Florida, Wisconsin, Michigan, Utah, Tennessee and California. In 23 of the 39 markets that we serve, we own, operate, program or provide sales and other services to more than one station. We refer to these markets as duopoly markets. The stations we own or provide services to are affiliates of NBC (15 stations), CBS (11 stations), ABC (16 stations), FOX (12 stations), MyNetworkTV (4 stations and 2 digital multicast channel), The CW (5 stations) and Bounce TV (9 digital multicast channels) and three of our stations are independent.

On July 18, 2012, Nexstar Broadcasting and Mission each entered into an asset purchase agreement with Newport Television LLC and Newport Television License LLC (collectively, “Newport”) to acquire twelve television stations and associated digital sub-channels in eight markets and Newport’s Inergize Digital Media operations (collectively, the “Newport Assets”) for total consideration of $285.5 million in cash, subject to adjustment for working capital acquired (the “Newport Acquisition”). Nexstar Broadcasting completed the acquisition of the ten stations in Salt Lake City, Utah, Memphis, Tennessee, Syracuse, New York, Binghamton, New York, Elmira, New York, Watertown, New York and Jackson, Tennessee, as well as Newport’s Inergize Digital Media operations on December 3, 2012, effective December 1, 2012. The acquisition of the two stations in Little Rock, Arkansas by Mission as part of the Newport Acquisition was completed on January 3, 2013, effective January 1, 2013. On a pro forma basis for the Newport Acquisition, excluding any potential synergies, for the year ended December 31, 2011 and the nine months ended September 30, 2012, we would have generated net revenue of $403.4 million and $338.4 million, respectively. See “Unaudited Pro Forma Combined Financial Data.”

We believe that small to medium-sized markets offer significant advantages over large-sized markets, most of which result from a lower level of competition. First, because there are fewer well-capitalized acquirers with a medium-market focus, we have been successful in purchasing stations on more favorable terms than acquirers of large market stations. Second, in the majority of our markets only five or fewer local commercial television stations exist. As a result, we achieve lower programming costs than stations in larger markets because the supply of quality programming exceeds the demand.

We seek to grow our revenue and broadcast cash flow by increasing the audience and revenue shares of the stations we own, operate, program or provide sales and other services to, as well as through our growing portfolio of Internet-based products and services. We strive to increase the audience share of the stations by creating a strong local broadcasting presence based on highly rated local news, local sports coverage and active community sponsorship. We seek to improve revenue share by employing and supporting a high-quality local sales force that leverages the stations’ strong local brand and community presence with local advertisers. We further improve broadcast cash flow by maintaining strict control over operating and programming costs. The benefits achieved through these initiatives are magnified in our duopoly markets by broadcasting the programming of multiple networks, capitalizing on multiple sales forces and achieving an increased level of operational efficiency. As a result of our operational enhancements, we expect revenue from the stations we acquired or began providing services to in the last four years to grow faster than that of our more mature stations.

Operating Strategy

We seek to generate revenue and broadcast cash flow growth through the following strategies:

Develop Leading Local Franchises. Each of the stations that we own, operate, program or provide sales and other services to creates a highly recognizable local brand, primarily through the quality of local news programming and community presence. Based on internally-generated analysis, we believe that in over 70% of our markets in which we produce local newscasts, we rank among the top two stations in local news viewership. Strong local news typically generates higher ratings among attractive demographic profiles and enhances audience loyalty, which may result in higher ratings for programs both preceding and following the news. High ratings and strong community identity make the stations that we own, operate, program or provide with sales and other services more attractive to local advertisers. For the year ended December 31, 2011, we earned approximately 30% of our advertising revenue from spots aired during local news programming. Currently, most of our stations and the stations we provide services to provide between 15 to 25 hours per week of local news programming. Extensive local sports coverage and active sponsorship of community events further differentiate us from our competitors and strengthen our community relationships and our local advertising appeal.

Emphasize Local Sales. We employ a high-quality local sales force in each of our markets to increase revenue from local advertisers by capitalizing on our investment in local programming. We believe that local advertising is attractive because our sales force is more effective with local advertisers, giving us a greater ability to influence this revenue source. Additionally, local advertising has historically been a more stable source of revenue than national advertising for television broadcasters. For the year ended December 31, 2011, revenue generated from local advertising represented 73.4% of our consolidated spot revenue (total of local and national advertising revenue, excluding political advertising revenue). In most of our markets, we have increased the size and quality of our local sales force. We also invest in our sales efforts by implementing comprehensive training programs and employing a sophisticated inventory tracking system to help maximize advertising rates and the amount of inventory sold in each time period.

Invest in eMedia. We are focused on new technologies and growing our portfolio of Internet products and services. Our websites provide access to our local news and information, as well as community-centric businesses and services. We delivered a record audience across all of our web sites in 2011, with 35 million unique visitors, who utilized over 231 million page views. Also in 2011, usage of our mobile platform grew exponentially, accounting for over 40% of our page views by year end, and we launched redesigned websites, ready for the emerging touch oriented platforms. We are committed to serving our local markets by providing local content to both online and mobile users wherever and whenever they want.

Operate Duopoly Markets. Owning or providing services to more than one station in a given market enables us to broaden our audience share, enhance our revenue share and achieve significant operating efficiencies.

Duopoly markets broaden audience share by providing programming from multiple networks with different targeted demographics. These markets increase revenue share by capitalizing on multiple sales forces. Additionally, we achieve significant operating efficiencies by consolidating physical facilities, eliminating redundant management and leveraging capital expenditures between stations. We derived approximately 75% of our net broadcast revenue for the year ended December 31, 2011 from our duopoly markets.

Maintain Strict Cost Controls. We emphasize strict controls on operating and programming costs in order to increase broadcast cash flow. We continually seek to identify and implement cost savings at each of our stations and the stations we provide services to, and our overall size benefits each station with respect to negotiating favorable terms with programming suppliers and other vendors. By leveraging our size and corporate management expertise, we are able to achieve economies of scale by providing programming, financial, sales and marketing support to our stations and the stations we provide services to. Our and Mission’s cash broadcast payments were 3.7%, 3.5% and 4.0% of net broadcast revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

Capitalize on Diverse Network Affiliations. We currently own, operate, program or provide sales and other services to a balanced portfolio of television stations with diverse network affiliations, including NBC, CBS, FOX and ABC affiliated stations which represented approximately 29.8%, 29.3%, 18.9% and 12.9%, respectively, of our 2011 net broadcast revenue. The networks provide these stations with quality programming and numerous sporting events such as NBA basketball, Major League baseball, NFL football, NCAA sports, PGA golf and the Olympic Games. Because network programming and ratings change frequently, the diversity of our station portfolio’s network affiliations reduces our reliance on the quality of programming from a single network.

Attract and Retain High Quality Management. We seek to attract and retain station general managers with proven track records in larger television markets by providing equity incentives not typically offered by other station operators in our markets. Most of our station general managers have been granted stock options and have an average of over 20 years of experience in the television broadcasting industry.

Acquisition Strategy

We selectively pursue acquisitions of television stations primarily in markets ranking from 35 to 150 out of the 210 generally recognized television markets where we believe we can improve revenue and cash flow through active management. On a pro forma basis for the Newport Acquisition, but excluding the acquisition of three additional stations from Newport and two stations from Smith Media, LLC (“Smith”), in the nine months ended September 30, 2012, approximately 60% of our broadcast cash flow was derived from stations located in the top 100 DMAs (ranked by TV homes). When considering an acquisition, we evaluate the target audience share, revenue share, overall cost structure and proximity to our regional clusters. Additionally, we seek to acquire or enter into local service agreements with stations to create duopoly markets.

Our Relationship With Mission

Through various local service agreements with Mission, we currently provide sales, programming and other services to 19 television stations that are owned and operated by Mission. Mission is 100% owned by independent third parties. We do not own Mission or any of its television stations. In compliance with Federal Communications Commission (“FCC”) regulations for both us and Mission, Mission maintains complete responsibility for and control over the programming, finances, personnel and operations of its stations. However, we are deemed under GAAP to have a controlling financial interest in Mission because of (i) the local service agreements Nexstar has with the Mission stations, (ii) Nexstar’s guarantee of the obligations incurred under

Mission’s senior secured credit facility, (iii) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting for advertising revenue, advertising and hiring and firing of sales force personnel, (iv) purchase options granted by Mission that permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent and (v) an option granted by Mission’s shareholders that permits Nexstar to purchase any or all of Mission’s stock, subject to FCC consent. Therefore, Mission is consolidated into our financial statements. We expect our option agreements with Mission to be renewed upon expiration.

Newport Acquisition

On July 18, 2012, Nexstar Broadcasting and Mission each entered into an asset purchase agreement with Newport to acquire the Newport Assets for total consideration of $285.5 million in cash, subject to adjustments for working capital acquired. Nexstar Broadcasting completed the acquisition of the ten stations in Salt Lake City, Utah, Memphis, Tennessee, Syracuse, New York, Binghamton, New York, Elmira, New York, Watertown, New York and Jackson, Tennessee, as well as Newport’s Inergize Digital Media operations on December 3, 2012, effective December 1, 2012. Mission completed the acquisition of two stations in Little Rock, Arkansas on January 3, 2013, effective January 1, 2013. For the twelve months ended September 30, 2012, the Newport Assets generated revenue of $101.1 million.

The Newport Assets that Nexstar Broadcasting and Mission acquired include the following television stations:

Market	Market Rank	Station	Affiliation
Nexstar Broadcasting:
Salt Lake City, UT	33	KTVX	ABC
		KUCW	CW
Memphis, TN	49	WPTY	ABC
		WLMT	CW
Syracuse, NY	84	WSYR	ABC
Binghamton, NY	157	WBGH	NBC
		WIVT	ABC
Elmira, NY	174	WETM	NBC
Jackson, TN	176	WJKT	FOX
Watertown, NY	177	WWTI	ABC

Mission:
Little Rock, AR	56	KLRT	FOX
		KASN	CW

In connection with the Newport Acquisition, on December 3, 2012, Nexstar Broadcasting and Mission entered into new senior secured credit facilities (the “Senior Secured Credit Facilities”), which consist of (i) a $350 million term loan facility with a seven-year maturity (the “New Term Loan Facility”) and (ii) a $100 million revolving credit facility with a five-year maturity (the “New Revolving Credit Facility”). The proceeds of the Senior Secured Credit Facilities were used to finance the Newport Acquisition, refinance the balance of our and Mission’s senior secured credit facilities that were then existing (the “Existing Credit Facilities”) and for general corporate purposes.

Recent Developments

Preliminary Financial Results of Nexstar for the Three Month Period Ended December 31, 2012

On February 6, 2013, we announced preliminary estimates for net revenue, gross political revenue, total station operating expenses and corporate expenses for the fiscal quarter ended December 31, 2012. Our results of operations for the fiscal quarter ended December 31, 2012 and the fiscal year ended December 31, 2012 are not yet available. Management has prepared the estimated net revenue, gross political revenue, total station operating expenses and corporate expenses data below in good faith based upon our internal reporting for the fiscal quarter ended December 31, 2012. The estimates represent the most current information available to management. Such estimates have not been subject to our normal financial closing and financial statement preparation processes. As a result, our actual financial results could be different and those differences could be material. The audit of the fiscal year 2012 consolidated financial statements by our independent registered public accounting firm has not yet been completed. As such, the results are subject to change. However, in the opinion of management, any adjustments are expected to be of a normal and recurring nature, necessary for a fair presentation of the information presented below. Investors should exercise caution in relying on the information contained herein and should not draw any inferences from this information regarding financial or operating data that is not discussed herein. Our consolidated financial statements for the fiscal year ended December 31, 2012 are not expected to be filed with the Securities and Exchange Commission, or the SEC, until after this offering is completed.

The following table sets forth a range of net revenues, gross political and certain expenses during the fiscal quarter ended December 31, 2012:

	Range of Amounts
	(in thousands)
Net revenues	$115,900	$116,400
Gross political revenue (included in net revenues)	27,250	27,450
Total station operating expenses(1)	59,250	60,600
Corporate expenses	8,050	8,250

(1)	Due to the preliminary nature of these estimates, in lieu of presenting (a) direct operating expenses (net of trade, depreciation and amortization), (b) selling, general and administrative expenses (net of depreciation and amortization), (c) trade and barter expense and (d) payments for broadcast rights, we are instead presenting total station operating expenses, which is the sum of those four expenses.

These amounts include one month of operations of the ten stations acquired by Nexstar Broadcasting as part of the Newport Acquisition that closed on December 3, 2012, which became effective December 1, 2012. Corporate expenses and certain station operating expenses are expected to increase from prior periods primarily due to an increase in additional legal, accounting, personnel and other expenses as a result of the consummation of recent securities offerings by us and the selling stockholders and strategic acquisitions by us during the fiscal quarter ended December 31, 2012.

In addition, we estimate that as of December 31, 2012, we will have had approximately $860 million (net of discount) of total indebtedness of which approximately $610 million (net of discount) was secured debt. We had approximately $65 million of cash and cash equivalents available at that date.

Although we are unable at this time to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the fiscal quarter ended December 31, 2012 that might materially affect our results of operations other than those discussed above. The final financial results for the fiscal quarter ended December 31, 2012 may be different from the preliminary estimates we are providing above due to completion of quarterly close and review procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

The preliminary financial data included in this prospectus supplement has been prepared by and, is the responsibility of, Nexstar Broadcasting Group, Inc.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Amended and Restated Bylaws

On January 24, 2013, our board of directors approved amendments to, and restated, our Amended and Restated Bylaws (as amended and restated, the “Bylaws”), which became effective immediately upon approval.

The principal changes to the Bylaws were: (1) to amend the advance notice provision to require that stockholders provide additional information in connection with submitting a nomination or notice for other business, specifically requiring disclosure that includes derivative ownership, beneficial ownership of the stockholder, group status (including a description of any applicable agreements with respect to Nexstar), information regarding a nominee and a description of any voting agreements; (2) to specify that the board of directors and the chair of a stockholder meeting have the right to prescribe the rules and procedures for a stockholder meeting; (3) to specify that business can still be conducted at a stockholder meeting if a quorum was present, but is lost; (4) to specify that the chair of a stockholder meeting (in addition to the stockholders) can adjourn the stockholder meeting, whether or not a quorum is present; (5) to permit remote communications for stockholder meetings; (6) to remove the requirement that the annual meeting be held within 150 days of the close of our fiscal year; and (7) to require that nominees for election as a director complete a background and qualification questionnaire and enter into an agreement with us that prevents such director from entering into any voting or compensation agreement regarding Nexstar with any third party, obligates such director to adhere to our internal policies (including with regards to confidentiality, conflicts and insider trading) and includes an irrevocable resignation in the event of a breach of the agreement. The board of directors also made other non-material, technical and stylistic amendments to the Bylaws.

Amended and Restated Certificate of Incorporation

On January 24, 2013, our board of directors by written consent and the holders of a majority of the issued and outstanding voting securities of Nexstar by written consent approved amendments to, and restated, our Amended and Restated Certificate of Incorporation (as amended and restated, the “amended and restated certificate of incorporation”).

The principal changes to the amended and restated certificate of incorporation were: (1) to establish a classified board of directors to be divided into three classes, each serving staggered, three-year terms; (2) to provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, the amended and restated certificate of incorporation or the Bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine; (3) to provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once ABRY ceases to beneficially own more than 50% of our outstanding shares; (4) to specify that only the chairman of the board of directors and a majority of the board of directors are permitted to call a special meeting; and (5) to provide that Nexstar can request certain information from stockholders to address certain regulatory matters, including specifically authorizing Nexstar to request certain citizenship, stock ownership and affiliation information from stockholders and proposed transferees if Nexstar has reason to believe that such stock ownership could result in, among other things, a violation of law, loss of permit, creation of an encumbrance on Nexstar’s assets, or a lawsuit against Nexstar and, in such case, refuse to permit the sale or transfer of shares and suspend voting rights or redeem the shares at fair market value.

In accordance with Rule 14c-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the action taken by written consent will become effective no earlier than 20 calendar days after the date on which an information statement related to the amendments to the amended and restated certificate of incorporation is sent or given to our stockholders. We intend to send the information statement to our stockholders and file it with the SEC as soon as is practicable.

Notes Offering and Related Transactions

On October 24, 2012, Nexstar Broadcasting commenced a cash tender offer and related consent solicitation for any and all of its outstanding 7% Senior Subordinated Notes due 2014 (the “2014 Notes”) and 7% Senior Subordinated PIK Notes due 2014 (the “2014 PIK Notes”). The consummation of the tender offer and related consent solicitation were contingent upon, among other things, Nexstar Broadcasting obtaining the proceeds from a proposed senior notes offering on terms satisfactory to Nexstar Broadcasting.

On November 9, 2012, Nexstar Broadcasting issued $250 million in aggregate principal amount of 6.875% Senior Notes due 2020 (the “2020 Notes”). The proceeds from the offering of the 2020 Notes were used by Nexstar Broadcasting to repurchase substantially all of its outstanding 2014 Notes and 2014 PIK Notes in accordance with the terms of the tender offer and related consent solicitation noted above, refinance a portion of its borrowings outstanding under its then existing senior secured credit facilities and pay related fees and expenses. The tender offer and related consent solicitation expired pursuant to their terms on November 21, 2012. Nexstar Broadcasting redeemed the balance of the outstanding 2014 Notes and 2014 PIK Notes on December 31, 2012.

Recent Acquisitions

On February 6, 2013, Nexstar Broadcasting entered into a definitive agreement to acquire the non-FCC license assets of KSEE (TV), the NBC affiliate serving the Fresno, California market, from Granite Broadcasting Corporation (“Granite”) for $26.5 million. Under the terms of the agreement, we paid Granite $20.0 million for the non-FCC license assets and intend to pay the balance upon FCC approval of the license transfer. We intend to finance this acquisition with existing cash on hand. Nexstar Broadcasting has also entered into a time brokerage agreement with Granite to operate KSEE (TV) effective immediately, while awaiting FCC approval. The transfer of the FCC licenses is subject to other customary approvals, including receipt of required FCC regulatory approval. The completion of the acquisition of the FCC licenses is expected to close before the end of the second quarter of 2013.

On November 5, 2012, Nexstar Broadcasting entered into an asset purchase agreement for the purchase of three additional stations consisting of the assets of KGPE-TV, the CBS affiliate serving the Fresno, California market and KGET and KKEY-LP, the NBC/CW affiliate and low powered Telemundo affiliated stations serving the Bakersfield, California market (the “California Acquisition”) from entities controlled by Newport. In addition, Nexstar Broadcasting and Mission entered into an asset purchase agreement with Smith to acquire two stations consisting of the assets of WFFF-TV, the FOX affiliate, and WVNY, the ABC affiliate, serving the Burlington, Vermont market (the “Smith Acquisition”). Nexstar Broadcasting and Mission intend to enter into a local services agreement to provide sales and other services to WVNY upon consummation of the transaction. Nexstar Broadcasting and Mission intend to finance the California Acquisition and the Smith Acquisition through borrowings under the Senior Secured Credit Facilities. These transactions are subject to FCC approval and other customary legal and regulatory conditions and are expected to close in the first quarter of 2013. There can be no assurance that these transactions will be consummated in accordance with anticipated timing, on anticipated terms, or at all.

Assuming completion of the California Acquisition and the Smith Acquisition, we will own, operate, program or provide sales and other services to 72 television stations and related digital multicast signals reaching 41 markets or approximately 12.1% of all U.S. television households. These two transactions are expected to be accretive to our operating results immediately upon closing and, assuming they are completed, will result in us operating one station and providing sales and other services to another in 26 of the 41 markets where we operate.

The Offering

Common stock offered by the selling stockholders	3,000,000 shares of Class A common stock (or 3,450,000 shares if the underwriter’s option to purchase additional shares from the selling stockholders is exercised in full).

Common stock to be owned by the selling stockholders after the offering	4,315,384 shares of Class B common stock (or 3,865,384 shares if the underwriter’s option to purchase additional shares from the selling stockholders is exercised in full).

Selling stockholders	ABRY Broadcast Partners II, L.P. and ABRY Broadcast Partners III, L.P.

Common stock to be outstanding after this offering(1)	24,714,248 shares of Class A common stock (or 25,164,248 shares if the underwriter’s option to purchase additional shares from the selling stockholders is exercised in full).

Use of proceeds	The selling stockholders will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Selling Stockholders.”

Option to purchase additional shares	The selling stockholders have granted the underwriter an option to purchase up to an additional 450,000 shares from them at the public offering price less the underwriting discounts and commissions, which option may be exercised at any time in whole, or from time to time in part, on or before the 30th day following the date of this prospectus supplement.

Dividends	On November 26, 2012, we announced a new dividend policy pursuant to which our board of directors authorized us to declare a total annual cash dividend with respect to shares of Class A common stock and Class B common stock of $0.48 per share in equal quarterly installments of $0.12 per share. On January 25, 2013, our board of directors declared a quarterly cash dividend of $0.12 per share to be paid on March 1, 2013 to shareholders of record as of the close of business on February 15, 2013. Future cash dividends, if any, will be at the discretion of our board of directors and can be changed or discontinued at any time. Dividend determinations (including the amount of the cash dividend, the record date and date of payment) will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. In addition, the Senior Secured Credit Facilities and the indentures governing the 2017 Notes and the 2020 Notes (as defined herein) limit our ability to pay dividends.

Voting rights	Each holder of our Class A common stock is entitled to one vote per share on all matters to be voted on by stockholders. Each holder of our Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders.

Risk Factors	See “Risk Factors” beginning on page S-13 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our Class A common stock.

NASDAQ Global Market symbol	“NXST.”

(1)	The number of shares of Class A common stock that will be outstanding after this offering is based on the number of shares outstanding at January 28, 2013. Unless we specifically state otherwise, the information in this prospectus supplement:

•

assumes the conversion by the selling stockholders of an aggregate of 3,000,000 shares of Class B common stock for 3,000,000 shares of Class A common stock that are being offered hereby, immediately prior to the closing of this offering; and

•

does not take into account the sale of up to 450,000 shares of Class A common stock that the underwriter has the option to purchase from the selling stockholders or the corresponding conversion of shares of Class B common stock by the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain summary historical financial and other data of the Company for the periods and at the dates indicated. We have derived the summary historical consolidated statement of operations and other financial data for the three years in the period ended December 31, 2011 and the balance sheet data as of December 31, 2010 and 2011 from the audited consolidated financial statements of Nexstar incorporated by reference into this prospectus supplement. The balance sheet data as of December 31, 2009 have been derived from Nexstar’s audited consolidated financial statements and notes thereto. We have derived the summary historical consolidated financial data as of September 30, 2012 and for the nine month periods ended September 30, 2011 and 2012 from the unaudited consolidated financial statements and the related notes of Nexstar incorporated by reference in this prospectus supplement, which have been prepared on a basis consistent with Nexstar’s audited financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of financial position and operating results as of and for the applicable periods. Our historical operating results are not necessarily indicative of future operating results. The summary historical consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with “Selected Historical Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes of Nexstar incorporated by reference herein.

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2009	2010	2011	2011	2012
Statement of Operations Data:
Net revenues	$251,979	$313,350	$306,491	$220,289	$262,458
Operating expenses (income):
Direct operating expenses (excluding depreciation and amortization)	77,233	78,322	81,657	59,634	65,930
Selling, general and administrative expenses (excluding depreciation and amortization)	89,525	100,891	105,167	76,313	81,771
Restructure charge	670	—	—	—	—
Non-cash contract termination fees	191	—	—	—	—
Impairment of goodwill(1)	7,360	—	—	—	—
Impairment of other intangible assets(1)	8,804	—	—	—	—
Amortization of broadcast rights	25,263	21,481	23,389	17,499	16,303
Amortization of intangible assets	23,705	23,732	25,979	20,411	16,595
Depreciation	21,680	21,112	21,845	16,053	17,359
Gain on asset exchange	(8,093)	(30)	—	—	—
(Gain) loss on asset disposal, net	(2,560)	294	461	20	(25)

Income from operations	8,201	67,548	47,993	30,359	64,525
Interest expense, net	(39,182)	(54,266)	(53,004)	(40,082)	(37,921)
Gain (loss) on extinguishment of debt	18,567	(8,356)	(1,155)	(1,155)	(497)

(Loss) income before income taxes	(12,414)	4,926	(6,166)	(10,878)	26,107
Income tax expense	(200)	(6,741)	(5,725)	(4,277)	(4,712)

Net (loss) income	$(12,614)	$(1,815)	$(11,891)	$(15,155)	$21,395

	As of December 31,			As of September 30, 2012
(in thousands)	2009	2010	2011
Balance Sheet Data:
Cash and cash equivalents	$12,752	$23,658	$7,456	$12,236
Working capital	36,875	53,622	39,619	35,105
Net intangible assets and goodwill	362,762	339,040	335,602	319,007
Total assets	619,826	602,536	595,034	611,359
Total debt	670,374	643,100	640,361	615,248
Total stockholders’ deficit	$(176,263)	$(175,165)	$(183,404)	$(160,277)

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2009	2010	2011	2011	2012
Other Financial Data:
Net cash provided by (used in):
Operating activities	$22,993	$59,268	$40,340	$34,966	$68,729
Investing activities	(35,590)	(13,340)	(54,579)	(31,812)	(39,539)
Financing activities	9,515	(35,022)	(1,873)	(18,998)	(24,500)
Broadcast cash flow(2)(4)	81,782	132,203	115,856	80,925	114,686
Adjusted EBITDA(3)(4)	63,221	112,313	96,076	66,497	98,262

(1)	We recognized impairment charges on goodwill and FCC licenses during the year ended December 31, 2009.
(2)	Broadcast cash flow is calculated as income from operations, plus corporate expenses, depreciation, amortization of intangible assets and broadcast rights (excluding barter), non-cash contract termination fees, non-cash impairment charges, loss (gain) on asset exchange and loss (gain) on asset disposal, net, minus broadcast rights payments.
(3)	Adjusted EBITDA is calculated as broadcast cash flow less corporate expenses.
(4)	Broadcast cash flow and Adjusted EBITDA are non-GAAP financial measures. We believe the presentation of these non-GAAP measures is useful to investors because they are used by lenders to measure our ability to service debt; by industry analysts to determine the market value of stations and their operating performance; by management to identify the cash available to service debt, make strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs; and, because they reflect the most up-to-date operating results of the stations inclusive of pending acquisitions, TBAs or local marketing agreements. Our management believes they also provide an additional basis from which investors can establish forecasts and valuations for our business.

The following is a reconciliation of broadcast cash flow and Adjusted EBITDA to income from operations:

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2009	2010	2011	2011	2012
Income from operations	$8,201	$67,548	$47,993	$30,359	$64,525
Add:
Depreciation	21,680	21,112	21,845	16,053	17,359
Amortization of intangible assets	23,705	23,732	25,979	20,411	16,595
Amortization of broadcast rights, excluding barter	13,248	9,527	9,947	7,662	6,489
Impairment of goodwill and intangible assets	16,164	—	—	—	—
Gain on asset exchange	(8,093)	(30)	—	—	—
(Gain) loss on asset disposal, net	(2,560)	294	461	20	(25)
Corporate expenses	18,561	19,890	19,780	14,428	16,424
Non-cash contract termination fees	191	—	—	—	—
Less:
Payments for broadcast rights	9,315	9,870	10,149	8,008	6,681

Broadcast cash flow	81,782	132,203	115,856	80,925	114,686
Less:
Corporate expenses	18,561	19,890	19,780	14,428	16,424

Adjusted EBITDA	$63,221	$112,313	$96,076	$66,497	$98,262

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus supplement and the risks and uncertainties discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other documents we file with the Securities and Exchange Commission in the future. See “Incorporation of Certain Information by Reference.” The risks and uncertainties described in this prospectus supplement and the documents incorporated by reference in this prospectus supplement are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus supplement or the documents incorporated by reference in this prospectus supplement actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our Class A common stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to Our Operations

General trends in the television industry could adversely affect demand for television advertising as consumers flock to alternative media, including the Internet, for entertainment.

Television viewing among consumers has been negatively impacted by the increasing availability of alternative media, including the Internet. As a result, in recent years demand for television advertising has been declining and demand for advertising in alternative media has been increasing, and we expect this trend to continue.

In recent years, the networks have streamed their programming on the Internet and other distribution platforms in close proximity to network programming broadcast on local television stations, including those we own. These and other practices by the networks dilute the exclusivity and value of network programming originally broadcast by the local stations and could adversely affect the business, financial condition and results of operations of our stations.

We and Mission have a history of net losses.

We and Mission had aggregate net losses of $11.9 million, $1.8 million and $12.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. We and Mission may not be able to achieve or maintain profitability.

Our substantial debt could limit our ability to grow and compete.

As of September 30, 2012, we and Mission had $615.2 million of debt, which represented 135.2% of our and Mission’s total combined capitalization. In addition, in connection with the Newport Acquisition, entry into the Senior Secured Credit Facilities, issuance of the 2020 Notes, repurchase of substantially all of the 2014 Notes and 2014 PIK Notes and refinancing of the Existing Credit Facilities, we incurred a substantial amount of new indebtedness. The companies’ high level of debt could have important consequences to our business. For example, it could:

•	limit our and Mission’s ability to borrow additional funds or obtain additional financing in the future;

•	limit our and Mission’s ability to pursue acquisition opportunities;

•	expose us and Mission to greater interest rate risk since the interest rate on borrowings under the Senior Secured Credit Facilities is variable;

•	limit our and Mission’s flexibility to plan for and react to changes in our business and our industry; and

•	impair our and Mission’s ability to withstand a general downturn in our business and place us at a disadvantage compared to our competitors that are less leveraged.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and incorporated by reference in this prospectus supplement, for disclosure of the approximate aggregate amount of principal indebtedness scheduled to mature.

We and Mission could also incur additional debt in the future. The terms of the Senior Secured Credit Facilities and the indenture governing the 2020 Notes and the indenture governing the 8.875% Senior Secured Second Lien Notes due 2017 co-issued by Nexstar Broadcasting and Mission (the “2017 Notes”) limit, but do not prohibit, us or Mission from incurring substantial amounts of additional debt. To the extent we or Mission incur additional debt, we and Mission would become even more susceptible to the leverage-related risks described above.

The agreements governing the Company’s debt contain various covenants that limit management’s discretion in the operation of our business.

The Senior Secured Credit Facilities, the indenture governing the 2020 Notes and the indenture governing the 2017 Notes contain, various covenants that restrict our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments;

•	make acquisitions;

•	merge, consolidate or transfer all or substantially all of our assets;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets or stock of our subsidiaries; and

•	enter into transactions with affiliates.

In addition, the Senior Secured Credit Facilities require us to maintain or meet certain financial ratios, including maximum total and first-lien leverage ratios and a minimum fixed charge coverage ratio. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. As a result of these restrictions and covenants, management’s ability to operate our business at its discretion is limited, and we may be unable to compete effectively, pursue acquisitions or take advantage of new business opportunities, any of which could harm our business.

If we fail to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on any collateral securing such debt.

The credit agreement governing Nexstar Broadcasting’s obligations under the Senior Secured Credit Facilities contains covenants that require us to comply with certain financial ratios, including maximum total and first-lien ratios and a minimum fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and Mission. The credit agreement governing Mission’s obligations under the Senior Secured Credit Facilities does not contain financial covenant ratio requirements; however, it includes an event of default if Nexstar Broadcasting does not comply with all covenants contained in the credit agreement governing the Senior Secured Credit Facilities. The indentures governing the 2020 Notes and the 2017 Notes contain restrictive covenants customary for debt of their respective types.

Mission may make decisions regarding the operation of its stations that could reduce the amount of cash we receive under our local service agreements.

Mission is 100% owned by independent third parties. Mission owns and operates 19 television stations as of February 6, 2013. We have entered into local service agreements with Mission, pursuant to which we provide services to Mission’s stations. In return for the services we provide, we receive substantially all of Mission’s available cash, after satisfaction of operating costs and debt obligations.

On December 3, 2012, Mission entered into the fourth amended and restated credit agreement among it, Bank of America, N.A., as administrative agent and collateral agent, UBS Securities LLC, as syndication agent, joint lead arranger and joint book manager, RBC Capital Markets, as documentation agent, joint lead arranger and joint book manager, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger and joint book manager, and a syndicate of other lenders, which provides for a first-lien credit facility (the “Mission Facilities”). The Mission Facilities consist of a Term Loan and a $35.0 million revolving credit facility. Nexstar and Nexstar Broadcasting also guarantee all of the obligations incurred under the Mission Facilities, which were incurred primarily in connection with Mission’s acquisition of its stations. Mission has granted to us purchase options to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for consideration equal to the greater of (i) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement or (ii) the amount of its indebtedness. Additionally, Mission’s shareholders have granted Nexstar an option to purchase any or all of Mission’s stock, subject to FCC consent, for a price equal to the pro rata portion of the greater of (i) five times the stations’ cash flow, as defined in the option agreement, reduced by the amount of indebtedness, as defined in the option agreement, or (ii) $100,000.

We do not own Mission or its television stations. However, we are deemed under GAAP to have a controlling financial interest in Mission because of (i) the local service agreements Nexstar has with the Mission stations, (ii) Nexstar’s guarantee of the obligations incurred under the Mission Facilities, (iii) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting for advertising revenue, advertising and hiring and firing of sales force personnel and (iv) purchase options granted by Mission that permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent. In compliance with FCC regulations for both us and Mission, Mission maintains complete responsibility for and control over programming, finances and personnel for its stations. As a result, Mission’s board of directors and officers can make decisions with which we may disagree and which could reduce the cash flow generated by these stations and, as a consequence, the amounts we receive under our local service agreements with Mission. For example, we may disagree with Mission’s programming decisions; this programming may prove unpopular and/or may generate less advertising revenue. In addition, subject to Mission’s agreement with its lenders, Mission’s board of directors, comprised solely of its shareholders, could choose to pay themselves a dividend.

The revenue generated by stations we operate or provide services to could decline substantially if they fail to maintain or renew their network affiliation agreements on favorable terms, or at all.

Due to the quality of the programming provided by the networks, stations that are affiliated with a network generally have higher ratings than unaffiliated independent stations in the same market. As a result, it is important for stations to maintain their network affiliations. Most of the stations that we operate or provide services to have network affiliation agreements––15 stations have primary affiliation agreements with NBC, 11 with CBS, 16 with ABC, 12 with FOX, 4 stations and 2 digital multicast channel with MyNetworkTV, and 5 with The CW. Additionally, 9 of the stations have secondary affiliation agreements with Bounce TV. Each of NBC, CBS and ABC generally provides affiliated stations with up to 22 hours of prime time programming per week, while each of FOX, MyNetworkTV and The CW provides affiliated stations with up to 15 hours of prime time programming per week. In return, affiliated stations broadcast the respective network’s commercials during the network programming.

All of the network affiliation agreements of the stations that we own, operate, program or provide sales and other services to are scheduled to expire at various times through December 2018. In order to renew certain of our affiliation agreements, we may be required to make cash payments to the network and to accept other material modifications of existing affiliation agreements. If any of our stations cease to maintain affiliation agreements with networks for any reason, we would need to find alternative sources of programming, which may be less attractive and more expensive. Further, some of our network affiliation agreements are subject to earlier termination by the networks under specified circumstances.

The loss of or material reduction in retransmission consent revenues could have an adverse effect on our business, financial condition and results of operations.

The Company’s retransmission consent agreements with cable operators, direct broadcast satellite operators and others permit the operators to carry our stations’ signals in exchange for the payment of compensation to us from the system operators as consideration. The television networks have recently asserted to their local television station affiliates the networks’ position that they, as the owners or licensees of programming we broadcast and provide for retransmission, are entitled to a portion of the compensation under the retransmission consent agreements and are including these provisions in their network affiliation agreements. In addition, our affiliation agreements with some broadcast networks include certain terms that may affect our ability to allow multichannel video programming distributors (“MVPDs”) to retransmit network programming, and in some cases, we may lose the right to grant retransmission consent to such providers. Inclusion of these or similar provisions in our network affiliation agreements could materially reduce this revenue source to the Company and could have an adverse effect on our business, financial condition and results of operations.

In addition, system operators are actively seeking to change the regulations under which retransmission consent is negotiated before both the U.S. Congress and the FCC in order to increase their bargaining leverage with television stations. On March 3, 2011, the FCC initiated a Notice of Proposed Rulemaking to reexamine its rules (i) governing the requirements for good-faith negotiations between MVPDs and broadcasters, including implementing a prohibition on one station negotiating retransmission consent terms for another station under a local service agreement, (ii) for providing advance notice to consumers in the event of dispute and (iii) to extend certain cable-only obligations to all MVPDs. The FCC has also asked for comment on eliminating the network non-duplication and syndicated exclusivity protection rules, which may permit MVPDs to import out-of-market television stations during a retransmission consent dispute. If the FCC prohibits joint negotiations or modifies the network non-duplication and syndicated exclusivity protection rules, such changes could materially reduce this revenue source and could have an adverse effect on our business, financial condition and results of operations.

The FCC could decide not to grant renewal of the FCC license of any of the stations we operate or provide services to which would require that station to cease operations.

Television broadcast licenses are granted for a maximum term of eight years and are subject to renewal upon application to the FCC. The FCC is required to grant an application for license renewal if, during the preceding term, the station served the public interest, the licensee did not commit any serious violations of the Communications Act of 1934, as amended (the “Communications Act”), or the FCC’s rules, and the licensee committed no other violations of the Communications Act or the FCC’s rules which, taken together, would constitute a pattern of abuse. A majority of renewal applications are routinely granted under this standard. If a licensee fails to meet this standard, the FCC may still grant renewal on terms and conditions that it deems appropriate, including a monetary forfeiture or renewal for a term less than the normal eight-year period.

On October 26, 2005, the Director of the Central Illinois Chapter of the Parents Television Council (“PTC”) submitted an informal objection to the application for renewal of license for Nexstar’s station WCIA in Champaign, Illinois, requesting the FCC withhold action on WCIA’s license renewal application until the FCC acts on the PTC’s complaint regarding an allegedly indecent broadcast on WCIA.

On January 3, 2006, Cable America Corporation submitted a petition to deny the applications for renewal of license for Nexstar’s station KOZL and Mission’s station KOLR, both licensed to Springfield, Missouri. Cable America alleged that Nexstar’s local service agreements with Mission give Nexstar improper control over Mission’s operations. Nexstar and Mission submitted a joint opposition to this petition to deny, and Cable America submitted a reply. Cable America subsequently requested that the FCC dismiss its petition. However, the petition remains pending with the FCC.

Nexstar and Mission filed renewal of license applications for their stations between June 2004 and April 2007. The majority of these applications, including the WCIA, KOZL and KOLR applications discussed above, remain pending with the FCC. Once a renewal application is timely filed, a station may continue to operate under its license even if its expiration date has passed. We and Mission expect the FCC to renew the licenses for our stations in due course but cannot provide any assurances that the FCC will do so.

On June 1, 2012, the FCC’s renewal cycle for television stations reinitiated. Nexstar Broadcasting and Mission are required to submit new renewal of license applications for the stations between June 1, 2012 and April 1, 2015. Third parties are permitted to submit objections to these applications.

The loss of the services of our chief executive officer could disrupt management of our business and impair the execution of our business strategies.

We believe that our success depends upon our ability to retain the services of Perry A. Sook, our founder, President and Chief Executive Officer. Mr. Sook has been instrumental in determining our strategic direction and focus. The loss of Mr. Sook’s services could adversely affect our ability to effectively manage our overall operations and successfully execute current or future business strategies.

Our growth may be limited if we are unable to implement our acquisition strategy.

We intend to continue our growth by selectively pursuing acquisitions of television stations. The television broadcast industry is undergoing consolidation, which may reduce the number of acquisition targets and increase the purchase price of future acquisitions. Some of our competitors may have greater financial or management resources with which to pursue acquisition targets. Therefore, even if we are successful in identifying attractive acquisition targets, we may face considerable competition and our acquisition strategy may not be successful.

FCC rules and policies may also make it more difficult for us to acquire additional television stations. Television station acquisitions are subject to the approval of the FCC and, potentially, other regulatory authorities. FCC rules limit the number of television stations a company may own and define the types of local service agreements that “count” as ownership by the party providing the services. Those rules are subject to change. The need for FCC and other regulatory approvals could restrict our ability to consummate future transactions if, for example, the FCC or other government agencies believe that a proposed transaction would result in excessive concentration in a market, even if the proposed combinations may otherwise comply with FCC ownership limitations.

Growing our business through acquisitions involves risks and if we are unable to manage effectively our growth, our operating results will suffer.

Since January 1, 2003, we have more than doubled the number of stations that we own, operate, program or provide sales and other services to, having acquired over 30 stations and contracted to provide service to approximately 15 additional stations as of February 6, 2013. We will continue to actively pursue additional acquisition opportunities, such as the recent Newport Acquisition, the Smith Acquisition and the California Acquisition. To manage our growth effectively and address the increased reporting requirements and administrative demands that will result from future acquisitions, we will need, among other things, to continue to develop our financial and management controls and management information systems. We will also need to continue to identify, attract and retain highly skilled finance and management personnel. Failure to do any of these tasks in an efficient and timely manner could seriously harm our business.

There are other risks associated with growing our business through acquisitions. For example, with any past or future acquisition, there is the possibility that:

•	we may not be able to successfully reduce costs, increase advertising revenue or audience share or realize anticipated synergies and economies of scale with respect to any acquired station;

•	an acquisition may increase our leverage and debt service requirements or may result in our assuming unexpected liabilities;

•	our management may be reassigned from overseeing existing operations by the need to integrate the acquired business;

•	we may experience difficulties integrating operations and systems, as well as company policies and cultures;

•	we may fail to retain and assimilate employees of the acquired business; and

•	problems may arise in entering new markets in which we have little or no experience.

The occurrence of any of these events could have a material adverse effect on our operating results, particularly during the period immediately following any acquisition.

FCC actions may restrict our ability to create duopolies under local service agreements and may require the termination of certain of our local service agreements, which would harm our existing operations and impair our acquisition strategy.

In some of our markets, we have created duopolies by entering into what we refer to as local service agreements. While these agreements take varying forms, a typical local service agreement is an agreement between two separately owned television stations serving the same market, whereby the owner of one station provides operational assistance to the other station, subject to ultimate editorial and other controls being exercised by the latter station’s owner. By operating or entering into local service agreements with more than one station in a market, we (and the other station) achieve significant operational efficiencies. We also broaden our audience reach and enhance our ability to capture more advertising spending in a given market.

While all of our existing local service agreements comply with FCC rules and policies, the FCC may not continue to permit local service agreements as a means of creating duopoly-type opportunities.

On August 2, 2004, the FCC initiated a rule-making proceeding to determine whether to make TV joint sales agreements (“JSAs”) attributable under its ownership rules. Comments and reply comments were filed in this proceeding in the fourth quarter of 2004. The FCC has not yet issued a decision in this proceeding.

The FCC is required to review its media ownership rules every four years and eliminate those rules it finds no longer serve the “public interest, convenience and necessity.” During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. In May 2010, the FCC formally initiated its 2010 review of its media ownership rules with the issuance of a Notice of Inquiry (“NOI”). In December 2011, the FCC issued a Notice of Proposed Rulemaking (“NPRM”) to seek comment on specific proposed changes to its ownership rules. Among the specific changes proposed in the NPRM are (1) elimination of the contour overlap provision of the local television ownership rule (making the rule entirely DMA-based), (2) elimination of the radio/television cross-ownership rule and (3) modest relaxation of the newspaper/broadcast cross-ownership rule. The NPRM also sought comment on shared services agreements (“SSAs”) and other joint operating arrangements between television stations, and whether such agreements should be considered attributable. Initial comments on the NPRM were filed on March 5, 2012, and reply comments were filed in April 2012. We cannot predict what rules the FCC will adopt or when they will be adopted. However, the FCC might act on these proceedings in 2013 and may deem TV JSAs to be attributable ownership interests and require the termination of existing JSAs within a specified period of time if the newly attributable JSAs do not comply with the local television ownership limits. If the FCC adopts a JSA attribution rule, or any other new or modified rule affecting the ownership of or local service agreements between television stations, we will be required to comply with such rules.

The FCC may decide to terminate “grandfathered” time brokerage agreements.

The FCC attributes time brokerage agreements and local marketing agreements (“TBAs”) to the programmer under its ownership limits if the programmer provides more than 15% of a station’s weekly broadcast programming. However, TBAs entered into prior to November 5, 1996 are exempt attributable interests for now.

The FCC will review these “grandfathered” TBAs in the future. During this review, the FCC may determine to terminate the “grandfathered” period and make all TBAs fully attributable to the programmer. If the FCC does so, we and Mission will be required to terminate the TBAs for stations WFXP (Erie, PA) and KHMT (Billings, MT) unless the FCC simultaneously changes its duopoly rules to allow ownership of two stations in the applicable markets.

The level of foreign investments held by our principal stockholder, ABRY Partners, LLC and its affiliated funds (“ABRY”) , may limit additional foreign investments made in us.

The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company, such as ours, may have no more than 20% (in the case of a licensed entity) or 25% (in the case of a parent company) non-U.S. ownership (by vote and by equity). Because our principal stockholder, ABRY, has a substantial level of foreign investment, the amount of additional foreign investment that may be made in us is limited to approximately 12% of our total outstanding equity.

The interest of our principal stockholder, ABRY, in other media may limit our ability to acquire television stations in particular markets, restricting our ability to execute our acquisition strategy.

The number of television stations we may acquire in any market is limited by FCC rules and may vary depending upon whether the interests in other television stations or other media properties of persons affiliated with us are attributable under FCC rules. The broadcast or other media interests of our officers, directors and stockholders with 5% or greater voting power are generally attributable under the FCC’s rules, which may limit us from acquiring or owning television stations in particular markets while those officers, directors or stockholders are associated with us. In addition, the holder of otherwise non-attributable equity and/or debt in a licensee in excess of 33% of the total debt and equity of the licensee will be attributable where the holder is either a major program supplier to that licensee or the holder has an attributable interest in another broadcast station or daily newspaper in the same market.

ABRY, our principal stockholder, is one of the largest private firms specializing in media and broadcasting investments. As a result of ABRY’s interest in us, we could be prevented from acquiring broadcast companies in markets where ABRY has an attributable interest in television stations or other media, which could impair our ability to execute our acquisition strategy. Our amended and restated certificate of incorporation allows ABRY and its affiliates to identify, pursue and consummate additional acquisitions of television stations or other broadcast-related businesses that may be complementary to our business and therefore such acquisition opportunities may not be available to us.

We are controlled by one principal stockholder, ABRY, and its interests may differ from your interests.

As a result of ABRY’s controlling interest in us, ABRY is able to exercise a controlling influence over our business and affairs. ABRY is able to unilaterally determine the outcome of any matter submitted to a vote of our stockholders, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, five of our directors are or were affiliated with ABRY. ABRY’s interests may differ from the interests of other security holders and ABRY could take actions or make decisions that are not in the best interests of our security holders. Furthermore, this concentration of ownership by ABRY may have the effect of impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer for our shares.

We and Mission have a material amount of goodwill and intangible assets, and therefore we and Mission could suffer losses due to future asset impairment charges.

As of December 31, 2011 and September 30, 2012, $335.6 million, or 56.4%, and $319.0 million, or 52.2%, respectively, of our and Mission’s combined total assets consisted of goodwill and intangible assets, including FCC licenses and network affiliation agreements. We recorded an impairment charge of $16.2 million during the year ended December 31, 2009 that included an impairment to the carrying values of FCC licenses of $8.8 million, related to 19 of our stations and an impairment to the carrying values of goodwill of $7.4 million, related to four reporting units consisting of five of our stations. We and Mission test goodwill and FCC licenses annually, and on an interim date if factors or indicators become apparent that would require an interim test of these assets, in accordance with accounting and disclosure requirements for goodwill and other intangible assets. We and Mission test network affiliation agreements whenever circumstances or indicators become apparent the asset may not be recoverable through expected future cash flows. The methods used to evaluate the impairment of Nexstar’s and Mission’s goodwill and intangible assets would be affected by a significant reduction in operating results or cash flows at one or more of Nexstar’s and Mission’s television stations, or a forecast of such reductions, a significant adverse change in the advertising marketplaces in which Nexstar’s and Mission’s television stations operate, the loss of network affiliations, or by adverse changes to FCC ownership rules, among others, which may be beyond our or Mission’s control. If the carrying amount of goodwill and intangible assets is revised downward due to impairment, such non-cash charge could materially affect Nexstar’s and Mission’s financial position and results of operations.

Risks Related to Our Industry

Our operating results are dependent on advertising revenue and as a result, we may be more vulnerable to economic downturns and other factors beyond our control than businesses not dependent on advertising.

We derive revenue primarily from the sale of advertising time. Our ability to sell advertising time depends on numerous factors that may be beyond our control, including:

•	the health of the economy in the local markets where our stations are located and in the nation as a whole;

•	the popularity of our programming;

•	fluctuations in pricing for local and national advertising;

•	the activities of our competitors, including increased competition from other forms of advertising-based media, particularly newspapers, cable television, Internet and radio;

•	the decreased demand for political advertising in non-election years; and

•	changes in the makeup of the population in the areas where our stations are located.

Because businesses generally reduce their advertising budgets during economic recessions or downturns, the reliance upon advertising revenue makes our operating results particularly susceptible to prevailing economic conditions. Our programming may not attract sufficient targeted viewership, and we may not achieve favorable ratings. Our ratings depend partly upon unpredictable and volatile factors beyond our control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our programming not to gain popularity or to decline in popularity, which could cause our advertising revenue to decline. In addition, we and the programming providers upon which we rely may not be able to anticipate, and effectively react to, shifts in viewer tastes and interests in our markets.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in advertising revenue could have a significant negative impact on our financial results.

Our business is characterized generally by high fixed costs, primarily for debt service, broadcast rights and personnel. Other than commissions paid to our sales staff and outside sales agencies, our expenses do not vary significantly with the increase or decrease in advertising revenue. As a result, a relatively small change in advertising prices could have a disproportionate effect on our financial results. Accordingly, a minor shortfall in expected revenue could have a significant negative impact on our financial results.

Preemption of regularly scheduled programming by network news coverage may affect our revenue and results of operations.

Nexstar may experience a loss of advertising revenue and incur additional broadcasting expenses due to preemption of the Company’s regularly scheduled programming by network coverage of a major global news event such as a war or terrorist attack. As a result, advertising may not be aired and the revenue for such advertising may be lost unless the station is able to run the advertising at agreed-upon times in the future. Advertisers may not agree to run such advertising in future time periods, and space may not be available for such advertising. The duration of such preemption of local programming cannot be predicted if it occurs. In addition, our stations and the stations we provide services to may incur additional expenses as a result of expanded news coverage of a war or terrorist attack. The loss of revenue and increased expenses could negatively affect our results of operations.

If we are unable to respond to changes in technology and evolving industry trends, our television businesses may not be able to compete effectively.

New technologies could also adversely affect our television stations. Information delivery and programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet, telephone company services, mobile devices, digital video recorders and home video and entertainment systems have fractionalized television viewing audiences and expanded the numbers and types of distribution channels for advertisers to access. Over the past decade, cable television programming services, other emerging video distribution platforms and the Internet have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable and satellite television, the Internet and other technological changes have increased, and may continue to increase, the competitive demand for programming. Such increased demand, together with rising production costs, may increase our programming costs or impair our ability to acquire or develop desired programming.

In addition, video compression techniques, now in use with direct broadcast satellites, cable and wireless cable are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques as well as other technological developments are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming, resulting in more audience fractionalization. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these and other technological changes will have on the television industry or our results of operations.

The FCC can sanction us for programming broadcast on our stations which it finds to be indecent.

In 2004, the FCC began to impose substantial fines on television broadcasters for the broadcast of indecent material in violation of the Communications Act and its rules. The FCC also revised its indecency review analysis to more strictly prohibit the use of certain language on broadcast television. In one of several judicial appeals of FCC enforcement actions, a Federal court in July 2010 held the FCC’s indecency standards to be unconstitutionally vague under the First Amendment. The U.S. Supreme Court agreed to review that decision and in June 2012, issued a narrow decision setting aside FCC orders citing FOX and ABC for indecency violations, finding that the FCC failed to provide adequate prior notice that the sanctioned materials could be found actionably indecent. The U.S. Supreme Court did not otherwise address whether the FCC’s current indecency policy is consistent with the First Amendment. Because our and Mission’s stations’ programming is in large part comprised of programming provided by the networks with which the stations are affiliated, we and Mission do not have full control over what is broadcast on our stations, and we and Mission may be subject to the imposition of fines if the FCC finds such programming to be indecent. Fines may be imposed on a television broadcaster for an indecency violation to a maximum of $325,000 per violation.

Intense competition in the television industry could limit our growth and impair our ability to become profitable.

As a television broadcasting company, we face a significant level of competition, both directly and indirectly. Generally we compete for our audience against all the other leisure activities in which one could choose to engage rather than watch television. Specifically, stations we own or provide services to compete for audience share, programming and advertising revenue with other television stations in their respective markets and with other advertising media, including newspapers, radio stations, cable television, DBS systems and the Internet.

The entertainment and television industries are highly competitive and are undergoing a period of consolidation. Many of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do. The markets in which we operate are also in a constant state of change arising from, among other things, technological improvements and economic and regulatory developments. Technological innovation and the resulting proliferation of television entertainment, such as cable television, wireless cable, satellite-to-home distribution services, pay-per-view, home video and entertainment systems and Internet and mobile distribution of video programming have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to increased competition. We may not be able to compete effectively or adjust our business plans to meet changing market conditions. We are unable to predict what form of competition will develop in the future, the extent of the competition or its possible effects on our business.

The FCC could implement regulations or the U.S. Congress could adopt legislation that might have a significant impact on the operations of the stations we own and the stations we provide services to or the television broadcasting industry as a whole.

The FCC has initiated proceedings to determine whether to make TV joint sales agreements and shared services agreements attributable interests under its ownership rules; to determine whether it should establish more detailed criteria and additional recordkeeping and reporting obligations with respect to broadcasters’ requirements to serve the local public interest; and to determine whether to modify or eliminate certain of its broadcast ownership rules, including the radio-television cross-ownership rule and the newspaper-television cross-ownership rule. Changes to any of these rules may have significant impact on us and the stations to which we provide services.

In addition, the FCC has sought comment on whether there are alternatives to the use of DMAs to define local markets such that certain viewers whose current DMAs straddle multiple states would be provided with more in-state broadcast programming. If the FCC determines to modify the use of existing DMAs to determine a station’s local market, such change might materially alter current station operations and could have an adverse effect on our business, financial condition and results of operations.

The FCC also may decide to initiate other new rule making proceedings on its own or in response to requests from outside parties, any of which might have such an impact. The U.S. Congress also may act to amend the Communications Act in a manner that could impact our stations and the stations we provide services to or the television broadcast industry in general.

The FCC may reallocate some portion of the spectrum available for use by television broadcasters to wireless broadband use which alteration could substantially impact our future operations and may reduce viewer access to our programming.

The FCC has initiated various proceedings to assess the availability of spectrum to meet future wireless broadband needs. The FCC’s March 2010 “National Broadband Plan” recommends the reallocation of 120 megahertz of the spectrum currently used for broadcast television for wireless broadband use. The FCC has so far adopted rules permitting television stations to share a single 6 megahertz channel and requested comment on proposals that include, among other things, whether to add new frequency allocations in the television bands for licensed fixed and mobile wireless uses and whether to implement technical rule modifications to improve the viability of certain channels that are underutilized by digital television stations. In February 2012, the U.S. Congress adopted legislation authorizing the FCC to conduct an incentive auction whereby spectrum holders, including television broadcasters, could voluntarily relinquish all or part of their spectrum in exchange for consideration. On September 28, 2012, the FCC adopted a Notice of Proposed Rule Making seeking public comment on the design of the incentive auction and various technical issues related to the reallocation of television spectrum for mobile broadband use. Comments on the notice were filed in January 2013, and reply comments are due in March 2013. A reallocation of television spectrum for wireless broadband use would likely involve a “repacking” of the television broadcast band, which would require some television stations to change channel or otherwise modify their technical facilities. Future steps to reallocate television spectrum to broadband use may be to the detriment of our investment in digital facilities, could require substantial additional investment to continue our current operations, and may require viewers to invest in additional equipment or subscription services to continue receiving broadcast television signals. We cannot predict the timing or results of television spectrum reallocation efforts or their impact to our business.

Risks Relating to Our Class A Common Stock

Concentration of ownership by our principal stockholder may prevent new investors from influencing significant corporate decisions.

Prior to this proposed offering, as of January 28, 2013, ABRY, our largest stockholder, holds approximately 95.0% of our outstanding Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time, subject to certain conditions, into one share of Class A common stock. As a result, ABRY holds approximately 74.1% of the voting power of our outstanding capital stock prior to this proposed offering, and is expected to hold or have the ability to control approximately 60.2% of the voting power of our outstanding capital stock following this offering or 57.2% of the voting power if the underwriter exercises its option to purchase up to 450,000 additional shares of Class A common stock at the public offering price. These amounts assume that only the minimum number of shares of Class B common stock are converted by ABRY into shares of Class A common stock in order to permit the sale of shares of Class A common stock contemplated herein. As a result of their ownership positions, our principal stockholder is able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and have significant influence over our management and policies. Five of the ten members of our board of directors are principals of ABRY. ABRY can take actions that have the effect of delaying a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power by ABRY may have an adverse effect on the price of our Class A common stock. The interests of ABRY may not be consistent with your interests as a stockholder.

Our amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL that relate to business combinations with interested stockholders will apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. The provisions of Section 203 of the DGCL may delay, prevent or deter a merger, acquisition, tender offer or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock.

Our amended and restated certificate of incorporation provides that the doctrine of corporate opportunity does not apply to ABRY, or any of our directors who are employees of or affiliated with ABRY, in a manner that would prohibit them from investing or participating in competing businesses. To the extent they invest in such other businesses, ABRY may have differing interests than our other stockholders. The provisions of our amended and restated certificate of incorporation relating to corporate opportunity terminate, subject to limited exceptions, at such time as ABRY and any company controlling, controlled by or under common control with ABRY shall first cease to be the owner, in the aggregate, of Class A common stock representing five percent (5%) or more of the votes entitled to be cast by the holders of all the then-outstanding shares of our Class A common stock.

Future sales of our Class A common stock, or the possibility or perception in the public markets that these sales may occur, could depress our stock price.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our Class A common stock. Substantially all of the shares of our Class A common stock are available for resale in the public market, other than shares held by our “affiliates” which are subject to certain restrictions and limitations set forth in Rule 144 of the Securities Act. Registration of the sale of these shares of our Class A common stock would permit their sale into the market immediately. Upon registration of any of these shares for resale, the market price of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

We, the selling stockholders and certain of our executive officers and directors have agreed, subject to certain exceptions, not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except, among other things, in our case, for the issuance of Class A common stock upon the exercise of options under existing option plans and except, in the case of the selling stockholders, among other things, for the shares being offered hereby. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by “affiliates,” compliance with the volume restrictions and other securities laws. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our Class A common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus supplement lapse, the trading price of our Class A common stock could decline significantly.

In order to permit the proposed offering, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC have agreed to the early release of Nexstar and the selling stockholders from certain covenants in their 90-day lock-up agreements entered into on November 26, 2012 in connection with the prior secondary offering by ABRY. Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release all or some portion of the shares subject to the applicable 90-day lock-up agreement prior to expiration of such period.

On December 21, 2012, we filed a registration statement on Form S-8 under the Securities Act to register 1,500,000 shares of our Class A common stock, consisting of 1,100,000 shares available for issuance under the Nexstar Broadcasting Group, Inc. 2012 Long-Term Equity Incentive Plan (the “2012 Plan”) and 400,000 shares issuable upon exercise of stock options that are currently outstanding under the 2012 Plan. These shares can be freely sold in the public market upon issuance and once vested, subject to any lock-up restrictions and other restrictions provided under the 2012 plan and/or the option agreements entered into with option holders. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our Class A common stock could decline substantially.

In addition, we have registered the offer and sale of all shares of our Class A common stock that may be converted from our shares of Class B common stock held by ABRY. In connection with the proposed offering, ABRY may sell a large number of shares, which could cause the prevailing market price of our Class A common stock to decline.

The market price of our Class A common stock may be volatile, which could cause the value of our Class A common stock to decline.

The market price of our Class A common stock may be volatile due to a number of factors such as those listed under the caption “—Risks Related to Our Operations” above and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our Class A common stock;

•	general U.S. and global economic conditions;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	risks related to our business and our industry, including those discussed above; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

Furthermore, the stock market can experience extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of our senior management team from our business regardless of the outcome of such litigation.

Our actual operating results may differ significantly from our guidance.

From time to time, we release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this prospectus could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

If securities analysts do not continue to publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our Class A common stock may be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of our Class A common stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

Our amended and restated certificate of incorporation, amended and restated bylaws, debt instruments and Delaware law contain anti-takeover protections that may discourage or prevent a takeover of us, even if an acquisition would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of the DGCL, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock by our board of directors without a stockholder vote;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	set forth specific advance notice procedures for matters to be raised at stockholder meetings.

On January 24, 2013, our board of directors by written consent and the holders of a majority of the issued and outstanding voting securities of the Company by written consent approved amendments to, and restated, our amended and restated certificate of incorporation. The action taken by written consent will become effective no earlier than 20 calendar days after the date on which an information statement related to the amendments to the amended and restated certificate of incorporation is sent or given to our stockholders. See “Recent Developments—Amended and Restated Certificate of Incorporation.” Upon effectiveness, the new amended and restated certificate of incorporation will also:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•

limit the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting at such time as ABRY no longer beneficially owns a majority of our outstanding shares.

The DGCL prohibits us from engaging in “business combinations” with “interested shareholders” (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for our Class A common stock.

In addition, under the terms of the Senior Secured Credit Facilities, a change in control would be an event of default under the Senior Secured Credit Facilities and trigger the rights of holders of the 2017 Notes and 2020 Notes to cause the Company to repurchase such notes. These events would add to the cost of an acquisition, which could deter a third party from acquiring us.

Additional issuances of equity securities would dilute the ownership of our existing stockholders and could reduce our earnings per share.

We may issue equity securities in the future in connection with capital raisings, acquisitions, strategic transactions or for other purposes. To the extent we issue substantial additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

USE OF PROCEEDS

All of the shares of Class A common stock offered by the selling stockholders pursuant to this prospectus supplement will be sold by the selling stockholders for their own account. We will not receive any of the proceeds from these sales. We will bear a portion of the expenses of the offering of Class A common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes. See “Selling Stockholders.”

DIVIDEND POLICY

On November 26, 2012, we announced a new dividend policy pursuant to which our board of directors authorized us to declare a total annual cash dividend with respect to shares of Class A common stock and Class B common stock of $0.48 per share in equal quarterly installments of $0.12 per share. On January 25, 2013, our board of directors declared a quarterly cash dividend of $0.12 per share to be paid on March 1, 2013 to shareholders of record as of the close of business on February 15, 2013. Future cash dividends, if any, will be at the discretion of our board of directors and can be changed or discontinued at any time. Dividend determinations (including the amount of the cash dividend, the record date and date of payment) will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. In addition, the Senior Secured Credit Facilities and the indentures governing the 2017 Notes and the 2020 Notes (as defined herein) limit our ability to pay dividends.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

On July 18, 2012, Nexstar Broadcasting and Mission entered into asset purchase agreements with Newport to acquire the Newport Assets for total consideration of $285.5 million in cash, subject to adjustments for working capital acquired. Nexstar Broadcasting completed the acquisition of the ten stations in Salt Lake City, Utah, Memphis, Tennessee, Syracuse, New York, Binghamton, New York, Elmira, New York, Watertown, New York and Jackson, Tennessee as well as Newport’s Inergize Digital Media operations on December 3, 2012, effective December 1, 2012. Mission completed the acquisition of two stations in Little Rock, Arkansas on January 3, 2013, effective January 1, 2013.

On December 3, 2012, in connection with the Newport Acquisition, Nexstar Broadcasting and Mission entered into the Senior Secured Credit Facilities, which consist of a $350.0 million term loan facility with a seven-year maturity and a $100.0 million revolving credit facility with a five-year maturity. Nexstar Broadcasting and Mission used the proceeds from the Senior Secured Credit Facilities to finance the Newport Acquisition, refinance the balance outstanding under the Existing Credit Facilities and for general corporate purposes.

On October 24, 2012, Nexstar Broadcasting commenced a cash tender offer and related consent solicitation for any and all of its outstanding 2014 Notes and 2014 PIK Notes. The consummation of the tender offer and related consent solicitation were contingent upon, among other things, Nexstar Broadcasting obtaining the proceeds from a proposed senior notes offering on terms satisfactory to Nexstar Broadcasting. On November 9, 2012, Nexstar Broadcasting issued $250 million in aggregate principal amount of 2020 Notes. The 2020 Notes are senior unsecured obligations of Nexstar Broadcasting and are guaranteed by Nexstar Broadcasting Group and Mission. The proceeds from the offering of the 2020 Notes were used by Nexstar Broadcasting to repurchase substantially all of its outstanding 2014 Notes and 2014 PIK Notes in accordance with the terms of the tender offer and related consent solicitation noted above, refinance a portion of its borrowings outstanding under its then existing senior secured credit facilities and pay related fees and expenses. The tender offer and related consent solicitation expired pursuant to their terms on November 21, 2012. Nexstar Broadcasting redeemed the balance of the outstanding 2014 Notes and 2014 PIK Notes on December 31, 2012.

The Newport Acquisition, entry into the Senior Secured Credit Facilities, issuance of the 2020 Notes, repurchase of substantially all of the 2014 Notes and 2014 PIK Notes and refinancing of the Existing Credit Facilities are collectively referred to as the “Transactions.”

The unaudited pro forma combined statements of operations and other financial data give effect to the Transactions as if they had occurred on January 1, 2011. The unaudited pro forma combined balance sheet data gives effect to the Transactions as if they had occurred on September 30, 2012. The unaudited pro forma combined financial data should be read in conjunction with the audited financial statements filed in the Annual Report on Form 10-K on March 15, 2012 and the unaudited financial statements filed in the Quarterly Report on Form 10-Q on November 8, 2012 by the Company and the audited and unaudited financial statements of the Newport Assets filed with the SEC. The unaudited pro forma combined financial data do not purport to represent what our results of operations, balance sheet data or financial information would have been if the Transactions had occurred as of the dates indicated, or what such results will be for any future periods. The unaudited pro forma combined financial data are based on certain assumptions, which are described in the accompanying notes and which management believes are reasonable.

NEXSTAR BROADCASTING GROUP, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2012

(in thousands)

	Historical		Pro Forma Adjustments				Pro Forma Combined
	Nexstar	Newport Assets	Financing Arrangements		Acquisition of Newport Assets
Assets
Current assets:
Cash and cash equivalents	$12,236	—	289,042	(i)(j)(l)	(258,589)	(a)(h)	42,689
Accounts receivable, net	67,446	15,002	—		(15,002)	(b)	67,446
Current portion of broadcast rights	19,169	4,776	—		—		23,945
Prepaid expenses and other current assets	2,412	524	—		—		2,936

Total current assets	101,263	20,302	289,042		(273,591)		137,016
Property and equipment, net	139,742	43,628	—		8,931	(c)	192,301
Broadcast rights	16,381	1,628	—		—		18,009
Goodwill	112,575	18,421	—		104,835	(d)	235,831
FCC licenses	119,569	73,966	—		(328)	(e)(f)	193,207
FCC licenses of Mission	21,939	—	—		12,446	(f)	34,385
Other intangible assets, net	64,924	2,210	—		22,779	(g)	89,913
Other noncurrent assets, net	34,966	1,197	10,082	(j)	(28,554)	(a)	17,691

Total assets	$611,359	161,352	299,124		(153,482)		918,353

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of debt	$1,500	—	1,125	(k)	—		2,625
Current portion of broadcast rights payable	16,338	6,981	—		—		23,319
Accounts payable	8,948	1,256	—		(1,256)	(b)	8,948
Accrued expenses	13,512	2,263	—		(2,263)	(b)	13,512
Taxes payable	295	—	—		—		295
Interest payable	14,982	—	(1,763)	(l)	—		13,219
Deferred revenue	3,539	—	—		—		3,539
Other liabilities of Mission	5,914	—	—		—		5,914
Other liabilities	1,130	13	—		—		1,143

Total current liabilities	66,158	10,513	(638)		(3,519)		72,514
Debt	613,748	—	302,743	(i)	—		916,491
Broadcast rights payable	12,984	2,476	—		—		15,460
Deferred tax liabilities	43,666	—	—		—		43,666
Deferred revenue	136	—	—		—		136
Deferred gain on sale of assets	1,821	—	—		—		1,821
Deferred representation fee incentive	3,781	—	—		—		3,781
Other liabilities of Mission	21,410	—	—		—		21,410
Other liabilities	7,932	7	—		—		7,939

Total liabilities	771,636	12,996	302,105		(3,519)		1,083,218

Commitments and contingencies
Stockholders’ deficit:
Preferred stock	—	—	—		—		—
Common stock	290	—	—		—		290
Owners’ equity	—	148,356	—		(148,356)	(b)	—
Additional paid-in capital	408,384	—	—		—		408,384
Accumulated deficit	(568,951)	—	(2,981)	(m)	(1,607)	(h)	(573,539)

Total stockholders’ deficit	(160,277)	148,356	(2,981)		(149,963)		(164,865)

Total liabilities and stockholders’ equity (deficit)	$611,359	161,352	299,124		(153,482)		918,353

See the accompanying notes to the unaudited pro forma combined financial data.

NEXSTAR BROADCASTING GROUP, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands, except per share amounts)

	Historical		Reclassifications		Pro Forma Adjustments		Pro Forma Combined
	Nexstar	Newport Assets
Net revenue	$262,458	$75,929	$—		$—		$338,387
Operating expenses (income):
Direct operating expenses, excluding depreciation and amortization	65,930	23,979	(5,385)	(s)	—		84,524
Selling, general, and administrative expenses, excluding depreciation and amortization	81,771	27,863	—		(943)	(n)	108,691
Amortization of broadcast rights	16,303	—	5,385	(s)	—		21,688
Depreciation and amortization	33,954	5,576	—		1,271	(o)	40,801
(Gain) loss on asset disposal, net	(25)	529	—		—		504

Total operating expenses	197,933	57,947	—		328		256,208

Income from operations	64,525	17,982	—		(328)		82,179
Interest expense, net	(37,921)	—	—		(11,891)	(p)	(49,812)
Loss on extinguishment of debt	(497)	—	—		497	(q)	—
Equity in losses of nonconsolidated affiliates	—	(304)	—		—		(304)

Income before income taxes	26,107	17,678	—		(11,722)		32,063
Income tax expense	(4,712)	(222)	—		(3,880)	(r)	(8,814)

Net income	$21,395	$17,456	$—		$(15,602)		$23,249

Net income per common share:
Basic	$0.74						$0.80
Diluted	$0.70						$0.76
Weighted average number of common shares outstanding:
Basic	28,881						28,881
Diluted	30,561						30,561

See the accompanying notes to the unaudited pro forma combined financial data.

NEXSTAR BROADCASTING GROUP, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands, except per share amounts)

	Historical		Reclassifications		Pro Forma Adjustments		Pro Forma Combined
	Nexstar	Newport Assets
Net revenue	$306,491	$96,915	$—		$—		$403,406
Operating expenses:
Direct operating expenses, excluding depreciation and amortization	81,657	33,149	(9,129)	(s)	—		105,677
Selling, general, and administrative expenses, excluding depreciation and amortization	105,167	35,324	—		—		140,491
Amortization of broadcast rights	23,389	—	9,129	(s)	—		32,518
Depreciation and amortization	47,824	7,261	—		1,971	(o)	57,056
Loss on asset disposal, net	461	893	—		—		1,354

Total operating expenses	258,498	76,627	—		1,971		337,096

Income from operations	47,993	20,288	—		(1,971)		66,310
Interest expense, net	(53,004)	—	—		(15,187)	(p)	(68,191)
Loss on extinguishment of debt	(1,155)	—	—		458	(q)	(697)
Equity in losses of nonconsolidated affiliates	—	(410)	—		—		(410)

(Loss) income before income taxes	(6,166)	19,878	—		(16,700)		(2,988)
Income tax expense	(5,725)	(295)	—		(5,174)	(r)	(11,194)

Net (loss) income	$(11,891)	$19,583	$—		$(21,874)		$(14,182)

Net loss per common share:
Basic and diluted	$(0.42)						$(0.50)
Weighted average number of common shares outstanding:
Basic and diluted	28,626						28,626

See the accompanying notes to the unaudited pro forma combined financial data.

Notes to Unaudited Pro Forma Combined Financial Data

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined financial statements and explanatory notes give effect to the retirement of the 2014 Notes and the 2014 PIK Notes, the refinance of Nexstar Broadcasting’s and Mission’s Existing Credit Facilities, the acquisition of the Newport Assets by Nexstar Broadcasting and Mission, for which Nexstar Broadcasting will provide certain services under local service agreements with Mission, and the issuance of the 2020 Notes. As discussed in the Company’s consolidated financial statements contained in previously filed Forms 10-Q and 10-K, Mission is included in such financial statements because Nexstar is deemed under GAAP to have a controlling financial interest in Mission as a variable interest entity for financial reporting purposes. The unaudited pro forma combined balance sheet is presented as if the Transactions had occurred as of September 30, 2012. The unaudited pro forma combined statements of operations are presented as if the Transactions had occurred on January 1, 2011.

The Newport Acquisition will be accounted for as a business combination. Accordingly, the total purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over the amounts assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. The preparation of unaudited pro forma combined financial statements requires management to make estimates and assumptions that affect the amounts reported in such financial statements and the notes thereto. Estimates were applied herein to determine the applicable interest rate on the term loans under our senior secured credit facility, the valuation of goodwill, intangible assets and property, plant, and equipment, amortization of intangible assets, depreciation of tangible fixed assets, costs to be incurred related to the Transactions and the income tax effects of the pro forma adjustments. The purchase price allocation as of the ultimate acquisition date and the resulting effect on income from operations will differ from the amounts included herein.

The unaudited pro forma combined financial statements are based on the historical financial statements of the Company and the Newport Assets after giving effect to the Transactions, as well as the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not indicative of either future results of operations or results that might have been achieved if the Newport Acquisition was consummated as of January 1, 2011. This information should be read in conjunction with the accompanying notes to the unaudited pro forma combined financial statements and the historical consolidated financial statements and accompanying notes of the Company and the Newport Assets.

Note 2—Purchase Price Allocation

The following table summarizes, as of September 30, 2012, the provisional allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed in the acquisitions, after giving effect to the Transactions (in thousands):

Broadcast rights	$6,404
Property and equipment	52,559
FCC licenses	86,084
Other intangible assets	24,989
Other assets	1,721
Goodwill	123,256
Broadcast rights payable	(9,457)
Other liabilities	(20)

Net assets acquired	$285,536

The amount allocated to definite-lived intangible assets primarily represents the estimated fair values of network affiliation agreements, which will be amortized over 15 years.

The provisional purchase price allocation presented above is based upon all information available to us at the present time, and is based upon management’s preliminary estimates of the fair values using valuation techniques including income, cost and market approaches. The purchase price allocation is provisional pending our final determination of the fair values of the assets and liabilities, which we expect will occur within twelve months following the Acquisition. Upon the completion of the final purchase price allocation, any reallocation of fair values to the assets acquired and liabilities assumed in the Newport Acquisition could have a material impact on the Company’s depreciation and amortization expenses and future results of operations. A change in the recognized fair value of definite-lived intangible assets of $1.0 million would result in an approximate change in annual amortization expense of $0.1 million.

Goodwill of $123.3 million is attributable to future expense reductions utilizing management’s leverage in programming and other station operating costs. The Company anticipates that the goodwill and FCC licenses will be deductible for tax purposes.

Note 3—Pro Forma Adjustments

The unaudited pro forma combined financial statements reflecting the Transactions include adjustments attributed to the repayment of the 2014 Notes of $3.9 million and the 2014 PIK Notes of $112.6 million, the refinancing of the Existing Credit Facilities, the Newport Acquisition, the issuance of the 2020 Notes, the entry into the new Senior Secured Credit Facilities and related fees and expenses. The expected borrowings to finance the acquisitions and repayment of existing loans include the net proceeds of the 2020 Notes and $350.0 million of term loans under the new Senior Secured Credit Facilities. The unaudited pro forma combined financial statements reflect the purchase of certain assets and the assumption of certain liabilities of the Newport Assets. The Newport Acquisition includes programming assets and obligations, FCC broadcast licenses, and property, plant, and equipment. The Newport Acquisition excludes cash and cash equivalents, working capital items such as accounts receivable, accounts payable and accrued liabilities, assets and obligations related to the Newport Assets’ corporate operations and overhead, and obligations under the Newport Assets’ outstanding debt. Accordingly, the unaudited pro forma combined financial statements include adjustments to reverse the assets and liabilities of the Newport Assets that are not being acquired by Nexstar Broadcasting or Mission pursuant to the asset purchase agreements.

The unaudited pro forma combined statements of operations do not include any costs that may result from acquisition and integration activities. The unaudited pro forma combined statements of operations do not include any adjustments to eliminate operating expenses associated with the Newport Assets’ corporate offices and related overhead, nor do they adjust for expected future incremental operating income as a result of synergies the Company expects to realize.

Adjustments to Unaudited Pro Forma Combined Balance Sheet

The pro forma adjustments in the unaudited pro forma combined balance sheet related to the Transactions as of September 30, 2012 are as follows:

(a)	Represents the purchase price of $285.5 million, less escrow deposit payments of $28.6 million per the Asset Purchase Agreements, and an approximation of the acquisition related costs of $1.6 million.

(b)	Certain assets and liabilities of the Newport Assets were not acquired or assumed in the asset purchase agreements in connection with the Newport Acquisition.

(c)	Represents the estimated fair values of the acquired property and equipment, less the values previously recorded in the historical financial statements of the Newport Assets.

(d)	Represents the difference between the purchase price and the fair value of the acquired net assets, less the goodwill previously recorded in the historical financial statements of the Newport Assets.

(e)	Represents the estimated fair values of the acquired FCC licenses by Nexstar Broadcasting, less the values previously recorded in the historical financial statements of the Newport Assets.

(f)	Represents the estimated fair values of the FCC licenses acquired by Mission, less the values previously recorded in the historical financial statements of the Newport Assets. The historical values of the Newport Assets were all recorded in the line discussed in note (e) above.

(g)	Represents the estimated fair values primarily of the network affiliation agreements of the acquired stations, less the values previously recorded in the historical financial statements of the Newport Assets.

(h)	Represents the estimated acquisition costs that have not yet been paid, primarily relating to legal and other professional fees.

(i)	Represents the proceeds of 2020 Notes and $350 million term loans, less the repayment of the principal outstanding under the 2014 Notes, the 2014 PIK Notes and the Existing Credit Facilities.

(j)	Represents the deferral of the costs incurred related to the financing of $12.3 million, primarily for lender fees and legal and professional fees, less the write-off of the balance of the deferred costs related to the Existing Credit Facilities, the 2014 Notes and the 2014 PIK Notes.

(k)	Represents the incremental current liability related to the Term Loans.

(l)	Represents the payment of outstanding interest due on the Existing Credit Facilities, the 2014 Notes and the 2014 PIK Notes.

(m)	Represents the write-off of the deferred financing costs and remaining discounts related to the Existing Credit Facilities, the 2014 Notes and the 2014 PIK Notes.

Adjustments to Unaudited Pro Forma Combined Statement of Operations

The pro forma adjustments in the unaudited pro forma combined statement of operations related to the Transactions, including the related acquisition financing as of January 1, 2011 are as follows:

(n)	Represents acquisition related costs attributable to the Transactions recognized by Nexstar in the nine months ended September 30, 2012.

(o)	Represents the amortization for the nine months ended September 30, 2012 and the year ended December 31, 2011 of acquired intangible assets of $1.3 million and $1.8 million, respectively, and depreciation of property and equipment acquired of $0.3 million and $0.4 million, respectively, less the depreciation and amortization previously recognized in the historical financial statements of the Newport Assets.

(p)	Represents the additional interest expense from the new financing agreements and amortization of new deferred financing costs and discounts less interest, deferred financing costs and discounts on the 2014 Notes, 2014 PIK Notes and the Existing Credit Facilities. The impact of a 1/8% increase or decrease in LIBOR would not result in any change in the annual interest expense presented.

(q)	Represents loss on extinguishment recognized by Nexstar Broadcasting related to the 2014 Notes and 2014 PIK Notes due to various redemptions and repurchases during the periods presented.

(r)	Represents the tax impact of the taxable amortization of goodwill and FCC licenses, less the income taxes recognized in the historical financial statements of the Newport Assets. The Company’s provision for income taxes is primarily comprised of deferred income taxes resulting from the amortization of goodwill and FCC licenses for income tax purposes which are not amortized for financial reporting purposes. No benefit has been recognized for taxable losses as the utilization of such losses is not more likely than not to be realized in the foreseeable future.

(s)	The historical financial statements of the Newport Assets included the amortization of cash and barter broadcast rights in direct operating expense. These amounts were reclassified to conform to the presentation of the Company’s financial statements.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial data for the periods and at the dates indicated. We have derived the selected historical financial data as of December 31, 2010 and 2011 and for the three years in the period ended December 31, 2011 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The selected historical financial data as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 have been derived from our audited consolidated financial statements. The balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements. We have derived the selected historical financial data as of September 30, 2012 and for the nine month periods ended September 30, 2011 and September 30, 2012 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement.

The selected historical financial data included below and elsewhere in this prospectus supplement are not necessarily indicative of future results. The Transactions will affect comparability between periods. The information presented below should be read with the information included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,					Nine Months Ended September 30,
(in thousands)	2007	2008	2009	2010	2011	2011	2012
Statements of Operations Data:
Net revenue	$266,801	$284,919	$251,979	$313,350	$306,491	$220,289	$262,458
Operating expenses (income):
Direct operating expenses, excluding depreciation and amortization	74,128	78,287	77,233	78,322	81,657	59,634	65,930
Selling, general and administrative expenses, excluding depreciation and amortization	86,773	90,468	89,525	100,891	105,167	76,313	81,771
Restructure charge	—	—	670	—	—	—	—
Non-cash contract termination fees	—	7,167	191	—	—	—	—
Impairment of goodwill(1)	—	38,856	7,360	—	—	—	—
Impairment of other intangible assets(1)	—	43,539	8,804	—	—	—	—
Amortization of broadcast rights	21,457	20,423	25,263	21,481	23,389	17,499	16,303
Amortization of intangible assets	25,671	28,129	23,705	23,732	25,979	20,411	16,595
Depreciation	20,209	21,024	21,680	21,112	21,845	16,053	17,359
Gain on asset exchange	(1,962)	(4,776)	(8,093)	(30)	—	—	—
(Gain) loss on asset disposal, net	(17)	(43)	(2,560)	294	461	20	(25)

Income (loss) from operations	40,542	(38,155)	8,201	67,548	47,993	30,359	64,525
Interest expense, net	(54,508)	(48,117)	(39,182)	(54,266)	(53,004)	(40,082)	(37,921)
Gain (loss) on extinguishment of debt	—	2,897	18,567	(8,356)	(1,155)	(1,155)	(497)

(Loss) income before income taxes	(13,966)	(83,375)	(12,414)	4,926	(6,166)	(10,878)	26,107
Income tax (expense) benefit	(5,807)	5,316	(200)	(6,741)	(5,725)	(4,277)	(4,712)

Net (loss) income	$(19,773)	$(78,059)	$(12,614)	$(1,815)	$(11,891)	$(15,155)	$21,395

	As of December 31,					As of September 30,
(in thousands)	2007	2008	2009	2010	2011	2011	2012
Balance Sheet Data:
Cash and cash equivalents	$16,226	$15,834	$12,752	$23,658	$7,456	$7,814	$12,236
Working capital (deficit)	(11,472)	27,391	36,875	53,622	39,619	26,204	35,105
Net intangible assets and goodwill	494,092	390,540	362,762	339,040	335,602	330,624	319,007
Total assets	708,702	626,587	619,826	602,536	595,034	582,673	611,359
Total debt	681,176	662,117	670,374	643,100	640,361	622,892	615,248
Total stockholders’ deficit	(89,390)	(165,156)	(176,263)	(175,165)	(183,404)	$(186,967)	$(160,277)

(1)	The Company recognized impairment charges on goodwill and FCC licenses during the years ended December 31, 2009 and 2008 and on network affiliation agreements for the year ended December 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions will have on us, including, without limitation, increased leverage, the impact of acquisition accounting and debt service requirements. You should read the following discussion and analysis in conjunction with our combined financial statements and related notes incorporated by reference into this prospectus supplement.

As a result of Nexstar’s deemed controlling financial interest in Mission, in accordance with GAAP, Nexstar consolidates the financial position, results of operations and cash flows of Mission as if it were a wholly-owned entity. We believe this presentation is meaningful for understanding Nexstar’s financial performance. Refer to Note 2 to the consolidated financial statements incorporated by reference into this prospectus supplement for a discussion of the determination that Nexstar is required to consolidate Mission’s financial position, results of operations and cash flows under the authoritative guidance for variable interest entities. Therefore, the following discussion of Nexstar’s financial position and results of operations includes Mission’s financial position and results of operations.

This discussion and analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors we describe under “Disclosure Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus.

Executive Summary

Highlights

•

Net revenue during the third quarter of 2012 increased by $15.1 million, or 20.2%, as compared to the same period in 2011. The increase in net revenue was primarily due to the December 2011 acquisition of WEHT along with increases in retransmission compensation and political advertising, which were partially offset by the discontinuance of management fee revenue from our terminated management services agreement with Four Points. The newly acquired station contributed approximately $2.3 million to the consolidated net revenue for the third quarter of 2012.

•

On July 18, 2012, Nexstar Broadcasting and Mission each entered into an asset purchase agreement with Newport to acquire to acquire twelve television stations and associated digital sub-channels in eight markets and Newport’s Inergize Digital Media operations for total consideration of $285.5 million in cash, subject to adjustments for working capital acquired. Nexstar Broadcasting completed its acquisition of the Newport Assets on December 3, 2012, effective December 1, 2012, and Mission completed its acquisition of the Newport Assets on January 3, 2013, effective January 1, 2013. In connection with the Newport Acquisition, Nexstar Broadcasting and Mission entered into the Senior Secured Credit Facilities, which consist of a $350.0 million term loan facility with a seven-year maturity and a $100.0 million revolving credit facility with a five-year maturity. Nexstar Broadcasting and Mission used the proceeds from the Senior Secured Credit Facilities to finance the Newport Acquisition, refinance the balance outstanding under the Existing Credit Facilities and for general corporate purposes.

•

On October 24, 2012, Nexstar Broadcasting commenced a cash tender offer and related consent solicitation for any and all of its outstanding 2014 Notes and 2014 PIK Notes. The consummation of the tender offer and related consent solicitation were contingent upon, among other things, Nexstar Broadcasting obtaining the proceeds from a proposed senior notes offering on terms satisfactory to

Nexstar Broadcasting. On November 9, 2012, Nexstar Broadcasting issued $250 million in aggregate principal amount of 2020 Notes. The 2020 Notes are senior unsecured obligations of Nexstar Broadcasting and are guaranteed by Nexstar Broadcasting Group and Mission. The proceeds from the offering of the 2020 Notes were used by Nexstar Broadcasting to repurchase substantially all of its outstanding 2014 Notes and 2014 PIK Notes in accordance with the terms of the tender offer and related consent solicitation noted above, refinance a portion of its borrowings outstanding under its then existing senior secured credit facilities and pay related fees and expenses. The tender offer and related consent solicitation expired pursuant to their terms on November 21, 2012. Nexstar Broadcasting redeemed the balance of the outstanding 2014 Notes and 2014 PIK Notes on December 31, 2012.

•	During the quarter, the Company borrowed $6.0 million, net, from its revolving loans under the Existing Credit Facilities.

•

Net revenue decreased 2.2% during 2011 compared to 2010. Political advertising decreased by $33.0 million, which was partially offset by the acquisitions of WFRV, WJMN and WEHT along with increases in eMedia advertising revenue and retransmission compensation.

•

On July 1, 2011, we acquired the assets of WFRV and WJMN, the CBS affiliates serving the Green Bay, Wisconsin and Marquette, Michigan markets, respectively, from an affiliate of Liberty Media Corporation for $19.1 million in cash and the issuance of 334,292 shares of our Class A common stock, valued at $2.4 million. The cash consideration was funded by borrowing from the revolver under our senior secured credit facility.

•

On December 1, 2011, we acquired the assets of WEHT, the ABC affiliate serving the Evansville, Indiana market, from Gilmore Broadcasting Corporation for $20.3 million in cash, funded with cash on hand and borrowings from our senior secured credit agreement. In addition, on December 1, 2011, Nexstar sold the FCC licenses, broadcast rights and related liabilities and certain equipment of WTVW to Mission for $6.7 million in cash and entered into local service agreements with Mission for WTVW, similar to Nexstar’s existing local service arrangements with Mission.

•

We and Mission renewed our affiliation agreements with ABC through June 2017 for all nine of the Company’s ABC stations. Additionally, Mission signed an agreement with ABC for affiliation of its station in Terre Haute, Indiana. The Terre Haute station, previously the FOX affiliate WFXW, launched with ABC on September 1, 2011 as WAWV.

•

On July 1, 2011, WTVW, the Evansville, Indiana station, launched LOCAL 7, an independent station. WTVW’s FOX affiliation agreement terminated on June 30, 2011. On August 1, 2011, WFFT, our Ft. Wayne, Indiana owned and operated station, launched WFFT LOCAL, an independent station. WFFT’s FOX affiliation agreement terminated on July 31, 2011. On September 1, 2011, KSFX, our Springfield, Missouri owned and operated station, launched OZARKS LOCAL, an independent station, with the call letters KOZL. KSFX’s FOX affiliation agreement terminated on August 31, 2011. We and Mission renewed our affiliation agreements with FOX through December 2013 for all nine of the Company’s remaining FOX affiliate stations.

•	On September 26, 2011, we launched 10 new digital multicasts as affiliates of Bounce TV network, the first broadcast television network targeting African-American audiences.

•

On January 3, 2012, Four Points Media Group LLC sold their stations to Sinclair Broadcast Group. We served Four Points’ seven stations in four markets through a management services agreement, which comprised our management fee revenue. The management services agreement terminated upon the closing of the sale. On January 3, 2012, we received a payment of $6.7 million which included our management incentive fee earned for the year ended December 31, 2011 and a contract termination fee of $1.9 million, which was recognized in the first quarter of 2012.

•	In April 2011, we amended our senior secured credit facility, adding $50 million to our term loan, which was used to repurchase various outstanding notes, as discussed below.

•

During 2011, the Company made various borrowings of our revolving loans in the Existing Credit Facilities, primarily related to acquisitions. During 2011, we also made payments on such revolving loans, funded through operating cash flow. The Company’s net borrowing of revolving loans for the year was $24.3 million.

•

During 2011, we redeemed and repurchased the $45.9 million remaining balance of our 11.375% senior discount notes due 2013 (“11.375% Notes”) at prices from 100% to 102%, resulting in a loss on extinguishment of debt of $0.7 million.

•	During 2011, we repurchased $24.2 million of our outstanding 2014 PIK Notes at prices from 97.75% to 100.5%, resulting in a loss on extinguishment of debt of $0.3 million.

•	During 2011, we repurchased $7.5 million of our outstanding 2014 Notes at prices from 98.25% to 100.5%, resulting in a loss on extinguishment of debt of $0.2 million.

Acquisition of the Newport Assets

On July 18, 2012, Nexstar Broadcasting and Mission each entered into an asset purchase agreement with Newport to acquire the Newport Assets for total consideration of $285.5 million in cash, subject to adjustments for working capital acquired. Nexstar Broadcasting and Mission paid a total deposit of $28.6 million upon signing of the asset purchase agreements. Nexstar Broadcasting completed its acquisition of the Newport Assets on December 3, 2012, effective December 1, 2012, and Mission completed its acquisition of the Newport Assets on January 3, 2013, effective January 1, 2013.

Effect of the Transactions

In connection with the Newport Acquisition, we incurred significant debt, including approximately $250 million aggregate principal amount of the 2020 Notes. Therefore, we expect that our interest expense will be significantly higher following the Transactions than we have experienced in prior periods.

The Newport Acquisition will be accounted for as a purchase in accordance with the Business Combinations Topic of the GAAP Accounting Standards Codification (“ASC”). As a result, certain of our assets and liabilities will be assigned new values, which will be on a fair value basis.

The following discussion and analysis of our historical financial condition and results of operations covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of such periods does not reflect the significant impact the Transactions will have on us. After the Transactions, we will be highly leveraged. Significant additional liquidity requirements, resulting primarily from increased interest expense, and other factors related to the Transactions, such as increased depreciation and amortization as a result of the application of the Business Combinations Topic of the ASC, will significantly affect our financial condition, results of operations and liquidity going forward.

Overview of Operations

We owned and operated 36 television stations and seven digital multicast channels as of September 30, 2012. Additionally, as of September 30, 2012, we programmed or provided sales and other services to 19 additional television stations and four digital multicast channels through various local service agreements with their owners, including 17 television stations and four digital multicast channels owned and operated by Mission. All of the stations to which we provide programming, sales or other services, including Mission, are wholly owned by independent third parties.

The following table summarizes the various local service agreements we had in effect as of September 30, 2012 with Mission:

Service Agreements	Mission Stations
TBA Only(1)	WFXP and KHMT
SSA & JSA(2)	KJTL, KJBO-LP, KOLR, KCIT, KCPN-LP, KAMC, KRBC, KSAN, WUTR, WAWV, WYOU, KODE, WTVO, KTVE and WTVW

(1)	We have a time brokerage agreement (“TBA”) with each of these stations which allows us to program most of each station’s broadcast time, sell each station’s advertising time and retain the advertising revenue generated in exchange for monthly payments to Mission.
(2)	We have both a SSA and a joint sales agreement (“JSA”) with each of these stations. Each SSA allows the station in the market to provide services including news production, technical maintenance and security, in exchange for our right to receive certain payments from Mission as described in the SSAs. Each JSA permits us to sell the station’s advertising time and retain a percentage of the station’s net advertising revenue, as described in the JSAs.

Our ability to receive cash from Mission is governed by these local service agreements. Under the local service agreements, we have received substantially all of Mission’s available cash, after satisfaction of its operating costs and debt obligations. We anticipate we will continue to receive substantially all of Mission’s available cash, after satisfaction of its operating costs and debt obligations.

We also guarantee all obligations incurred under Mission’s senior secured credit facility. Similarly, Mission is a guarantor of our senior secured credit facility and senior subordinated notes. In consideration of our guarantee of Mission’s senior secured credit facility, Mission has granted us a purchase option to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent, for an amount equal to the greater of (1) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness, as defined in the option agreement, or (2) the amount of its indebtedness. Additionally, on November 29, 2011, Mission’s shareholders granted us an option to purchase any or all of Mission’s stock, subject to FCC consent, for a price equal to the pro rata portion of the greater of (1) five times the stations’ cash flow, as defined in the agreement, reduced by the amount of indebtedness, as defined in the agreement, or (2) $100,000. These option agreements (which expire on various dates between 2012 and 2022) are freely exercisable or assignable by us without consent or approval by Mission or its shareholders. We expect these option agreements to be renewed upon expiration.

We do not own Mission or its television stations. However, we are deemed under GAAP to have a controlling financial interest in Mission because of (1) the local service agreements Nexstar has with the Mission stations, (2) Nexstar’s guarantee of the obligations incurred under Mission’s senior secured credit facility, (3) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting for advertising revenue, advertising and hiring and firing of sales force personnel and (4) purchase options granted by Mission that permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent. In compliance with FCC regulations for both us and Mission, Mission maintains complete responsibility for and control over programming, finances and personnel for its stations.

The operating revenue of our stations is derived primarily from broadcast and website advertising revenue, which is affected by a number of factors, including the economic conditions of the markets in which we operate, the demographic makeup of those markets and the marketing strategy we employ in each market. Most advertising contracts are short-term and generally run for a few weeks. For the years ended December 31, 2011 and 2010, revenue generated from local broadcast advertising represented 73.4% and 73.7%, respectively, of our consolidated spot revenue (total of local and national broadcast advertising revenue, excluding political advertising revenue). The remaining broadcast advertising revenue represents inventory sold for national or political advertising. All national and political revenue is derived from advertisements placed through advertising agencies. The agencies receive a commission rate of 15.0% of the gross amount of advertising schedules placed by them. While the majority of local spot revenue is placed by local agencies, some advertisers place their schedules directly with the stations’ local sales staff, thereby eliminating the agency commission. Each station also has an agreement with a national representative firm that provides for sales representation outside the particular station’s market. Advertising schedules received through the national representative firm are for national or large regional accounts that advertise in several markets simultaneously. National commission rates vary within the industry and are governed by each station’s agreement.

Most of our stations have a network affiliation agreement pursuant to which the network provides programming to the stations during specified time periods, including prime time. NBC and CBS compensate some of the stations for distributing the network’s programming over the air and for allowing the network to keep a portion of advertising inventory during those time periods. The affiliation agreements with ABC, FOX, MyNetworkTV, The CW and Bounce TV do not provide for compensation. In recent years, in conjunction with the renewal of affiliation agreements with NBC, CBS, ABC and FOX, network compensation is being eliminated and many of the networks are now seeking cash payments from their affiliates.

Each station acquires licenses to broadcast programming in non-news and non-network time periods. The licenses are either purchased from a program distributor for cash and/or the program distributor is allowed to sell some of the advertising inventory as compensation to eliminate or reduce the cash cost for the license. The latter practice is referred to as barter broadcast rights. The station records the estimated fair market value of the licenses, including any advertising inventory given to the program distributor, as a broadcast right asset and liability. Barter broadcast rights are recorded at management’s estimate of the value of the advertising time exchanged using historical advertising rates, which approximates the fair value of the program material received. The assets are amortized using the straight-line method over the license period or period of usage, whichever ends earlier. The cash broadcast rights liabilities are reduced by monthly payments while the barter liability is amortized over the same amortization period as the asset as barter revenue.

Our primary operating expenses consist of commissions on advertising revenue, employee compensation and benefits, newsgathering and programming costs. A large percentage of the costs involved in the operation of our stations and the stations we provide services to remains relatively fixed.

Seasonality

Advertising revenue is positively affected by national and regional political election campaigns and certain events such as the Olympic Games or the Super Bowl. The Company’s stations’ advertising revenue is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even-numbered years, when state, congressional and presidential elections occur and from advertising aired during the Olympic Games. As 2012 is an election year, we expect an increase in political advertising revenue in 2012 compared to 2011 and, as 2011 was not an election year, we reported significantly less political advertising revenue in 2011 compared to 2010.

Debt Transactions

On April 15, 2011, Nexstar Broadcasting entered into the Fourth Amendment to its Fourth Amended and Restated Credit Agreement. The amendment expanded its Term Loan B by $50.0 million to $149.5 million, allowed the proceeds of the credit facility to be used to refinance our existing notes and retained our incremental term loan capacity of $100.0 million. The net proceeds of the additional Term Loan B funding were used to redeem the remaining balance of the 11.375% Notes, for additional repurchases of outstanding notes and for general corporate purposes. The additional $50.0 million Term Loan B was funded on May 15, 2011.

On July 29, 2011, Nexstar Broadcasting entered into the Fifth Amendment to its Fourth Amended and Restated Credit Agreement and Mission entered into the Third Amendment to its Third Amended and Restated Credit Agreement. The amendments, among other things, removed as an event of default the termination of more than three stations’ network affiliation agreements with major networks and lowered the maximum consolidated Nexstar Broadcasting and Mission total leverage ratio to 7.50 to 1.00 through December 30, 2012 and 6.50 to 1.00 thereafter.

On July 1, 2011, Nexstar Broadcasting borrowed $19.3 million of its revolving loan in our Existing Credit Facilities in connection with the acquisition of the assets of WFRV and WJMN. On December 1, 2011, we borrowed $13.3 million of our revolving loan in our Existing Credit Facilities in connection with the acquisition of the assets of WEHT and Mission borrowed $6.7 million of its revolving loan in its senior secured credit facility in connection with the acquisition of the FCC license, broadcast rights and related liabilities, and certain equipment of WTVW from Nexstar. Throughout 2011, Nexstar Broadcasting made various net repayments on its revolving loans, resulting in a consolidated revolving loan balance of $24.3 million as of December 31, 2011.

On January 15, 2011, Nexstar Holdings redeemed, on a pro rata basis, $12.5 million of its 11.375% Notes. Nexstar Holdings also repurchased $0.2 million outstanding 11.375% Notes in January 2011. Both transactions were priced at approximately 102%. On May 16, 2011, Nexstar Holdings redeemed the remaining $33.2 million balance of its 11.375% Notes at the redemption price of 100.0%. These transactions resulted in a loss on extinguishment of debt of $0.7 million.

In the year ended December 31, 2011, Nexstar Broadcasting repurchased an aggregate of $24.2 million of its outstanding 2014 PIK Notes at prices from 97.75% to 100.5%. These repurchases resulted in a loss on extinguishment of debt of $0.3 million.

In the year ended December 31, 2011, Nexstar Broadcasting repurchased an aggregate of $7.5 million of its outstanding 2014 Notes at prices from 98.25% to 100.5%. These repurchases resulted in a loss on extinguishment of debt of $0.2 million.

Throughout 2011, we and Mission each paid the contractual maturities under the Existing Credit Facilities, for a total payment of $1.4 million.

Historical Performance

Revenue

The following table sets forth the amounts of the Company’s principal types of revenue (in thousands) and each type of revenue (other than trade and barter) and agency commissions as a percentage of total gross revenue for the periods shown:

	Year Ended December 31,						Nine Months Ended September 30,
	2009		2010		2011		2011		2012
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Local	$157,429	60.6	$173,901	52.9	$181,569	57.3	$132,266	58.0	$137,535	50.2
National	55,052	21.2	61,995	18.8	65,728	20.8	47,719	20.9	55,543	20.3
Political	5,949	2.3	39,318	12.0	6,326	2.0	4,319	1.9	18,929	6.9
Retransmission compensation(1)	24,252	9.3	29,911	9.1	37,393	11.8	27,099	11.9	44,881	16.3
eMedia revenue	11,687	4.5	13,821	4.2	16,224	5.1	11,963	5.3	13,041	4.8
Network compensation	2,136	0.8	2,050	0.6	987	0.3	776	0.3	585	0.2
Management fee	1,758	0.7	5,674	1.7	6,189	2.0	1,968	0.9	1,961	0.7
Other	1,644	0.6	2,270	0.7	2,307	0.7	1,746	0.8	1,760	0.6

Total gross revenue	259,907	100.0	328,940	100.0	316,723	100.0	227,856	100.0	274,235	100.0
Less: Agency commissions	(27,328)	(10.5)	(35,317)	(10.7)	(31,689)	(10.0)	(22,967)	(10.1)	(27,344)	(10.0)

Net broadcast revenue	232,579	89.5	293,623	89.3	285,034	90.0	204,889	89.8	246,891	90.0
Trade and barter revenue	19,400		19,727		21,457		15,400		15,567

Net revenue	$251,979		$313,350		$306,491		$220,289		$262,458

(1)	Retransmission compensation consists of a per subscriber-based compensatory fee and excludes advertising revenue generated from retransmission consent agreements, which is included in gross local advertising revenue.

Results of Operations

The following table sets forth a summary of the Company’s operations for the periods shown and the components as a percentage of net revenue (dollars in thousands):

	Year Ended December 31,						Nine Months Ended September 30,
	2009		2010		2011		2011		2012
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Net revenue	$251,979	100.0	$313,350	100.0	$306,491	100.0	$220,289	100.0	$262,458	100.0
Operating expenses (income):
Corporate expenses	18,561	7.4	19,890	6.3	19,780	6.4	14,428	6.5	16,424	6.2
Station direct operating expenses, net of trade	70,549	28.0	70,674	22.6	73,829	24.1	54,274	24.6	61,047	23.3
Selling, general and administrative expenses	70,964	28.2	81,001	25.8	85,387	27.9	61,885	28.1	65,347	24.9
Impairment of goodwill	7,360	2.9	—	—	—	—	—	—	—	—
Impairment of other intangible assets	8,804	3.5	—	—	—	—	—	—	—	—
Restructure charge	670	0.3	—	—	—	—	—	—	—	—
Non-cash contract termination fees	191	0.1	—	—	—	—	—	—	—	—
Gain on asset exchange	(8,093)	(3.2)	(30)	—	—	—	—	—	—	—
Loss (gain) on asset disposal, net	(2,560)	(1.0)	294	0.1	461	0.2	20	—	(25)	—
Trade and barter expense	18,699	7.4	19,602	6.3	21,270	6.9	15,197	6.9	14,697	5.6
Depreciation and amortization	45,385	18.0	44,844	14.3	47,824	15.6	36,464	16.6	33,954	12.9
Amortization of broadcast rights, excluding barter	13,248	5.3	9,527	3.0	9,947	3.2	7,662	3.5	6,489	2.5

Income from operations	$8,201		$67,548		$47,993		$30,359		$64,525

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Revenue

Gross local advertising revenue was $137.5 million for the nine months ended September 30, 2012, compared to $132.3 million for the same period in 2011, an increase of $5.3 million, or 4.0%. The increase was primarily related to incremental advertising from our automotive customers and revenue from our acquired stations which more than offset a decrease associated with the termination of certain station affiliation agreements. Gross national advertising revenue was $55.5 million for the nine months ended September 30, 2012, compared to $47.7 million for the same period in 2011, an increase of $7.8 million, or 16.4%, primarily attributable to the acquired stations and changes in mix between our local and national advertising revenues. Our largest advertiser category, automotive, represented 23.8% and 20.4% of local and national advertising revenue for the nine months ended September 30, 2012 and 2011, respectively. Overall, this category increased by 25.7%, of which 8.5% was attributable to our acquired stations. The other categories representing our top five were fast food/restaurants, which decreased 7.8%, paid programming, which increased 4.2%, furniture, which increased 6.2% and medical/healthcare, which increased 13.1%.

Gross political advertising revenue was $18.9 million for the nine months ended September 30, 2012, compared to $4.3 million for the same period in 2011, an increase of $14.6 million, or 338.3%, as expected, due to 2012 being an election year.

Retransmission compensation was $44.9 million for the nine months ended September 30, 2012, compared to $27.1 million for the same period in 2011, an increase of $17.8 million, or 65.6%. The increase in retransmission compensation was primarily the result of our acquired stations and contracts providing for higher rates per subscriber in the current year.

eMedia revenue, representing web-based advertising revenue generated at the Company’s stations, was $13.0 million for the nine months ended September 30, 2012, compared to $12.0 million for the same period in 2011, an increase of $1.1 million or 9.0%. The increase in eMedia revenue is attributable to our eMedia sales efforts and incremental revenue from acquired stations.

Management fee revenue was $2.0 million for the nine months ended September 30, 2012. The 2012 revenue primarily represents a contract termination fee received upon closing of the sale of Four Points’ stations to Sinclair Broadcast Group. Management fee revenue was $2.0 million for the nine months ended September 30, 2011.

Operating Expenses

Corporate expenses, related to costs associated with the centralized operation of Nexstar’s and Mission’s stations, were $16.4 million for the nine months ended September 30, 2012, compared to $14.4 million for the same period in 2011, an increase of $2.0 million, or 13.8%. This was due to an increase in legal and professional fees associated with our acquisitions, debt transactions and the culmination of our strategic alternative process of $0.2 million, increase in payroll and payroll-related costs due to increased headcount related to acquisitions and operational initiatives of $0.7 million and increased bonus expense related to higher revenues in this political year of $0.6 million.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses (net of trade expense) were $126.4 million for the nine months ended September 30, 2012, compared to $116.2 million for the same period in 2011, an increase of $10.2 million, or 8.8%. The increase was primarily due to expenses of the newly acquired stations, as well as an increase of $2.5 million in programming costs primarily due to the renewed network agreements entered into in 2011. These increases were partially offset by a decrease in employee health claims of $0.4 million.

Amortization of broadcast rights, excluding barter was $6.5 million for the nine months ended September 30, 2012, compared to $7.7 million for the same period in 2011, a decrease of $1.2 million, or 15.3%. The decrease was primarily due to the changes in programming mix, which was partially offset by the incremental amortization of broadcast rights of newly acquired stations.

Amortization of intangible assets was $16.6 million for the nine months ended September 30, 2012, compared to $20.4 million for the same period in 2011, a decrease of $3.8 million, or 18.7%. The decrease was primarily due to the termination of certain FOX affiliation contracts which were fully amortized in 2011, and partially offset by incremental amortization from acquired stations.

Depreciation of property and equipment was $17.4 million for the nine months ended September 30, 2012, compared to $16.1 million for the same period in 2011, an increase of $1.3 million, or 8.1%, primarily due to the incremental depreciation of fixed assets at our newly acquired stations.

Interest Expense

Interest expense, net was $37.9 million for the nine months ended September 30, 2012, compared to $40.1 million for the same period in 2011, a decrease of $2.2 million, or 5.4%. The decrease in interest expense was primarily attributed to the buyback and redemption of notes with higher interest rates, financed with our senior secured credit facility, as well as an overall reduction in debt.

Income Taxes

Income tax expense was $4.7 million for the nine months ended September 30, 2012, compared to $4.3 million for the same period in 2011, an increase of $0.4 million, or 10.2%. The increase was due to the incremental goodwill and FCC licenses from our 2011 acquisitions. Our provision for income taxes is primarily created by an increase in the deferred tax liability position arising from the amortization of goodwill and other indefinite-lived assets for income tax purposes, which are not amortized for financial reporting purposes. No tax expense or benefit was recorded with respect to the net income (loss) in 2012 and 2011 as the utilization of net operating losses is not more likely than not to be realized in the foreseeable future.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

Gross local advertising revenue was $181.6 million for the year ended December 31, 2011, compared to $173.9 million for the same period in 2010, an increase of $7.7 million, or 4.4%, of which $5.1 million related to acquired stations. Gross national advertising revenue was $65.7 million for the year ended December 31, 2011, compared to $62.0 million for the same period in 2010, an increase of $3.7 million, or 6.0%, of which $2.2 million related to acquired stations. Excluding acquisitions, gross local and national advertising revenue increased by $4.1 million. The increase primarily related to increases in advertising from automotive of $3.3 million, department and retail stores of $1.6 million, school and instruction of $0.9 million and insurance of $0.8 million for the year, which was offset by a decrease in advertising from media (radio, television, cable and newspapers) of $0.8 million, telecom of $0.8 million and grocery stores of $0.8 million for the year. The increase in automotive was primarily driven by increases in domestic manufacturers and dealers, particularly Ford and GM, and was partially offset by decreases in foreign manufacturers, most notably Toyota. The increase in department and retail stores was primarily driven by increases in local retailers as well as BonTon, Walmart and Shoe Carnival. The increase in school and instruction advertising was primarily driven by increases in vocational schools, both from existing and new customers.

Gross political advertising revenue was $6.3 million for the year ended December 31, 2011, compared to $39.3 million for the same period in 2010, a decrease of $33.0 million, or 83.9%, due to 2011 not being an election year. The current year political revenue primarily related to a special congressional election in Rochester, New York, Wisconsin gubernatorial and state senate recalls and issue and political action spending.

Retransmission compensation was $37.4 million for the year ended December 31, 2011, compared to $29.9 million for the same period in 2010, an increase of $7.5 million, or 25.0%. The increase in retransmission compensation was primarily the result of renegotiated contracts providing for higher rates per subscriber during the year, which is consistent with industry-wide trends, and additional revenue from WFRV, WJMN and WEHT of $1.0 million.

eMedia revenue, representing web-based advertising revenue generated at our stations, was $16.2 million for the year ended December 31, 2011, compared to $13.8 million for the same period in 2010, an increase of $2.4 million or 17.4%. The increase in eMedia revenue is attributable to the introduction of new service offerings and increased penetration of our customer base through eMedia sales efforts.

Operating Expenses

Corporate expenses, related to costs associated with the centralized management of Nexstar’s and Mission’s stations, remained consistent at $19.8 million for the year ended December 31, 2011, compared to $19.9 million for the year ended December 31, 2010. Corporate expenses decreased due to the 2010 recognition of $1.6 million of non-cash incremental stock-based compensation expense resulting from the stock option repricing in May 2010 (see Note 12 to the consolidated financial statements incorporated by reference into this prospectus supplement), which was offset by an increase of $1.4 million in legal and professional fees associated primarily with our acquisitions, strategic alternatives and our antitrust lawsuit.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses, were $159.2 million for the year ended December 31, 2011, compared to $151.7 million for the same period in 2010, an increase of $7.5 million, or 5.0%. The increase in station expenses was primarily attributed to $5.3 million in station expenses for newly acquired WFRV, WJMN and WEHT and an increase of $1.7 million in employee health care costs, principally due to some large claims during the year.

Amortization of broadcast rights, excluding barter, was $9.9 million for the year ended December 31, 2011, compared to $9.5 million for the same period in 2010, an increase of $0.4 million, or 4.4%. The increase was primarily due to the station acquisitions of $1.3 million, which was partially offset by a decrease due to the termination of syndication of The Oprah Winfrey Show.

Amortization of intangible assets was $26.0 million for the year ended December 31, 2011, compared to $23.7 million for the same period in 2010, an increase of $2.2 million or 9.5%. The increase was due to incremental amortization on our FOX affiliate stations with agreements terminating in 2011, as well as the amortization of newly acquired intangibles.

Depreciation of property and equipment was $21.8 million for the year ended December 31, 2011, compared to $21.1 million for the same period in 2010, an increase of $0.7 million, or 3.5%.

Interest Expense, net

Interest expense, net, was $53.0 million for the year ended December 31, 2011, compared to $54.3 million for the same period in 2010, a decrease of $1.3 million, or 2.3%. The decrease in interest expense was primarily attributed to the buyback of notes with higher interest rates, financed with our Existing Credit Facilities, as well as an overall reduction in debt.

Loss on Extinguishment of Debt

In 2011, the Company recognized $1.2 million of loss on extinguishment of debt, including $0.7 million related to the repurchases of the 11.375% Notes, $0.2 million related to the repurchases of the 2014 Notes and $0.3 million related to the repurchases of the 2014 PIK Notes.

Income Taxes

Income tax expense was $5.7 million for the year ended December 31, 2011, compared to $6.7 million for the same period in 2010, a decrease of $1.0 million. Our provision for income taxes is primarily created by an increase in the deferred tax liability position during the year arising from the amortizing of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Gross local advertising revenue was $173.9 million for the year ended December 31, 2010, compared to $157.4 million for the same period in 2009, an increase of $16.5 million, or 10.5%. Gross national advertising revenue was $62.0 million for the year ended December 31, 2010, compared to $55.1 million for the same period in 2009, an increase of $6.9 million, or 12.6%. The combined increase in gross local and national advertising revenue of $23.4 million was largely the result of an $11.3 million increase in automotive related advertising, our largest advertising category. Also contributing to the overall increase in local and national advertising were increases in the following advertising categories: $5.6 million in services, $3.3 million in department stores and retail, $1.3 million in education, $1.3 million in telecom and $1.2 million in entertainment. These increases were partially offset by a decrease in the paid programming category of $1.7 million.

Gross political advertising revenue was $39.3 million for the year ended December 31, 2010, compared to $5.9 million for the same period in 2009, an increase of $33.4 million, or more than five times. The increase in gross political revenue was attributed to state and local races (primarily in Pennsylvania, New York, Illinois, Maryland, Missouri, Texas and Arkansas) that occurred during the year ended December 31, 2010 as compared to nominal political advertising during the year ended December 31, 2009.

Retransmission compensation was $29.9 million for the year ended December 31, 2010, compared to $24.3 million for the same period in 2009, an increase of $5.7 million, or 23.3%. The increase in retransmission compensation was primarily the result of renegotiated contracts providing for higher rates per subscriber during the year and the addition of WCWJ in May 2009.

eMedia revenue, representing web-based advertising revenue generated at our stations, was $13.8 million for the year ended December 31, 2010, compared to $11.7 million for the same period in 2009, an increase of $2.1 million or 18.3%. The increase in eMedia revenue was a result of an overall upswing in the economy and enhanced sales efforts for the eMedia product.

Operating Expenses

Corporate expenses, related to costs associated with the centralized management of Nexstar’s and Mission’s stations, were $19.9 million for the year ended December 31, 2010, compared to $18.6 million for the year ended December 31, 2009, an increase of $1.3 million, or 7.2%. The increase was primarily attributed to the recognition of $1.6 million of non-cash incremental stock-based compensation expense resulting from the stock option repricing in May 2010 (see Note 12 to the consolidated financial statements incorporated by reference into this prospectus supplement for more details related to the stock option repricing), $4.3 million in bonus payments and $0.4 million for the reinstatement of our 401(k) match, partially offset by the elimination of 2009 costs of $2.9 million in professional fees associated with the 2014 PIK Notes exchange offer in March 2009.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses, were $151.7 million for the year ended December 31, 2010, compared to $141.5 million for the same period in 2009, an increase of $10.2 million, or 7.2%. The increase in station expenses was primarily attributed to an increase of $3.3 million in national and local sales commissions related to increased revenues, as well as increases of $3.1 million in amounts paid under station outsourcing agreements, $1.6 million in bad debt expense, $0.7 million in programming costs, $0.4 million in property taxes and $0.3 million in lease buyouts.

Amortization of broadcast rights, excluding barter, was $9.5 million for the year ended December 31, 2010, compared to $13.2 million for the same period in 2009, a decrease of $3.7 million, or 28.1%. The decrease was primarily due to the impact of $2.4 million of 2009 write-downs.

Amortization of intangible assets remained consistent at $23.7 million for each of the years ended December 31, 2010 and 2009, due to the consistent balance of amortizable intangible assets during 2010 and 2009.

Depreciation of property and equipment was $21.1 million for the year ended December 31, 2010, compared to $21.7 million for the same period in 2009, a decrease of $0.6 million, or 2.6%.

For the year ended December 31, 2009, we recognized a non-cash gain of $8.1 million from the exchange of equipment for the digital conversion under an arrangement with Sprint Nextel Corporation. This program concluded in early 2010, resulting in an insignificant gain in 2010.

Interest Expense, net

Interest expense, net was $54.3 million for the year ended December 31, 2010, compared to $39.2 million for the same period in 2009, an increase of $15.0 million, or 38.3%. The increase in interest expense was primarily attributed to the higher interest rate of the $325.0 million 2017 Notes compared to the Existing Credit Facilities.

Loss on Extinguishment of Debt

In 2010, the Company recognized $8.4 million of loss on extinguishment of debt, including $6.0 million related to the amendments of the Existing Credit Facilities, $2.6 million related to the repurchases and complete retirement of the senior subordinated PIK notes due 2014 and $0.2 million related to the repurchases of the 11.375% Notes, offset by gains of $0.4 million related to the repurchases of the 2014 Notes and 2014 PIK Notes.

Income Taxes

Income tax expense was $6.7 million for the year ended December 31, 2010, compared to $0.2 million for the same period in 2009, an increase of $6.5 million. Our provision for income taxes is primarily created by an increase in the deferred tax liability position during the year arising from the amortizing of goodwill and other indefinite-lived intangible assets for income tax purposes which are not amortized for financial reporting purposes. In 2009, an impairment charge of $16.2 million on indefinite-lived intangible assets reduced the book value and therefore decreased the deferred tax liability position. No tax benefit was recorded with respect to the taxable losses for 2010 and 2009, as the utilization of such losses is not more likely than not to be realized in the foreseeable future.

Liquidity and Capital Resources

We and Mission are highly leveraged, which makes the Company vulnerable to changes in general economic conditions. Our and Mission’s ability to meet the future cash requirements described below depends on our and Mission’s ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other conditions, many of which are beyond our and Mission’s control. Based on current operations and anticipated future growth, we believe that our and Mission’s available cash, anticipated cash flow from operations and available borrowings under the Nexstar and Mission senior credit facilities will be sufficient to fund working capital, capital expenditure requirements, interest payments and scheduled debt principal payments for at least the next twelve months. In order to meet future cash needs we may, from time to time, borrow under our senior secured credit facilities or issue other long- or short-term debt or equity, if the market and the terms of our existing debt arrangements permit, and Mission may, from time to time, borrow under its senior secured credit facility. We will continue to evaluate the best use of Nexstar’s operating cash flow among its capital expenditures, acquisitions and debt reduction.

Overview

The following tables present summarized financial information management believes is helpful in evaluating the Company’s liquidity and capital resources (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
Net cash provided by operating activities	$22,993	$59,268	$40,340	$34,966	$68,729
Net cash used in investing activities	(35,590)	(13,340)	(54,579)	(31,812)	(39,539)
Net cash provided by (used in) financing activities	9,515	(35,022)	(1,873)	(18,998)	(24,500)

Net (decrease) increase in cash and cash equivalents	$(3,082)	$10,906	$(16,112)	$(15,844)	$4,690

Cash paid for interest	$29,215	$46,928	$51,088	$34,208	$32,693
Cash paid for income taxes, net	$523	$397	$474	$499	$522

	As of December 31,		As of September 30,
	2010	2011	2011	2012
Cash and cash equivalents	$23,658	$7,546	$7,814	$12,236
Long-term debt including current portion	$643,100	$640,361	$622,892	$615,248
Unused commitments under senior secured credit facilities(1)	$75,000	$50,700	$68,200	$42,000

(1)	Based on covenant calculations, as of September 30, 2012, all of the $42 million of total unused revolving loan commitments under the Nexstar Broadcasting and Mission credit facilities were available for borrowing.

Cash Flows—Operating Activities

Net cash provided by operating activities increased by $33.8 million during the nine months ended September 30, 2012 compared to the same period in 2011. The increase was primarily due to an increase in net revenue of $42.2 million and a decrease in cash paid for interest of $1.5 million which was partially offset by incremental expenses of newly acquired businesses.

Cash paid for interest decreased by $1.5 million during the nine months ended September 30, 2012 compared to the same period in 2011. The decrease was due to the $2.8 million decrease in cash paid for interest of our 11.375% senior discount notes redeemed in 2011, which was partially offset by a $1.0 million increase in cash interest paid on the senior secured credit facilities due to larger amounts outstanding under the Company’s revolving credit facility and a $0.5 million increase in cash interest paid on the 2014 PIK Notes, which converted to cash pay in July 2011.

Net cash provided by operating activities decreased by $18.9 million during the year ended December 31, 2011 compared to the same period in 2010. The decrease was primarily due to our overall decrease in net broadcast revenue, excluding the impact of the decrease in deferred revenue, of $5.2 million, a decrease of $4.7 million resulting from the timing of collections of accounts receivable, an increase of $4.2 million in cash paid for interest and an increase in station expenses of $7.5 million, which was partially offset by the timing of payments to our vendors of $2.0 million. The increase in cash paid for interest was primarily due to the conversion of the 2014 PIK Notes to cash interest payments during 2011, with a payment of $3.9 million during the year.

Net cash provided by operating activities increased by $36.3 million during the year ended December 31, 2010 compared to the same period in 2009. The increase was primarily due to our overall increase in net broadcast revenue, excluding the impact of the decrease in deferred revenue, of $55.8 million, an increase of $7.0 million resulting from the timing of collections of accounts receivable and an increase of $2.1 million resulting from the timing of payments to vendors, partially offset by an increase in station selling, general and administrative expenses of $10.0 million and an increase in cash paid for interest of $17.7 million. The increase in cash paid for interest was due to $11.7 million of accrued PIK interest, original issue discounts and call premiums on the debt repurchases during the year, as well as increased interest rates and a change in the timing of interest payments arising from the refinancing of debt with the 2017 Notes.

Nexstar and its subsidiaries file a consolidated federal income tax return. Mission files its own separate federal income tax return. Additionally, Nexstar and Mission file their own state and local tax returns as required. Due to our and Mission’s recent history of net operating losses, we and Mission currently do not pay any federal income taxes. These net operating losses may be carried forward, subject to expiration and certain limitations, and used to reduce taxable earnings in future years. Through the use of available loss carryforwards, it is possible that we and Mission may not pay significant amounts of federal income taxes in the foreseeable future.

Cash Flows—Investing Activities

Net cash used in investing activities increased by $7.7 million during the nine months ended September 30, 2012 compared to the same period in 2011. In 2012, the Company made a $28.6 million escrow payment for the acquisition of twelve television stations in eight markets and Inergize Digital Media operations from Newport. In 2011, we spent a total of $21.1 million for the acquisition of WFRV, WJMN and GoLocal.Biz and escrow payment for the acquisition of WEHT.

Net cash used in investing activities increased by $41.2 million during the year ended December 31, 2011 compared to the same period in 2010. Capital expenditures were fairly consistent at $13.4 million for the year ended December 31, 2011, compared to $13.8 million for the year ended December 31, 2010. Additionally, we paid an aggregate of $41.4 million for the acquisitions of WFRV, WJMN, GoLocal.Biz and WEHT. There were no acquisitions in 2010.

Net cash used in investing activities decreased by $22.3 million during the year ended December 31, 2010 compared to the same period in 2009. Capital expenditures were $13.8 million for the year ended December 31, 2010, compared to $19.0 million for the year ended December 31, 2009. The decrease was primarily attributable to the completion of the digital conversions in 2009 and early 2010.

Cash Flows—Financing Activities

Net cash used in financing activities was $24.5 million for the nine months ended September 30, 2012 compared to $19.0 million for the same period in 2011. In 2012, we completed a partial redemption of $34.0 million of our outstanding 2014 Notes, borrowed a net amount of $8.7 million on our revolving loans and paid the contractual maturities under our senior secured credit facilities, for a total payment of $1.1 million. These repayments were partially offset by $1.0 million of proceeds from stock option exercises. In 2011, we completed the redemption of $45.9 million of our outstanding 11.375% Notes, repurchased $7.5 million of our outstanding 2014 Notes and $24.2 million of our outstanding 2014 PIK Notes, as well as paid amounts due under the Company’s senior secured credit facilities of $1.0 million, borrowed an additional $50 million of term loan with the amendment to our senior secured credit facility and borrowed a net $6.8 million on our revolving loans.

Net cash used in financing activities decreased by $33.1 million during the year ended December 31, 2011 compared to the same period in 2010, primarily due to a decrease in net debt payments during the year, due to our acquisition activity.

During 2011, Nexstar added $50.0 million to its term loan, used to repurchase various outstanding notes, and borrowed $40.4 million of revolving loans, primarily related to the acquisitions, both under the Nexstar senior secured credit agreement. Nexstar repaid $22.8 million throughout the year of the revolving loans, using cash on hand. The outstanding balance of the 11.375% Notes of $45.9 million, $7.3 million of outstanding 2014 Notes and $21.2 million of outstanding 2014 PIK Notes were repurchased during the year, from the proceeds of the term loan borrowing and cash on hand, all amounts net of amounts paid related to accrued PIK interest and original issue discount. Mission borrowed $6.7 million of revolving loans under the Mission senior secured credit facility, related to the acquisition of WTVW.

Net cash from financing activities decreased by $44.5 million during the year ended December 31, 2010 compared to the same period in 2009, primarily due to an increase in debt payments during the year, partially offset by the net proceeds of the issuance of the 2017 Notes.

During 2010, Nexstar Broadcasting and Mission paid a total of $299.2 million on the Existing Credit Facilities. The outstanding balance of the 2014 PIK Notes due 2014 was repurchased in various transactions throughout the year for $35.0 million, excluding amounts related to accrued PIK interest and original issue discount. Additionally, throughout 2010, Nexstar completed repurchases of $5.9 million of the 2014 PIK Notes, $2.4 million of the 2014 Notes and $2.3 million of the 11.375% Notes, all net of amounts related to accrued PIK interest and original issue discount.

On November 26, 2012, we announced a new dividend policy pursuant to which our board of directors has authorized us to declare a total annual cash dividend with respect to its shares of Class A common stock and Class B common stock of $0.48 per share in equal quarterly installments of $0.12 per share. On January 25, 2013, our board of directors declared a quarterly cash dividend of $0.12 per share to be paid on March 1, 2013 to shareholders of record as of the close of business on February 15, 2013. Future cash dividends, if any, will be at the discretion of our board of directors and can be changed or discontinued at any time. Dividend determinations (including the amount of the cash dividend, the record date and date of payment) will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. In addition, the Senior Secured Credit Facilities and the indentures governing the 2017 Notes and the 2020 Notes limit our ability to pay dividends.

Future Sources of Financing and Debt Service Requirements

As of September 30, 2012, Nexstar and Mission had total combined debt of $615.2 million, which represented 135.2% of Nexstar and Mission’s combined capitalization. Our and Mission’s high level of debt requires that a substantial portion of cash flow be dedicated to pay principal and interest on debt, which reduces the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Nexstar Broadcasting and Mission had $42.0 million of total unused revolving loan commitments under the Existing Credit Facilities, all of which was available for borrowing, based on the covenant calculations as of September 30, 2012.

On October 24, 2012, Nexstar Broadcasting commenced a cash tender offer and related consent solicitation for any and all of its outstanding 2014 Notes and 2014 PIK Notes. The consummation of the tender offer and related consent solicitation were contingent upon, among other things, Nexstar Broadcasting obtaining the proceeds from a proposed senior notes offering on terms satisfactory to Nexstar Broadcasting. On November 9, 2012, Nexstar Broadcasting issued $250 million in aggregate principal amount of 2020 Notes. The 2020 Notes are senior unsecured obligations of Nexstar Broadcasting and are guaranteed by Nexstar Broadcasting Group and Mission. The proceeds from the offering of the 2020 Notes were used by Nexstar Broadcasting to repurchase substantially all of its outstanding 2014 Notes and 2014 PIK Notes in accordance with the terms of the tender offer and related consent solicitation noted above, refinance a portion of its borrowings outstanding under its then existing senior secured credit facilities and pay related fees and expenses. The tender offer and related consent solicitation expired pursuant to their terms on November 21, 2012. Nexstar Broadcasting redeemed the balance of the outstanding 2014 Notes and 2014 PIK Notes on December 31, 2012.

On December 3, 2012, in connection with the Newport Acquisition, Nexstar Broadcasting and Mission entered into the Senior Secured Credit Facilities, which consist of a $350.0 million term loan facility with a seven-year maturity and a $100.0 million revolving credit facility with a five-year maturity. Nexstar Broadcasting and Mission used the proceeds from the Senior Secured Credit Facilities to finance the Newport Acquisition, refinance the balance outstanding under the Existing Credit Facilities and for general corporate purposes.

On May 11, 2012, Nexstar Broadcasting redeemed $34.0 million of its 2014 Notes at 100.0%. The redemption was funded with cash on hand and borrowings under our revolving credit facility.

The following table summarizes the approximate aggregate amount of principal indebtedness scheduled to mature for the periods referenced as of September 30, 2012 (in thousands):

	Total	Remainder of 2012	2013-2014	2015-2016	Thereafter
Nexstar senior secured credit facility	$131,878	$278	$25,220	$106,380	$—
Mission senior secured credit facility	48,122	97	10,780	37,245	—
8.875% senior secured second lien notes due 2017	325,000	—	—	—	325,000
7% senior subordinated notes due 2014	3,912	—	3,912	—	—
7% senior subordinated PIK notes due 2014.	112,593	—	112,593	—	—

	$621,505	$375	$152,505	$143,625	$325,000

The Company makes semiannual interest payments on the 2017 Notes on April 15 and October 15 of each year. We make semiannual interest payments on the 2014 Notes on January 15 and July 15 of each year. We began paying cash interest on the 2014 PIK Notes in July 2011. Interest payments on the Existing Credit Facilities are generally paid every one to three months and are payable based on the type of interest rate selected.

The terms of the Senior Secured Credit Facilities, as well as the indentures governing our respective notes, limit, but do not prohibit us or Mission from incurring substantial amounts of additional debt in the future.

We do not have any rating downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to obtain access to the Senior Secured Credit Facilities or otherwise issue debt in the future and could increase the cost of such debt.

Debt Covenants

Our senior secured credit facility contains covenants that require us to comply with certain financial ratios, including: (a) a maximum consolidated total leverage ratio, (b) a maximum consolidated first lien indebtedness ratio, and (c) a minimum consolidated fixed charge coverage ratio. The covenants, which are calculated on a quarterly basis, include the combined results of Nexstar Broadcasting and Mission. Mission’s senior secured credit facility does not contain financial covenant ratio requirements; however, it does include an event of default if Nexstar does not comply with all covenants contained in its credit agreement. The 2014 Notes, 2014 PIK Notes and 2017 Notes contain restrictive covenants customary for borrowing arrangements of this type. We believe we and Mission will be able to maintain compliance with all covenants contained in the credit agreements governing our senior secured facilities and the indentures governing our respective notes for a period of at least the next twelve months from September 30, 2012.

Off-Balance Sheet Arrangements

As of September 30, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. All of our arrangements with Mission are on-balance sheet arrangements. Our variable interests in other entities are obtained through local service agreements, which have valid business purposes and transfer certain station activities from the station owners to us. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

The following summarizes Nexstar’s and Mission’s contractual obligations as of December 31, 2011, and the effect such obligations are expected to have on the Company’s liquidity and cash flow in future periods (in thousands):

	Total	2012	2013-2014	2015-2016	Thereafter
Nexstar senior secured credit facility	$127,310	$1,110	$19,820	$106,380	$—
Mission senior secured credit facility	45,115	390	7,480	37,245	—
8.875% senior secured second lien notes due 2017	325,000	—	—	—	325,000
7% senior subordinated notes due 2014	37,912	—	37,912	—	—
7% senior subordinated PIK notes due 2014	112,593	—	112,593	—	—
Cash interest on debt	221,836	48,099	89,289	70,026	14,422
Broadcast rights current cash commitments(1)	10,754	6,284	4,216	254	—
Broadcast rights future cash commitments	5,759	814	3,255	1,566	124
Executive employee contracts(2)	17,720	7,874	8,268	1,578	—
Operating lease obligations	52,502	4,845	9,238	8,767	29,652

Total contractual cash obligations	$956,501	$69,416	$292,071	$225,816	$369,198

(1)	Excludes broadcast rights barter payable commitments recorded on the consolidated financial statements as of December 31, 2011 in the amount of $17.1 million.
(2)	Includes the employment contracts for all corporate executive employees and general managers of our stations.

As of December 31, 2011, we had $3.7 million of unrecognized tax benefits. This liability represents an estimate of tax positions that the Company has taken in its tax returns which may ultimately not be sustained upon examination by the tax authorities. The resolution of these tax positions may not require cash settlement due to the existence of net operating loss carryforwards.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and reported amounts of revenue and expenses during the period. On an ongoing basis, we evaluate our estimates, including those related to goodwill and intangible assets, bad debts, broadcast rights, retransmission revenue, trade and barter and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

For an overview of our significant accounting policies, we refer you to Note 2 of our consolidated financial statements. We believe the following critical accounting policies are those that are the most important to the presentation of our consolidated financial statements, affect our more significant estimates and assumptions, and require the most subjective or complex judgments by management.

Consolidation of Mission and Variable Interest Entities

We regularly evaluate our contractual arrangements with our local service agreements and other arrangements where we may have variable interests to determine whether we are the primary beneficiary of a variable interest entity (“VIE”). Under GAAP, a company must consolidate an entity when it has a “controlling financial interest” resulting from ownership of a majority of the entity’s voting rights. Accounting rules expand the definition of controlling financial interest to include factors other than equity ownership and voting rights.

In applying accounting and disclosure requirements, we must base our decision to consolidate an entity on quantitative and qualitative factors that indicate whether or not we are absorbing a majority of the entity’s economic risks or receiving a majority of the entity’s economic rewards. Our evaluation of the “risks and rewards” model must be an ongoing process and may alter as facts and circumstances change.

Mission is included in our consolidated financial statements because we are deemed to have a controlling financial interest in Mission as a VIE for financial reporting purposes as a result of (i) local service agreements we have with the Mission stations, (ii) our guarantee of the obligations incurred under Mission’s senior secured credit facility, (iii) our power over significant activities affecting Mission’s economic performance, including budgeting for Mission’s advertising revenue, advertising and hiring and firing of sales force personnel and (iv) purchase options granted by Mission which will permit us to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent. These purchase options expire on various dates between 2012 and 2022 and we expect them to be renewed upon expiration.

Valuation of Goodwill and Intangible Assets

Intangible assets represented $335.6 million, or 56.4%, of our total assets as of December 31, 2011. Intangible assets principally include FCC licenses, goodwill and network affiliation agreements. If the fair value of these assets is less than the carrying value, we may be required to record an impairment charge.

We test the impairment of our FCC licenses annually or whenever events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of FCC licenses with their carrying amount on a market-by-market basis using a discounted cash flow valuation method, assuming a hypothetical startup scenario.

We test the impairment of our goodwill annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of the market (“reporting unit”) to its carrying amount, including goodwill. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. The fair value of a reporting unit is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect historical performance of the reporting unit and the prevailing values in the markets for broadcasters. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step described above) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess but not more than the carrying value of goodwill.

We test network affiliation agreements whenever events or circumstances indicate that their carrying amount may not be recoverable, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. Impairment in the carrying amount of a network affiliation agreement is recognized when the expected future operating cash flow derived from the operations to which the asset relates is less than its carrying value.

We completed our annual test for impairment of goodwill and FCC licenses tested for impairment as of December 31, 2011 and 2010, resulting in no need for impairment charges. All of the fair values of our reporting units and FCC licenses tested for impairment exceeded their book values by a margin of at least 10%.

The assumptions used in the valuation testing have certain subjective components including anticipated future operating results and cash flows based on our own internal business plans as well as future expectations about general economic and local market conditions.

We utilized the following assumptions in our impairment testing for the years ended December 31:

	2011	2010
Market growth rates	0 – 5.9%	(0.2) – 5.5%
Operating profit margins—FCC licenses	11.5 – 33.7%	11.5 – 33.7%
Operating profit margins—goodwill	20.0 – 38.7%	21.6 – 40.2%
Discount rate	10.0%	10.0%
Tax rate	34.0 – 40.6%	35.2 – 40.6%
Capitalization rate	7.3 – 9.0%	7.3 – 8.0%

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required. The allowance for doubtful accounts was $1.3 million and $2.1 million as of December 31, 2011 and 2010, respectively.

Broadcast Rights Carrying Amount

Broadcast rights are stated at the lower of unamortized cost or net realizable value. Cash broadcast rights are initially recorded at the amount paid or payable to program distributors for the limited right to broadcast the distributors’ programming. Barter broadcast rights are recorded at our estimate of the fair value of the advertising time exchanged, which approximates the fair value of the programming received. The fair value of the advertising time exchanged is estimated by applying average historical rates for specific time periods. Amortization of broadcast rights is computed using the straight-line method based on the license period or programming usage, whichever period yields the shorter life. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year. When projected future net revenue associated with a program is less than the current carrying amount of the program broadcast rights, for example, due to poor ratings, we write-down the unamortized cost of the broadcast rights to equal the amount of projected future net revenue. If the expected broadcast period was shortened or cancelled we would be required to write-off the remaining value of the related broadcast rights to operations on an accelerated basis or possibly immediately. As of December 31, 2011, the carrying amounts of our current broadcast rights were $16.3 million and non-current broadcast rights were $9.4 million.

Retransmission Revenue

We earn revenues from local cable providers, satellite services and MVPDs for the retransmission of our broadcasts. These revenues are generally earned based on a price per subscriber of the MVPD within the retransmission area. The MVPDs report their subscriber numbers to us periodically, generally upon payment of the fees due to us. Prior to receiving the MVPD reporting, we record revenue based on management’s estimate of the number of subscribers, utilizing historical levels and trends of subscribers for each MVPD.

Trade and Barter Transactions

We trade certain advertising time for various goods and services. These transactions are recorded at the estimated fair value of the goods or services received. We barter advertising time for certain program material. These transactions, except those involving exchange of advertising time for network programming, are recorded at management’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the program material received. The fair value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. We recorded barter revenue of $13.5 million, $12.0 million and $12.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. Trade revenue of $8.0 million, $7.7 million and $7.4 million was recorded for the years ended December 31, 2011, 2010 and 2009, respectively. We incurred trade and barter expense of $21.3 million, $19.6 million and $18.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. While we have considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such a determination was made.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. We recognize interest and penalties relating to income taxes as components of income tax expense.

Stock Option Expense Recognition

We recognize the expense related to our stock options based on their grant date fair value over the period that the employee is required to provide services, to the extent the awards vest. We apply an estimated forfeiture rate assumption to adjust compensation cost for the effect of those employees that are not expected to complete the requisite service period and will forfeit unvested options. We base the forfeiture rate assumption on our historical experience of award forfeitures, adjusted for certain events that are not expected to recur during the vesting period of our outstanding options.

We determine the fair value of employee stock options at the date of grant using the Black-Scholes option pricing model. Our valuation of employee stock options relies on our estimates of our expected stock price volatility and the expected term of the option award. These assumptions are highly subjective and involve an estimate of future uncertain events. We utilize our historical stock price volatility to determine the expected volatility. We use our exercise and forfeiture history to determine the expected term.

Recent Accounting Pronouncements

Refer to Note 2 of our consolidated financial statements for a discussion of recently issued accounting pronouncements, including our expected date of adoption and effects on results of operations and financial position.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. Our term loan borrowings as of September 30, 2012 under our senior secured credit facility bear interest at a rate of 5%, which represented the base rate, or LIBOR, plus the applicable margin, as defined. Our revolving loans bear interest at LIBOR plus the applicable margin, which totaled 4.4% at September 30, 2012. Interest is payable in accordance with the credit agreement.

If LIBOR were to increase by 100 basis points, or one percentage point, from its September 30, 2012 level, our annual interest expense would increase and cash flow from operations would decrease by approximately $0.9 million, based on the outstanding balance of our credit facility as of September 30, 2012. Due to the LIBOR floor on our term loan, an increase of 50 basis points in LIBOR would have a $0.2 million impact on our operations and cash flows and any decrease in LIBOR would have a $0.1 million impact on our operations and cash flows.

The 2014 Notes, the 2017 Notes and the 2014 PIK Notes are fixed rate debt obligations and therefore are not exposed to market interest rate changes. As of December 31, 2011 and September 30, 2012, respectively, we did not have any financial instruments in place to hedge against changes in the benchmark interest rates on the Existing Credit Facilities.

Impact of Inflation

We believe that our results of operations are not affected by moderate changes in the inflation rate.

BUSINESS

Overview

We are a television broadcasting and digital media company focused exclusively on the acquisition, development and operation of television stations and interactive community websites in small to medium-sized markets in the United States, primarily markets that rank from 35 to 150 out of the 210 generally recognized television markets, as reported by A.C. Nielsen Company. As of February 6, 2013, we owned, operated, programmed or provided sales and other services to 67 television stations and 11 digital multicast channels, including those owned by Mission, in 39 markets in the states of Illinois, Indiana, Maryland, Missouri, Montana, Texas, Pennsylvania, Louisiana, Arkansas, Alabama, New York, Florida, Wisconsin, Michigan, Utah, Tennessee and California. In 23 of the 39 markets that we serve, we own, operate, program or provide sales and other services to more than one station. We refer to these markets as duopoly markets. The stations we own or provide services to are affiliates of NBC (15 stations), CBS (11 stations), ABC (16 stations), FOX (12 stations), MyNetworkTV (4 stations and 2 digital multicast channel), The CW (5 stations) and Bounce TV (9 digital multicast channels) and three of our stations are independent.

On July 18, 2012, Nexstar Broadcasting and Mission each entered into an asset purchase agreement with Newport to acquire twelve television stations and associated digital sub-channels in eight markets and Newport’s Inergize Digital Media operations for total consideration of $285.5 million in cash, subject to adjustments for working capital acquired. Nexstar Broadcasting completed the acquisition of the ten stations in Salt Lake City, Utah, Memphis, Tennessee, Syracuse, New York, Binghamton, New York, Elmira, New York, Watertown, New York and Jackson, Tennessee, as well as Newport’s Inergize Digital Media operations on December 3, 2012, effective December 1, 2012. The acquisition of two stations in Little Rock, Arkansas by Mission as part of the Newport Acquisition was completed on January 3, 2013, effective January 1, 2013. On a pro forma basis for the Newport Acquisition, excluding any potential synergies, for the year ended December 31, 2011 and the nine months ended September 30, 2012, we would have generated net revenue of $403.4 million and $338.4 million, respectively. See “Unaudited Pro Forma Combined Financial Data.”

On February 6, 2013, Nexstar Broadcasting entered into a definitive agreement to acquire the non-FCC license assets of KSEE(TV), the NBC affiliate serving the Fresno, California market, from Granite for $26.5 million. Under the terms of the agreement, we paid Granite $20.0 million for the non-FCC license assets and intend to pay the balance upon FCC approval of the license transfer. We intend to finance this acquisition with existing cash on hand. Nexstar Broadcasting has also entered into a time brokerage agreement with Granite to operate KSEE(TV) effective immediately, while awaiting FCC approval. The transfer of the FCC licenses is subject to other customary approvals, including receipt of required FCC regulatory approval. The completion of the acquisition of the FCC licenses is expected to close before the end of the second quarter of 2013.

On November 5, 2012, Nexstar Broadcasting entered into an asset purchase agreement for the purchase of three additional stations consisting of the assets of KGPE-TV, the CBS affiliate serving the Fresno, California market and KGET and KKEY-LP, the NBC/CW affiliate and low powered Telemundo affiliated stations serving the Bakersfield, California market (the “California Acquisition”) from entities controlled by Newport. In addition, Nexstar Broadcasting and Mission entered into an asset purchase agreement with Smith to acquire two stations consisting of the assets of WFFF-TV, the FOX affiliate, and WVNY, the ABC affiliate, serving the Burlington, Vermont market (the “Smith Acquisition”). Nexstar Broadcasting and Mission intend to enter into a local services agreement to provide sales and other services to WVNY upon consummation of the transaction. Nexstar Broadcasting and Mission intend to finance the California Acquisition and the Smith Acquisition through borrowings under the Senior Secured Credit Facilities. These transactions are subject to FCC approval and other customary legal and regulatory conditions and are expected to close in the first quarter of 2013. There can be no assurance that these transactions will be consummated in accordance with anticipated timing, on anticipated terms, or at all.

Assuming completion of the California Acquisition and the Smith Acquisition, we will own, operate, program or provide sales and other services to 72 television stations and related digital multicast signals reaching 41 markets or approximately 12.1% of all U.S. television households. These two transactions are expected to be accretive to our operating results immediately upon closing and, assuming they are completed, will result in us operating one station and providing sales and other services to another in 26 of the 41 markets where we operate.

We believe that small to medium-sized markets offer significant advantages over large-sized markets, most of which result from a lower level of competition. First, because there are fewer well-capitalized acquirers with a medium-market focus, we have been successful in purchasing stations on more favorable terms than acquirers of large market stations. Second, in the majority of our markets only five or fewer local commercial television stations exist. As a result, we achieve lower programming costs than stations in larger markets because the supply of quality programming exceeds the demand.

We seek to grow our revenue and broadcast cash flow by increasing the audience and revenue shares of the stations we own, operate, program or provide sales and other services to, as well as through our growing portfolio of Internet-based products and services. We strive to increase the audience share of the stations by creating a strong local broadcasting presence based on highly rated local news, local sports coverage and active community sponsorship. We seek to improve revenue share by employing and supporting a high-quality local sales force that leverages the stations’ strong local brand and community presence with local advertisers. We further improve broadcast cash flow by maintaining strict control over operating and programming costs. The benefits achieved through these initiatives are magnified in our duopoly markets by broadcasting the programming of multiple networks, capitalizing on multiple sales forces and achieving an increased level of operational efficiency. As a result of our operational enhancements, we expect revenue from the stations we acquired or began providing services to in the last four years to grow faster than that of our more mature stations.

Operating Strategy

We seek to generate revenue and broadcast cash flow growth through the following strategies:

Develop Leading Local Franchises. Each of the stations that we own, operate, program or provide sales and other services to creates a highly recognizable local brand, primarily through the quality of local news programming and community presence. Based on internally-generated analysis, we believe that in over 70% of our markets in which we produce local newscasts, we rank among the top two stations in local news viewership. Strong local news typically generates higher ratings among attractive demographic profiles and enhances audience loyalty, which may result in higher ratings for programs both preceding and following the news. High ratings and strong community identity make the stations that we own, operate, program or provide with sales and other services more attractive to local advertisers. For the year ended December 31, 2011, we earned approximately 30% of our advertising revenue from spots aired during local news programming. Currently, most of our stations and the stations we provide services to provide between 15 to 25 hours per week of local news programming. Extensive local sports coverage and active sponsorship of community events further differentiate us from our competitors and strengthen our community relationships and our local advertising appeal.

Emphasize Local Sales. We employ a high-quality local sales force in each of our markets to increase revenue from local advertisers by capitalizing on our investment in local programming. We believe that local advertising is attractive because our sales force is more effective with local advertisers, giving us a greater ability to influence this revenue source. Additionally, local advertising has historically been a more stable source of revenue than national advertising for television broadcasters. For the year ended December 31, 2011, revenue generated from local advertising represented 73.4% of our consolidated spot revenue (total of local and national advertising revenue, excluding political advertising revenue). In most of our markets, we have increased the size and quality of our local sales force. We also invest in our sales efforts by implementing comprehensive training programs and employing a sophisticated inventory tracking system to help maximize advertising rates and the amount of inventory sold in each time period.

Invest in eMedia. We are focused on new technologies and growing our portfolio of Internet products and services. Our websites provide access to our local news and information, as well as community-centric businesses and services. We delivered a record audience across all of our web sites in 2011, with 35 million unique visitors, who utilized over 231 million page views. Also in 2011, usage of our mobile platform grew exponentially, accounting for over 40% of our page views by year end, and we launched redesigned websites, ready for the emerging touch oriented platforms. We are committed to serving our local markets by providing local content to both online and mobile users wherever and whenever they want.

Operate Duopoly Markets. Owning or providing services to more than one station in a given market enables us to broaden our audience share, enhance our revenue share and achieve significant operating efficiencies. Duopoly markets broaden audience share by providing programming from multiple networks with different targeted demographics. These markets increase revenue share by capitalizing on multiple sales forces. Additionally, we achieve significant operating efficiencies by consolidating physical facilities, eliminating redundant management and leveraging capital expenditures between stations. We derived approximately 75% of our net broadcast revenue for the year ended December 31, 2011 from our duopoly markets.

Maintain Strict Cost Controls. We emphasize strict controls on operating and programming costs in order to increase broadcast cash flow. We continually seek to identify and implement cost savings at each of our stations and the stations we provide services to, and our overall size benefits each station with respect to negotiating favorable terms with programming suppliers and other vendors. By leveraging our size and corporate management expertise, we are able to achieve economies of scale by providing programming, financial, sales and marketing support to our stations and the stations we provide services to. Our and Mission’s cash broadcast payments were 3.7%, 3.5% and 4.0% of net broadcast revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

Capitalize on Diverse Network Affiliations. We currently own, operate, program or provide sales and other services to a balanced portfolio of television stations with diverse network affiliations, including NBC, CBS, FOX and ABC affiliated stations which represented approximately 29.8%, 29.3%, 18.9% and 12.9%, respectively, of our 2011 net broadcast revenue. The networks provide these stations with quality programming and numerous sporting events such as NBA basketball, Major League baseball, NFL football, NCAA sports, PGA golf and the Olympic Games. Because network programming and ratings change frequently, the diversity of our station portfolio’s network affiliations reduces our reliance on the quality of programming from a single network.

Attract and Retain High Quality Management. We seek to attract and retain station general managers with proven track records in larger television markets by providing equity incentives not typically offered by other station operators in our markets. Most of our station general managers have been granted stock options and have an average of over 20 years of experience in the television broadcasting industry.

Acquisition Strategy

We selectively pursue acquisitions of television stations primarily in markets ranking from 35 to 150 out of the 210 generally recognized television markets where we believe we can improve revenue and cash flow through active management. On a pro forma basis for the Newport Acquisition, but excluding the acquisition of three additional stations from Newport and two stations from Smith, in the nine months ended September 30, 2012, approximately 60% of our broadcast cash flow was derived from stations located in the top 100 DMAs (ranked by TV homes). When considering an acquisition, we evaluate the target audience share, revenue share, overall cost structure and proximity to our regional clusters. Additionally, we seek to acquire or enter into local service agreements with stations to create duopoly markets.

Relationship with Mission

Through various local service agreements with Mission, we currently provide sales, programming and other services to 19 television stations that are owned and operated by Mission. Mission is 100% owned by independent third parties. We do not own Mission or any of its television stations. In compliance with FCC regulations for both us and Mission, Mission maintains complete responsibility for and control over the programming, finances, personnel and operations of its stations. However, we are deemed under GAAP to have a controlling financial interest in Mission because of (i) the local service agreements Nexstar has with the Mission stations, (ii) Nexstar’s guarantee of the obligations incurred under the Mission Facilities, (iii) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting for advertising revenue, advertising and hiring and firing of sales force personnel, (iv) purchase options granted by Mission that permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent and (v) an option granted by Mission’s shareholders that permits Nexstar to purchase any or all of Mission’s stock, subject to FCC consent. Therefore, Mission is consolidated into our financial statements. We expect our option agreements with Mission to be renewed upon expiration.

The Stations

The following chart sets forth general information about the stations we owned, operated, programmed or provided sales and other services as of September 30, 2012:

Market Rank(1)	Market	Station	Affiliation	Status(2)	Commercial Stations in Market(3)		FCC License Expiration Date
8	Washington, DC/ Hagerstown, MD	WHAG	NBC	O&O		(4)	(5)
41	Harrisburg-Lancaster- Lebanon-York, PA	WLYH	The CW	O&O(6)	5		(5)
50	Jacksonville, FL	WCWJ/WCWJ-D-2	The CW/Bounce TV	O&O	6		2/1/13
54	Wilkes Barre-Scranton, PA	WBRE	NBC	O&O	7		(5)
		WYOU	CBS	LSA(7)			(5)
56	Little Rock-Pine Bluff, AR	KARK	NBC	O&O	7		(5)
		KARZ/KARZ-D-2	MyNetworkTV/ Bounce TV	O&O			6/1/13
69	Green Bay-Appleton, WI	WFRV	CBS	O&O	5		12/1/13
75	Springfield, MO	KOLR	CBS	LSA(7)	7		(5)
		KOZL	Independent	O&O			(5)
79	Rochester, NY	WROC/WROC-D-2	CBS/Bounce TV	O&O	4		(5)
		WUHF	FOX	LSA(8)			6/1/15
82	Champaign-Springfield-Decatur, IL	WCIA	CBS	O&O	6		(5)
		WCIX	MyNetworkTV	O&O			(5)
83	Shreveport, LA	KTAL	NBC	O&O	6		8/1/14
101	Ft. Smith-Fayetteville-Springdale-Rogers, AR	KFTA	FOX/NBC	O&O	6		6/1/13
		KNWA	NBC/FOX	O&O			(5)
102	Johnston-Altoona, PA	WTAJ	CBS	O&O	4		(5)
104	Evansville, IN	WEHT	ABC	O&O	5		8/1/13
		WTVW	Independent	LSA(7)			8/1/13
109	Ft. Wayne, IN	WFFT	Independent	O&O	4		(5)
116	Peoria-Bloomington, IL	WMBD/WMBD-D-2	CBS/Bounce TV	O&O	5		(5)
		WYZZ	FOX	LSA(8)			12/1/13
130	Amarillo, TX	KAMR	NBC	O&O	5		(5)
		KCIT	FOX	LSA(7)			(5)
		KCPN-LP	MyNetworkTV	LSA(7)			(5)
134	Rockford, IL	WQRF/WQRF-D-2	FOX/Bounce TV	O&O	4		(5)
		WTVO/WTVO-D-2	ABC/MyNetworkTV	LSA(7)			(5)
137	Monroe, LA- El Dorado, AR	KARD/KARD-D-2	FOX/Bounce TV	O&O	6		(5)
		KTVE	NBC	LSA(7)			6/1/13
141	Beaumont-Port Arthur, TX	KBTV/KBTV-D-2	FOX/Bounce TV	O&O	4		(5)
142	Wichita Falls, TX- Lawton, OK	KFDX KJTL/KJTL- D-2 KJBO-LP	NBC FOX/Bounce TV	O&O	5		(5)
			MyNetworkTV	LSA(7)			(5)
				LSA(7)			(5)
143	Lubbock, TX	KLBK	CBS ABC/Bounce TV	O&O	5		(5)
		KAMC/KAMC-D-2		LSA(7)			(5)
146	Erie, PA	WJET	ABC	O&O	4		(5)
		WFXP	FOX	LSA(7)			(5)

Market Rank(1)	Market	Station	Affiliation	Status(2)	Commercial Stations in Market(3)	FCC License Expiration Date
149	Joplin, MO-Pittsburg, KS	KSNF	NBC	O&O	4	(5)
		KODE	ABC	LSA(7)		(5)
151	Odessa-Midland, TX	KMID	ABC	O&O	5	(5)
154	Terre Haute, IN	WTWO	NBC	O&O	3	(5)
		WAWV	ABC	LSA(7)		(5)
164	Abilene-Sweetwater, TX	KTAB	CBS NBC/Bounce TV	O&O	4	(5)
		KRBC/ KRBC-D-2		LSA(7)		(5)
168	Billings, MT	KSVI	ABC	O&O	4	(5)
		KHMT	FOX	LSA(7)		(5)
169	Dothan, AL	WDHN	ABC	O&O	3	(5)
172	Utica, NY	WFXV	FOX MyNetworkTV	O&O	4	(5)
		WPNY-LP	ABC	O&O		(5)
		WUTR		LSA(7)		(5)
180	Marquette, MI	WJMN	CBS	O&O	5	10/1/13
197	San Angelo, TX	KSAN KLST	NBC	LSA(7)	4	(5)
			CBS	O&O		(5)
200	St. Joseph, MO	KQTV	ABC	O&O	1	(5)

(1)	Market rank refers to ranking the size of the Designated Market Area (“DMA”) in which the station is located in relation to other DMAs. Source: Investing in Television Market Report 2011 4th Edition, as published by BIA Financial Network, Inc.
(2)	“O&O” refers to stations that we own and operate. “LSA,” or local service agreement, is the general term we use to refer to a contract under which we provide services utilizing our employees to a station owned and operated by independent third parties. Local service agreements include time brokerage agreements, shared services agreements, joint sales agreements and outsourcing agreements. For further information regarding the LSAs to which we are party, see Note 2 to our consolidated financial statements incorporated by reference into this prospectus supplement.
(3)	The term “commercial station” means a television broadcast station and excludes non-commercial stations, religious and Spanish-language stations, cable program services or networks. Source: Investing in Television Market Report 2011 4th Edition, as published by BIA Financial Network, Inc.
(4)	Although WHAG is located within the Washington, DC DMA, its signal does not reach the entire Washington, DC metropolitan area. WHAG serves the Hagerstown, MD sub-market within the DMA.
(5)	Application for renewal of license was submitted timely to the FCC. Under the FCC’s rules, a license expiration date automatically is extended pending review of and action on the renewal application by the FCC.
(6)	Although Nexstar owns WLYH, this station is programmed by Newport Television pursuant to a time brokerage agreement.
(7)	These stations are owned by Mission.
(8)	These stations are owned by Sinclair Broadcast Group, Inc.

Industry Background

Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently a limited number of channels are available for over-the-air broadcasting in any one geographic area and a license to operate a television station must be granted by the FCC. All television stations in the country are grouped by A.C. Nielsen Company, a national audience measuring service, into 210 generally recognized DMAs, that are ranked in size according to various metrics based upon actual or potential audience. Each DMA is an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. A.C. Nielsen periodically publishes data on estimated audiences for the television stations in the DMA. The estimates are expressed in terms of a “rating,” which is a station’s percentage of the total potential audience in the market, or a “share,” which is the station’s percentage of the audience actually watching television. A station’s rating in the market can be a factor in determining advertising rates.

Most television stations are affiliated with networks and receive a significant part of their programming, including prime-time hours, from networks. Whether or not a station is affiliated with one of the four major networks (NBC, CBS, FOX or ABC) has a significant impact on the composition of the station’s revenue, expenses and operations. Network programming is provided to the affiliate by the network in exchange for the network’s retention of a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenue. The affiliate retains the revenue from the remaining advertising time it sells during network programs and from advertising time it sells during non-network programs.

Broadcast television stations compete for advertising revenue primarily with other commercial broadcast television stations, cable and satellite television systems and, to a lesser extent, with newspapers, radio stations and Internet advertising serving the same market. Non-commercial, religious and Spanish-language broadcasting stations in many markets also compete with commercial stations for viewers. In addition, the Internet and other leisure activities may draw viewers away from commercial television stations.

Advertising Sales

General

Television station revenue is primarily derived from the sale of local and national advertising. All network-affiliated stations are required to carry advertising sold by their networks, which reduces the amount of advertising time available for sale by stations. The Company’s stations sell the remaining advertising to be inserted in network programming and the advertising in non-network programming, retaining all of the revenue received from these sales. A national syndicated program distributor will often retain a portion of the available advertising time for programming it supplies in exchange for no fees or reduced fees charged to stations for such programming. These programming arrangements are referred to as barter programming.

Advertisers wishing to reach a national audience usually purchase time directly from the networks, or advertise nationwide on a case-by-case basis. National advertisers who wish to reach a particular region or local audience often buy advertising time directly from local stations through national advertising sales representative firms. Local businesses purchase advertising time directly from the stations’ local sales staff.

Advertising rates are based upon a number of factors, including:

•	a program’s popularity among the viewers that an advertiser wishes to target;

•	the number of advertisers competing for the available time;

•	the size and the demographic composition of the market served by the station;

•	the availability of alternative advertising media in the market area;

•	the effectiveness of the station’s sales force;

•	development of projects, features and programs that tie advertiser messages to programming; and

•	the level of spending commitment made by the advertiser.

Advertising rates are also determined by a station’s overall ability to attract viewers in its market area, as well as the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising revenue is positively affected by strong local economies. Conversely, declines in advertising budgets of advertisers, particularly in recessionary periods, adversely affect the broadcast industry and as a result may contribute to a decrease in the revenue of broadcast television stations.

Seasonality

Advertising revenue is positively affected by national and regional political election campaigns, and certain events such as the Olympic Games or the Super Bowl. Stations’ advertising revenue is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even-numbered years when state, congressional and presidential elections occur and advertising is aired during the Olympic Games.

Local Sales

Local advertising time is sold by each station’s local sales staff who call upon advertising agencies and local businesses, which typically include car dealerships, retail stores and restaurants. Compared to revenue from national advertising accounts, revenue from local advertising is generally more stable and more predictable. We seek to attract new advertisers to television and to increase the amount of advertising time sold to existing local advertisers by relying on experienced local sales forces with strong community ties, producing news and other programming with local advertising appeal and sponsoring or co-promoting local events and activities. We place a strong emphasis on the experience of our local sales staff and maintain an on-going training program for sales personnel.

National Sales

National advertising time is sold through national sales representative firms which call upon advertising agencies, whose clients typically include automobile manufacturers and dealer groups, telecommunications companies, fast food franchisers, and national retailers (some of which may advertise locally).

Network Affiliations

Most of the stations that we own and operate, program or provide sales and other services to as of September 30, 2012 are affiliated with a network pursuant to an affiliation agreement, as described below:

Station	Market	Affiliation	Expiration
WBRE	Wilkes Barre-Scranton, PA	NBC	November 2012
WTWO	Terre Haute, IN	NBC	November 2012
KFDX	Wichita Falls, TX-Lawton, OK	NBC	November 2012
KSNF	Joplin, MO-Pittsburg, KS	NBC	November 2012
KTVE(1)	Monroe, LA—El Dorado, AR	NBC	November 2012
KSAN(1)	San Angelo, TX	NBC	November 2012
KRBC(1)	Abilene-Sweetwater, TX	NBC	November 2012
KLST	San Angelo, TX	CBS	December 2018
KTAB	Abilene-Sweetwater, TX	CBS	December 2018
WUHF(2)	Rochester, NY	FOX	December 2017
WYZZ(2)	Peoria-Bloomington, IL	FOX	December 2017
KNWA	Ft. Smith-Fayetteville-Springdale-Rogers, AR	NBC	January 2013
WROC	Rochester, NY	CBS	December 2018
KOLR(1)	Springfield, MO	CBS	December 2018
KLBK	Lubbock, TX	CBS	December 2018
WCIA	Champaign-Springfield-Decatur, IL	CBS	December 2018
WMBD	Peoria-Bloomington, IL	CBS	December 2018
KBTV	Beaumont-Port Arthur, TX	FOX	December 2013
WQRF	Rockford, IL	FOX	December 2013
KARD	Monroe, LA-El Dorado, AR	FOX	December 2013
WFXV	Utica, NY	FOX	December 2013
KFTA	Ft. Smith-Fayetteville-Springdale-Rogers, AR	FOX	December 2013
KCIT(1)	Amarillo, TX	FOX	December 2013
WFXP(1)	Erie, PA	FOX	December 2013
KJTL(1)	Wichita Falls, TX-Lawton, OK	FOX	December 2013
KHMT(1)	Billings, MT	FOX	December 2013
WEHT	Evansville, IN	ABC	December 2013
WFRV	Green Bay-Appleton, WI	CBS	December 2018
WJMN	Marquette, MI	CBS	December 2018

Station	Market	Affiliation	Expiration
KARZ	Little Rock-Pine Bluff, AR	MyNetworkTV	August 2014
WPNY-LP	Utica, NY	MyNetworkTV	August 2014
WCIX	Champaign-Springfield-Decatur, IL	MyNetworkTV	August 2014
KCPN-LP(1)	Amarillo, TX	MyNetworkTV	August 2014
KJBO-LP(1)	Wichita Falls, TX-Lawton, OK	MyNetworkTV	August 2014
WTVO-D-2(1)	Rockford, IL	MyNetworkTV	August 2014
WCWJ-D-2	Jacksonville, FL	Bounce TV	September 2014
KARZ-D-2	Little Rock-Pine Bluff, AR	Bounce TV	September 2014
WROC-D-2	Rochester, NY	Bounce TV	September 2014
WMBD-D-2	Peoria-Bloomington, IL	Bounce TV	September 2014
WQRF-D-2	Rockford, IL	Bounce TV	September 2014
KARD-D-2	Monroe, LA-El Dorado, AR	Bounce TV	September 2014
KBTV-D-2	Beaumont-Port Arthur, TX	Bounce TV	September 2014
KJTL-D-2(1)	Wichita Falls, TX-Lawton, OK	Bounce TV	September 2014
KAMC-D-2(1)	Lubbock, TX	Bounce TV	September 2014
KRBC-D-2(1)	Abilene-Sweetwater, TX	Bounce TV	September 2014
KAMR	Amarillo, TX	NBC	December 2014
KTAL	Shreveport, LA	NBC	December 2014
KARK	Little Rock-Pine Bluff, AR	NBC	December 2014
WHAG	Washington, DC/Hagerstown, MD(3)	NBC	December 2014
WYOU(1)	Wilkes Barre-Scranton, PA	CBS	June 2015
WTAJ	Johnstown-Altoona, PA	CBS	May 2016
WCWJ	Jacksonville, FL	The CW	September 2016
WLYH(4)	Harrisburg-Lancaster-Lebanon-York, PA	The CW	September 2016
WDHN	Dothan, AL	ABC	June 2017
WJET	Erie, PA	ABC	June 2017
KSVI	Billings, MT	ABC	June 2017
KMID	Odessa-Midland, TX	ABC	June 2017
KQTV	St. Joseph, MO	ABC	June 2017
WAWV(1)	Terre Haute, IN	ABC	June 2017
WUTR(1)	Utica, NY	ABC	June 2017
WTVO(1)	Rockford, IL	ABC	June 2017
KAMC(1)	Lubbock, TX	ABC	June 2017
KODE(1)	Joplin, MO-Pittsburg, KS	ABC	June 2017

(1)	These stations are owned by Mission, which maintains the network affiliation agreements.
(2)	These stations are owned by subsidiaries of Sinclair Broadcast Group, Inc., which maintains the network affiliation agreements.
(3)	Although WHAG is located within the Washington, DC DMA, its signal does not reach the entire Washington, DC metropolitan area. WHAG serves the Hagerstown, MD sub-market within the DMA.
(4)	Under a time brokerage agreement, Nexstar allows Newport Television License, LLC, to program most of WLYH’s broadcast time, sell its advertising time and retain the advertising revenue generated in exchange for monthly payments to Nexstar.

Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the network with which it is affiliated. In exchange, the network has the right to sell a substantial majority of the advertising time during these broadcasts. We expect the network affiliation agreements listed above to be renewed upon expiration.

Competition

Competition in the television industry takes place on several levels: competition for audience, competition for programming and competition for advertising.

Audience. We compete for audience share specifically on the basis of program popularity. The popularity of a station’s programming has a direct effect on the adverting rates it can charge its advertisers. A portion of the daily programming on the stations that we own or provide services to is supplied by the network with which each station is affiliated. In those periods, the stations are dependent upon the performance of the network programs in attracting viewers. Stations program non-network time periods with a combination of self-produced news, public affairs and other entertainment programming, including movies and syndicated programs. The major television networks have also begun to sell their programming directly to the consumer via portal digital devices such as video iPods and cell phones, which presents an additional source of competition for television broadcaster audience share. Other sources of competition for audience include home entertainment systems (such as VCRs, DVDs and DVRs), video-on-demand and pay-per-view, the Internet (including network distribution of programming through websites) and gaming devices.

Although the commercial television broadcast industry historically has been dominated by the ABC, NBC, CBS and FOX television networks, other newer television networks and the growth in popularity of subscription systems, such as local cable and direct broadcast satellite (“DBS”) systems which air exclusive programming not otherwise available in a market, have become significant competitors for the over-the-air television audience.

Programming. Competition for programming involves negotiating with national program distributors or syndicators that sell first-run and rerun packages of programming. Stations compete against in-market broadcast station operators for exclusive access to off-network reruns (such as Seinfeld) and first-run product (such as Entertainment Tonight) in their respective markets. Cable systems generally do not compete with local stations for programming, although various national cable networks acquire programs that would have otherwise been offered to local television stations.

Time Warner, Inc., Comcast Corporation, Viacom Inc., The News Corporation Limited and the Walt Disney Company each owns a television network and also owns or controls major production studios, which are the primary source of programming for these networks. It is uncertain whether in the future such programming, which is generally subject to short-term agreements between the studios and the networks, will be moved to the networks. Television broadcasters also compete for non-network programming unique to the markets they serve. As such, stations strive to provide exclusive news stories, unique features such as investigative reporting and coverage of community events and to secure broadcast rights for regional and local sporting events.

Advertising. Stations compete for advertising revenue with other television stations in their respective markets; and other advertising media such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, local cable systems, DBS systems and the Internet. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television broadcast station in a particular market does not compete with stations in other market areas.

The broadcasting industry is continually faced with technological change and innovation which increase the popularity of competing entertainment and communications media. Further advances in technology may increase competition for household audiences and advertisers. The increased use of digital technology by cable systems and DBS, along with video compression techniques, has reduced the bandwidth required for television signal transmission. These technological developments are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reductions in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized “niche” programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these or other technological changes will have on the broadcast television industry or on the future results of our operations or the operations of the stations to which we provide services.

Federal Regulation

Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act. The following is a brief discussion of certain provisions of the Communications Act and the FCC’s regulations and policies that affect the business operations of television broadcast stations. Over the years, the U.S. Congress and the FCC have added, amended and deleted statutory and regulatory requirements to which station owners are subject. Some of these changes have a minimal business impact whereas others may significantly affect the business or operation of individual stations or the broadcast industry as a whole. For more information about the nature and extent of FCC regulation of television broadcast stations, you should refer to the Communications Act and the FCC’s rules, public notices and policies.

License Grant and Renewal. The Communications Act prohibits the operation of broadcast stations except under licenses issued by the FCC. Television broadcast licenses are granted for a maximum term of eight years and are subject to renewal upon application to the FCC. The FCC is required to grant an application for license renewal if during the preceding term the station served the public interest, the licensee did not commit any serious violations of the Communications Act or the FCC’s rules, and the licensee committed no other violations of the Communications Act or the FCC’s rules which, taken together, would constitute a pattern of abuse. A majority of renewal applications are routinely granted under this standard. If a licensee fails to meet this standard the FCC may still grant renewal on terms and conditions that it deems appropriate, including a monetary forfeiture or renewal for a term less than the normal eight-year period.

After a renewal application is filed, interested parties, including members of the public, may file petitions to deny the application, to which the licensee/renewal applicant is entitled to respond. After reviewing the pleadings, if the FCC determines that there is a substantial and material question of fact whether grant of the renewal application would serve the public interest, the FCC is required to hold a trial-type hearing on the issues presented. If, after the hearing, the FCC determines that the renewal applicant has met the renewal standard, the FCC will grant the renewal application. If the licensee/renewal applicant fails to meet the renewal standard or show that there are mitigating factors entitling it to renewal subject to appropriate sanctions, the FCC can deny the renewal application. In the vast majority of cases where a petition to deny is filed against a renewal application, the FCC ultimately grants the renewal without a hearing. No competing application for authority to operate a station and replace the incumbent licensee may be filed against a renewal application.

In addition to considering rule violations in connection with a license renewal application, the FCC may sanction a station licensee for failing to observe FCC rules and policies during the license term, including the imposition of a monetary forfeiture.

Station Transfer. The Communications Act prohibits the assignment or the transfer of control of a broadcast license without prior FCC approval.

Ownership Restrictions. The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company such as ours may have no more than 20% (in the case of a license entity) or 25% (in the case of a parent entity) non-U.S. ownership (by vote and by equity).

The FCC also has rules which establish limits on the ownership of broadcast stations. These ownership limits apply to attributable interests in a station licensee held by an individual, corporation, partnership or other entity. In the case of corporations, officers, directors and voting stock interests of 5% or more (20% or more in the case of qualified investment companies, such as insurance companies and bank trust departments) are considered attributable interests. For partnerships, all general partners and non-insulated limited partners are attributable. Limited liability companies are treated the same as partnerships. The FCC also considers attributable the holder of more than 33% of a licensee’s total assets (defined as total debt plus total equity), if that person or entity also provides over 15% of the station’s total weekly broadcast programming or has an attributable interest in another media entity in the same market which is subject to the FCC’s ownership rules, such as a radio or television station or daily newspaper.

Local Television Ownership (Duopoly Rule). Under the current local television ownership, or “duopoly,” rule, a single entity is allowed to own or have attributable interests in two television stations in a market if (1) the two stations do not have overlapping service areas, or (2) after the combination there are at least eight independently owned and operating full-power television stations in the DMA with overlapping service contours and one of the combining stations is not ranked among the top four stations in the DMA. The duopoly rule allows the FCC to consider waivers to permit the ownership of a second station only in cases where the second station has failed or is failing or unbuilt.

Under the duopoly rule, the FCC attributes toward the local television ownership limits another in-market station when one station owner programs a second in-market station pursuant to a time brokerage or local marketing agreement, if the programmer provides more than 15% of the second station’s weekly broadcast programming. However, local marketing agreements entered into prior to November 5, 1996 are exempt attributable interests until the FCC determines otherwise. This “grandfathering,” when reviewed by the FCC, is subject to possible extension or termination.

In certain markets, we and Mission own and operate both full-power and low-power television broadcast stations (for example, in Utica, Nexstar owns and operates WFXV and WPNY-LP; in Binghamton, Nexstar owns and operates WIVT and WBGH-CA; in Wichita Falls, Mission owns and operates KJTL and KJBO-LP; and in Amarillo, Mission owns and operates KCIT and KCPN-LP). The FCC’s duopoly rules and policies regarding ownership of television stations in the same market apply only to full-power television stations and not low-power television stations such as WPNY-LP, KJBO-LP and KCPN-LP.

The only markets in which we currently are permitted to own two stations under the duopoly rule are the Champaign-Springfield-Decatur, Illinois market, the Little Rock-Pine Bluff, Arkansas market, the Memphis, Tennessee market, and the Salt Lake City, Utah market. However, we also are permitted to own two stations in the Fort Smith-Fayetteville-Springdale-Rogers, Arkansas market pursuant to a waiver under the FCC’s rules permitting common ownership of a “satellite” television station in a market where a licensee also owns the “primary” station. In all of the markets where we have entered into local service agreements, except for two, we do not provide programming other than news (comprising less than 15% of the second station’s programming) to the second station and, therefore, we are not attributed with ownership of the second station. In the two markets where we provide more programming to the second station—WFXP in Erie, Pennsylvania and KHMT in Billings, Montana—the local marketing agreements were entered into prior to November 5, 1996. Therefore, we may continue to program these stations under the terms of these agreements until the FCC determines otherwise.

National Television Ownership. There is no nationwide limit on the number of television stations which a party may own. However, the FCC’s rules limit the percentage of U.S. television households which a party may reach through its attributable interests in television stations. This rule provides that when calculating a party’s nationwide aggregate audience coverage, the ownership of an ultra high-frequency (“UHF”) station is counted as 50% of a market’s percentage of total national audience. In 2004, the U.S. Congress determined that one party may have an attributable interest in television stations which reach, in the aggregate, 39% of all U.S. television households; and the FCC thereafter modified its corresponding rule. The FCC currently is considering whether this act has any impact on the FCC’s authority to examine and modify the UHF discount.

The stations that Nexstar owns have a combined national audience reach below the 39% benchmark with the UHF discount.

Radio/Television Cross-Ownership Rule (One-to-a-Market Rule). In markets with at least 20 independently owned media “voices,” ownership of one television station and up to seven radio stations, or two television stations (if allowed under the television duopoly rule) and six radio stations is permitted. If the number of independently owned media “voices” is fewer than 20 but greater than or equal to 10, ownership of one television station (or two if allowed) and four radio stations is permitted. In markets with fewer than 10 independent media “voices,” ownership of one television station (or two if allowed) and one radio station is permitted. In calculating the number of independent media “voices” in a market, the FCC includes all radio and television stations, independently owned cable systems (counted as one voice), and independently owned daily newspapers which have circulation that exceeds 5% of the households in the market. In all cases, the television and radio components of the combination must also comply, respectively, with the local television ownership rule and the local radio ownership rule.

Local Television/Newspaper Cross-Ownership Rule. Under this rule, a party is prohibited from having an attributable interest in a television station and a daily newspaper.

The FCC is required to review its media ownership rules every four years to eliminate those rules it finds no longer serve the “public interest, convenience and necessity.” During 2009, the FCC held a series of hearings designed to evaluate possible changes to its rules. In May 2010, the FCC formally initiated its 2010 review of its media ownership rules with the issuance of a Notice of Inquiry (NOI). In December 2011, the FCC issued a NPRM to seek comment on specific proposed changes to its ownership rules. Among the specific changes proposed in the NPRM are (1) elimination of the contour overlap provision of the local television ownership rule (making the rule entirely DMA-based), (2) elimination of the radio/television cross-ownership rule and (3) modest relaxation of the newspaper/broadcast cross-ownership rule. The NPRM also seeks comment on shared services agreements (SSAs) and other joint operating arrangements between television stations, and whether such agreements should be considered attributable. Initial comments on the NPRM were filed on March 5, 2012, and reply comments were filed in April 2012. The FCC may act on this proceeding in 2013. We cannot predict what rules the FCC will adopt; however, the FCC may deem television JSAs to be attributable ownership interests and require the termination of existing JSAs within a specified period of time if the newly attributable JSAs do not comply with the local television ownership limits.

Local Television/Cable Cross-Ownership. There is no FCC rule prohibiting common ownership of a cable television system and a television broadcast station in the same area.

Cable and Satellite Carriage of Local Television Signals. Broadcasters may obtain carriage of their stations’ signals on cable, satellite and other MVPDs through either mandatory carriage or through “retransmission consent.” Every three years all stations must formally elect either mandatory carriage (“must-carry” for cable distributors and “carry one-carry all” for satellite television providers) or retransmission consent. The next election must be made by October 1, 2014, and will be effective January 1, 2015. Must-carry elections require that the MVPD carry one station programming stream and related data in the station’s local market. However, MVPDs may decline a must-carry election in certain circumstances. MVPDs do not pay a fee to stations that elect mandatory carriage.

A broadcaster that elects retransmission consent waives its mandatory carriage rights, and the broadcaster and the MVPD must negotiate in good faith for carriage of the station’s signal. Negotiated terms may include channel position, service tier carriage, carriage of multiple program streams, compensation and other consideration. If a broadcaster elects to negotiate retransmission terms, it is possible that the broadcaster and the MVPD will not reach agreement and that the MVPD will not carry the station’s signal.

MVPD operators are actively seeking to change the regulations under which retransmission consent is negotiated before both the U.S. Congress and the FCC in order to increase their bargaining leverage with television stations. On March 3, 2011, the FCC initiated a Notice of Proposed Rulemaking to reexamine its rules (i) governing the requirements for good faith negotiations between MVPDs and broadcasters, including implementing a prohibition on one station negotiating retransmission consent terms for another station under a local service agreement; (ii) for providing advance notice to consumers in the event of dispute; and (iii) to extend certain cable-only obligations to all MVPDs. The FCC also asked for comment on eliminating the network non-duplication and syndicated exclusivity protection rules, which may permit MVPDs to import out-of-market television stations during a retransmission consent dispute.

The FCC’s rules also govern which local television signals a satellite subscriber may receive. The U.S. Congress and the FCC have also imposed certain requirements relating to satellite distribution of local television signals to “unserved” households that do not receive a useable signal from a local network-affiliated station and to cable and satellite carriage of out-of-market signals.

We and Mission elected to exercise retransmission consent rights for all of our stations where we have a legal right to do so. We and Mission have negotiated retransmission consent agreements with all of the MVPDs which carry the stations’ signals.

Programming and Operation. The Communications Act requires broadcasters to serve “the public interest.” Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. However, television station licensees are still required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. The FCC may consider complaints from viewers concerning programming when it evaluates a station’s license renewal application, although viewer complaints also may be filed and considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things:

•	political advertising (its price and availability);

•	sponsorship identification;

•	contest and lottery advertising;

•	obscene and indecent broadcasts;

•	technical operations, including limits on radio frequency radiation;

•	discrimination and equal employment opportunities;

•	closed captioning (and video description);

•	children’s programming;

•	program ratings guidelines; and

•	network affiliation agreements.

Technical Regulation. FCC rules govern the technical operating parameters of television stations, including permissible operating channel, power and antenna height and interference protections between stations. Under various FCC rules and procedures, full power television stations completed the transition from analog to digital television (DTV) broadcasting in June 2009. The FCC has adopted rules with respect to the conversion of existing low power and television translator stations to digital operation, establishing a September 1, 2015 deadline by which low power and television translator stations must cease analog operation.

Employees

As of September 30, 2012, we had a total of 2,313 employees, comprised of 2,003 full-time and 310 part-time employees. As of September 30, 2012, 154 of our employees were covered by collective bargaining agreements. We believe that our employee relations are satisfactory, and we have not experienced any work stoppages at any of our facilities. However, we cannot assure you that our collective bargaining agreements will be renewed in the future, or that we will not experience a prolonged labor dispute, which could have a material adverse effect on our business, financial condition or results of operations.

Legal Proceedings

From time to time, we are involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Information Concerning our Directors

The following is information about those individuals who serve as members of the board of directors of Nexstar Broadcasting Group, Inc. The age of each individual in the table below is as of January 28, 2013:

Name	Age	Position
Perry A. Sook	54	Chairman of the Board of Directors, President and Chief Executive Officer
Erik Brooks.	46	Director
Jay M. Grossman	53	Director
Brent Stone	36	Director
Tomer Yosef-Or	33	Director
Royce Yudkoff	57	Director
Geoff Armstrong	55	Director
Michael Donovan	72	Director
I. Martin Pompadur	77	Director
Lisbeth McNabb	52	Director

Biographical information concerning our Directors is set forth below.

Perry A. Sook has served as Chairman of the board of directors, President and Chief Executive Officer and as a Director since our inception in 1996. From 1991 to 1996, Mr. Sook was a principal of Superior Communications Group. Mr. Sook currently serves as a director of the National Association of Broadcasters and the Television Bureau of Advertising and serves as Vice Chairman and trustee for the Ohio University Foundation. Previously, Mr. Sook served on the board of Penton Media.

Erik Brooks has served as a Director since March 2002. Mr. Brooks is a Managing Partner at ABRY, Nexstar’s largest stockholder, which he joined in 1999. Prior to joining ABRY, from 1995 to 1999, Mr. Brooks was a Vice President at NCH Capital, a private equity investment fund. Mr. Brooks currently serves as a director of KidzCo, Music Reports, HealthPort, Automated Health Care Solutions and ProQuest. Previously, Mr. Brooks served on the board of directors of Country Road Communications, KidzBop, Companion Technologies, Billing Services and Monitronics International.

Jay M. Grossman has served as a Director since 1997 and was our Vice President and Assistant Secretary from 1997 until March 2002. Mr. Grossman serves as Managing Partner and Co-Chief Executive officer at ABRY, Nexstar’s largest stockholder, which he joined in 1996. Prior to joining ABRY, Mr. Grossman was an investment banker specializing in media and entertainment at Kidder Peabody and at Prudential Securities. Mr. Grossman currently serves as a director (or the equivalent) of several private companies including Atlantic Broadband, Hometown Cable, Q9 Networks, Gould and Lamb, HealthPort, Grande Communications Networks, RCN Telecom Services and Sidera Networks. Previously, Mr. Grossman served on the board of directors of Wide Open West Holdings, Consolidated Theaters, Country Road Communications, Monitronics International, Caprock Communications, Cyrus One Networks, Executive Health Resources and Hosted Solutions.

Brent Stone has served as a Director since March 2005. Mr. Stone is a Partner at ABRY, Nexstar’s largest stockholder, and has been with the firm since January 2002. Prior to joining ABRY, he was a member of the Investment Banking Department of Credit Suisse First Boston (formerly Donaldson, Lufkin and Jenrette) from 2000 to 2002. From 1999 to 2000, Mr. Stone was an analyst in the Syndicated Finance Group of Chase Securities. Mr. Stone currently serves as a director (or the equivalent) of several private companies, including B&H Education, ProQuest, KidzBop and York Risk Services Group. Previously, Mr. Stone served on the board of directors of Brash Entertainment, Legendary Pictures, Network Communications, Monitronics International and HealthTrans.

Tomer Yosef-Or has served as a Director since January 2010. Mr. Yosef-Or is a Principal at ABRY, Nexstar’s largest stockholder, and has been with the firm since 2005. Prior to joining ABRY, Mr. Yosef-Or was a member of the Financial Institution Group at Bear Stearns Investment Banking Department. Previously, he was a member of the Securitization Transaction Group at Deloitte & Touche. Mr. Yosef-Or is involved in media, communications, and business information services investments in the datacenter, satellite communication, post secondary education, and TV broadcasting sectors. Mr. Yosef-Or currently serves as a director (or the equivalent) of several private companies including Q9 Networks, the Telx Group and B&H Education. Previously, Mr. Yosef-Or served on the board of directors of Caprock Communications, CyrusOne Networks and Hosted Solutions.

Royce Yudkoff has served as a Director since 1997 and was our Vice President and Assistant Secretary from 1997 until March 2002. Mr. Yudkoff is a Founder of ABRY, Nexstar’s largest stockholder, and has been with the firm since 1989, serving as its President and Managing Partner through 2011. Prior to ABRY, Mr. Yudkoff was affiliated with Bain & Company, serving as a Partner from 1985 to 1988. Mr. Yudkoff is presently a director (or the equivalent) of several companies, including U.S.A. Mobility, Talent Partners and Cast & Crew Entertainment Services. Previously, Mr. Yudkoff served on the board of directors of Muzak Holdings and Penton Media.

Geoff Armstrong has served as a Director since November 2003. Mr. Armstrong is Chief Executive Officer of 310 Partners, a private investment firm. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. From June 1998 to February 1999, Mr. Armstrong was Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM in July 1999. Mr. Armstrong was a founder of SFX Broadcasting, which went public in 1993, and subsequently served as Chief Financial Officer, Chief Operating Officer, and a director until the company was sold in 1998 to AMFM. Mr. Armstrong has served as a director and the chairman of the audit committee of Radio One since June 2001 and May 2002, respectively. Previously, Mr. Armstrong served on the board of directors of Capstar Broadcasting Corporation, AMFM and SFX Broadcasting.

Michael Donovan has served as a Director since November 2003. Mr. Donovan is the founder and majority stockholder of Donovan Data Systems, a privately held supplier of computer services to the advertising and media industries, which recently merged to form Mediaocean. Mr. Donovan has served as Chairman and Chief Executive Officer of Donovan Data Systems since 1967, and is now Executive Chairman of Mediaocean. Mr. Donovan currently serves as a director of the Statue of Liberty/Ellis Island Foundation. Previously Mr. Donovan served on the board of directors of Yale Divinity School’s Center for Faith and Culture.

I. Martin Pompadur has served as a Director since November 2003. In June 1998, Mr. Pompadur joined News Corporation as Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corp Europe. Mr. Pompadur resigned from News Corporation in November 2008. He is currently Global Vice Chairman, Media and Entertainment at Macquarie Capital and Chairman of the board of directors of Metan Development Group, as well as an advisor to several companies. Prior to joining News Corporation, Mr. Pompadur was President of RP Media Management and held executive positions at several other media companies. Mr. Pompadur currently serves as a director of RP Coffee Ventures and IMAX Corporation. Previously, Mr. Pompadur served on the board of directors of News Corporation Europe, Sky Italia, News Out of Home, Balkan Bulgarian, BSkyB, Metromedia International Group, Elong, Seatwave Limited and Linkshare Corporation.

Lisbeth McNabb has served as a Director since May 2006. In May 2007, Ms. McNabb founded w2wlink.com, a professional women’s online membership community. Ms. McNabb is the former Chief Financial Officer of Match.com, an online personal service company, where she was employed from March 2005 through 2006. Prior to joining Match.com, Ms. McNabb served as Senior Vice President of Finance and Planning for Sodexo, an on-site food service and facilities management company, from 2000 to 2005 and, previous to that, held innovation and strategy leadership roles with PepsiCo Frito-Lay, American Airlines, AT&T and JP Morgan Chase. Ms. McNabb currently serves as a director and chair of the audit committee of Tandy Brands and is on the advisory boards of Southern Methodist University, the University of Nebraska and several digital and online companies. Previously, Ms. McNabb served on the board of directors of American Airlines, the Dallas Chapter of Financial Executives International, the Sammons Art Center and The Family Place.

Information Concerning our Executive Officers and Key Employees

The following is information about those individuals who serve as executive officers of Nexstar Broadcasting Group, Inc. The age of each individual in the table below is as of January 28, 2013:

Name	Age	Position
Perry A. Sook	54	President, Chief Executive Officer and Director
Thomas E. Carter	54	Chief Financial Officer and Executive Vice President
Timothy C. Busch	49	Executive Vice President, Co-Chief Operating Officer
Brian Jones	52	Executive Vice President, Co-Chief Operating Officer
Richard Rogala	52	Senior Vice President of Sales
Blake Russell	42	Senior Vice President, Station Operations
Marc Montoya	50	Senior Vice President, eMedia
Elizabeth Ryder	47	Vice President, General Counsel and Secretary
Richard Stolpe	56	Vice President, Engineering
Matt Velsor	54	Vice President of Business Development

Biographical information of our executive officers is set forth below (other than for Mr. Sook, whose biographical information is presented above under “—Information Concerning our Directors”):

Thomas E. Carter has served as our Chief Financial Officer since August 2009. Prior to joining Nexstar, Mr. Carter was Managing Director, Media Telecom Corporate Investment Banking at Banc of America Securities, which he joined in 1985. In this position, he acted as the senior banker responsible for delivering bank products and services including M&A, private and public equity, high-yield debt, fixed income derivatives, syndicated financial products and treasury management for selected clients across the broadcasting, cable, publishing and media industries, including Nexstar. Mr. Carter began his banking career in 1980, serving for five years in various roles in Corporate and International Banking at a predecessor to JPMorgan Chase.

Timothy C. Busch has served as our Executive Vice President and Co-Chief Operating Officer since May 2008. Mr. Busch served as Senior Vice President and Regional Manager from October 2002 to May 2008. Prior to that time, Mr. Busch served as our Vice President and General Manager at WROC (CBS) in Rochester, New York from 2000 to October 2002. Prior to joining Nexstar, Mr. Busch served as General Sales Manager and held various other sales management positions at Gannett-owned WGRZ (NBC) in Buffalo, New York from 1993 to 2000. Prior to that, Mr. Busch held various sales management positions at WGR-AM and FM radio stations in Buffalo. Mr. Busch has served on various boards in the Rochester and Buffalo areas as well as the New York State Broadcasting Association and as the former Chairman of the CBS Affiliate Board.

Brian Jones has served as our Executive Vice President and Co-Chief Operating Officer since May 2008. Mr. Jones served as Senior Vice President and Regional Manager from May 2003 to May 2008. Prior to joining Nexstar, Mr. Jones served as Vice President and General Manager at KTVT (CBS) and KTXA (IND) in Dallas/Fort Worth, Texas from 1995 to 2003. Prior to that, Mr. Jones served in various management, sales and news positions at KTVT, MMT Sales, KXAS (NBC) in Dallas/Ft. Worth, Texas, KLBK (CBS) in Lubbock, Texas and KXAN (NBC) in Austin, Texas. Mr. Jones has served as the Chairman of the FOX Affiliates Board of Governors, Chairman of the Board of the Texas Association of Broadcasters, on the Small Market Advisory Committee of the National Association of Broadcasters and on the Southern Methodist University Journalism Advisory Committee.

Richard Rogala became our Senior Vice President of Sales on January 1, 2012. Mr. Rogala is responsible for the strategic development and growth of Nexstar’s core sales activities. Prior to that, he served as Senior Vice President, Regional Manager since July 2009. Mr. Rogala came to Nexstar from Media General owned WCMH (NBC) in Columbus, Ohio. Prior to his position in Columbus, Mr. Rogala served as General Manager of Nexstar’s KARK (NBC) in Little Rock, Arkansas. Previous to his role in Little Rock, Mr. Rogala served as General Manager of WXIN (FOX) and WTTV (IND) in Indianapolis, Indiana, WFLA (NBC) in Tampa, Florida, WLWT (NBC) in Cincinnati, Ohio and WZZM (ABC) in Grand Rapids, Michigan. He began his career with Blair Television and served in various sales management roles in St. Louis, Missouri, Pittsburgh, Pennsylvania and Dallas, Texas.

Blake Russell has served as our Senior Vice-President of Station Operations since November 2008. Prior to that, he served as Vice President Marketing and Operations since October 2007. Before that, Mr. Russell served as Vice President and General Manager at KNWA (NBC) and KFTA (FOX) in Ft. Smith/Fayetteville, Arkansas from January 2004 to September 2007, and as our Director of Marketing/Operations at KTAL (NBC) in Shreveport, Louisiana from 2000 to December 2003.

Marc Montoya has served as our Senior Vice President, eMedia since 2009. Prior to joining Nexstar, Mr. Montoya was a founding partner of Noofangle Media, where he led sales operations, market and business development and brand positioning from 2007 to 2008. Prior to that, Mr. Montoya served as Vice President of Business Development for Match.com in 2006. Prior to that, Mr. Montoya served as Executive Director for broadband content acquisition and later for broadband advertising and development at AOL from 2002 to 2005. Prior to that, Mr. Montoya served as Senior Director, Radio and Television at Yahoo!. Prior to that, Mr. Montoya had a variety of roles where he created and managed the Radio and Television division of Broadcast.com, which was acquired by Yahoo!. Prior to joining Broadcast.com, Mr. Montoya was Director of Internet Sales at WFAA (ABC) in Dallas, Texas.

Elizabeth Ryder has served as our Vice President, General Counsel since May 2009 and as our Secretary since January 2013. Prior to joining Nexstar, Ms. Ryder served as Vice President—Legal Affairs at First Broadcasting Operating. Prior to that, Ms. Ryder served as Counsel at the law firm of Drinker Biddle & Reath LLP in Washington, D.C.

Richard Stolpe has served as our Vice President, Director of Engineering since January 2000. Prior to that time, Mr. Stolpe served as Chief Engineer of WYOU (CBS) in Wilkes-Barre/Scranton, Pennsylvania from 1996 to 2000. Prior to joining Nexstar, Mr. Stolpe was employed by WYOU from 1992 to 1996 as Assistant Chief Engineer.

Matt Velsor joined Nexstar in January 2012 as Vice President of Business Development. Mr. Velsor is responsible for the content, licensing, distribution, syndication and rights management of our digital product offerings. In 2011, Mr. Velsor was Director of Partnerships for Coupons, the largest distributor of digital coupons, and served in a business development and contract negotiations role. In 2010, he was the Vice President of Business Development and Chief Marketing Officer for NuWallet, a mobile application startup company. As such, he established business strategies for smart phone application supporting mobile and tablet eCommerce transactions. From 2003 to 2009, he served as the Director of Business Development for AOL to identify and evaluate business sales opportunities with digital media publishers while performing strategic analysis.

SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth the amount of our common stock beneficially owned by the selling stockholders as of January 28, 2013, and the maximum number of shares of Class A common stock that may be offered by the selling stockholders hereby. The shares that may be sold by ABRY were acquired by ABRY between 1996 and 2003 pursuant to various investments in common membership interests of Nexstar Broadcasting Group, L.L.C. and another entity that was controlled by ABRY that was ultimately acquired by Nexstar Broadcasting Group, L.L.C. prior to our initial public offering, which we refer to collectively as our predecessor. In connection with our initial public offering, all of ABRY’s common membership interests in our predecessor were converted into shares of Class A common stock and Class B common stock. These transactions were exempt from the registration provisions of the Securities Act. Five of our current directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of our Class A and Class B common stock. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The percentages in the table are based on 21,714,248 shares of our Class A common stock and 7,702,471 shares of our Class B common stock outstanding as of January 28, 2013. All information contained in the table is based upon information provided to us by ABRY, and we have not independently verified this information.

All of the Class A common stock to be offered by the selling stockholders under the registration statement of which this prospectus supplement is a part (or securities convertible into such shares) is issued and outstanding as of the date of the filing of the registration statement of which this prospectus supplement is a part. The selling stockholders may sell or transfer all or a portion of their common stock pursuant to any available exemption from the registration requirements of the Securities Act.

	Shares Beneficially Owned Prior to the Offering					Total Voting Power			Shares Beneficially Owned After the Offering(1)
	Class A Common Stock		Class B Common Stock				Shares Offered Hereby		Class A Common Stock		Class B Common Stock		Total Voting Power
Name of Selling Stockholder	Number	Percentage	Number		Percentage		Number		Number	Percentage	Number	Percentage
Funds advised by ABRY Partners, LLC	—	—	7,315,384	(2)(3)	95.0%	74.1%	3,000,000	(4)	—	—%	4,315,384	91.8%	60.2%

(1)	Represents 3,166,145 shares of Class B common stock owned by ABRY Broadcast Partners II, L.P. and 4,149,239 shares of Class B common stock owned by ABRY Broadcast Partners III, L.P., which are affiliates of ABRY Partners, LLC. Mr. Yudkoff is the sole trustee of ABRY Holdings III, Co., which is the sole member of ABRY Holdings III, LLC, which is the sole general partner of ABRY Equity Investors, L.P., the sole general partner of ABRY Broadcast Partners III, L.P. Mr. Yudkoff is also the trustee of ABRY Holdings Co., which is the sole member of ABRY Holdings, LLC, which is the sole general partner of ABRY Capital, L.P., which is the sole general partner of ABRY Broadcast Partners II, L.P. The address of ABRY is 111 Huntington Avenue, 29th Floor, Boston, Massachusetts 02199.
(2)	Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock (i) upon any transfer of such share of Class B common stock to any one other than ABRY, an affiliate of ABRY or Mr. Sook, our chief executive officer, or (ii) if the Class B common stock represents less than 10% of the total common stock outstanding of the Company. The information set forth in the table with respect to Class A common stock does not reflect the shares of Class A common stock that are issuable upon conversion of the shares of Class B common stock listed in the table. In connection with this offering, up to 3,000,000 shares of Class B common stock will automatically convert into shares of Class A common stock.
(3)	ABRY will convert, effective immediately prior to such sale, up to 3,000,000 shares of Class B common stock into an equivalent number of shares of Class A common stock.
(4)	Exclusive of the option ABRY has granted the underwriter to purchase up to an additional 450,000 shares from it at the public offering price less the underwriting discounts and commissions.

Material Relationships

Retransmission Agreement

Nexstar is party to a retransmission consent agreement with an affiliate of Atlantic Broadband Finance, LLC (“Atlantic Broadband”) and with Grande Communications Networks, Inc. (“Grande Communications”), national cable systems operators. FCC rules require Nexstar to enter into either a retransmission consent or “must carry” agreement with every cable company that operates in any of its markets. Atlantic Broadband operates in the Hagerstown, MD; Erie, PA; Altoona, PA and Wilkes-Barre, PA markets and Grande Communications operates in the Odessa-Midland, TX market. Accordingly, pursuant to FCC rules, Nexstar entered into retransmission consent agreements with these companies. Revenue recognized from the agreements with Atlantic Broadband was $0.8 million, $0.7 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Revenue recognized from the Grande Communications agreement was $0.1 million for the year ended December 31, 2011.

Affiliates of ABRY hold a controlling equity stake in Atlantic Broadband and Grande Communications. Five of our directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY. Mr. Grossman currently serves as a member of the board of directors of Atlantic Broadband and Grande Communications.

Stockholders Agreement

ABRY and certain of the Company’s current and former senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders.

The stockholders agreement provides that ABRY and the Chief Executive Officer of the Company, Perry A. Sook, must vote their securities so that (i) the authorized number of directors on the board of directors of the Company is nine and (ii) five representatives designated by ABRY as well as Mr. Sook shall be elected to the board of directors of the Company. From and after the date that ABRY and its affiliates hold less than 25%, but greater than 20% of the aggregate voting securities of the Company, ABRY is only entitled to designate three representatives to the board of directors of the Company. Such voting obligations will terminate when ABRY and its affiliates own less than 20% of the voting power of the Company held by such persons on the date of entry into the stockholders agreement.

The stockholders agreement also gives the parties certain rights with respect to registration under the Securities Act of shares of the Company’s securities held by them and certain customary indemnification rights. These registration rights include demand registration rights requiring the Company to register their shares under the Securities Act. In addition, in the event the Company proposes to register any shares of common stock under the Securities Act, whether in connection with a primary or secondary offering, the stockholders party to the stockholders agreement may request that the Company affect a registration of their shares under the Securities Act.

Directors and Officers

We indemnify each of our current directors and executive officers to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Five of our directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY. For a description of the ownership of ABRY, see footnote (1) to the Selling Stockholders table above.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Related-Party Transactions Policy and Procedures

The board of directors of Nexstar has not adopted a written policy or procedure for the review, approval and ratification of related-party transactions because its Audit Committee charter already requires the Audit Committee of Nexstar to review all relationships and transactions in which Nexstar and its employees, directors and officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Based upon all the relevant facts and circumstances, the Audit Committee will decide whether the related-party transaction is appropriate and will approve only those transactions that are in the best interests of Nexstar.

All employees sign a conflict of interest statement annually, and Nexstar requires its directors and executive officers to complete annually a directors’ and officers’ questionnaire that requires disclosure of any related-party transactions. As required under SEC rules, transactions that are determined to be directly or indirectly material to Nexstar or a related person are disclosed in its periodic filings as appropriate.

Retransmission Consent Agreements

Nexstar is party to a retransmission consent agreement with an affiliate of Atlantic Broadband and with Grande Communications, national cable systems operators. FCC rules require Nexstar to enter into either a retransmission consent agreement or elect “must carry” status with every cable company that operates in any of its markets. Atlantic Broadband operates in the Hagerstown, Maryland; Erie, Pennsylvania; Altoona, Pennsylvania and Wilkes-Barre, Pennsylvania markets and Grande Communications operates in the Odessa-Midland, Texas market. Nexstar entered into retransmission consent agreements with these companies. Revenue recognized from the agreements with Atlantic Broadband was $0.8 million, $0.7 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Revenue recognized from the Grande Communications agreement was $0.1 million for the year ended December 31, 2011.

Affiliates of ABRY hold a controlling equity stake in Atlantic Broadband and Grande Communications. Five of our directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY.

Stockholders Agreement

ABRY and certain of the Company’s current and former senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders.

The stockholders agreement provides that ABRY and the Chief Executive Officer of the Company, Perry A. Sook, must vote their securities so that (i) the authorized number of directors on the board of directors of the Company is nine and (ii) five representatives designated by ABRY as well as Mr. Sook shall be elected to the board of directors of the Company. From and after the date that ABRY and its affiliates hold less than 25%, but greater than 20% of the aggregate voting securities of the Company, ABRY is only entitled to designate three representatives to the board of directors of the Company. Such voting obligations will terminate when ABRY and its affiliates own less than 20% of the voting power of the Company held by such persons on the date of entry into the stockholders agreement.

The stockholders agreement also gives the parties certain rights with respect to registration under the Securities Act of shares of the Company’s securities held by them and certain customary indemnification rights. These registration rights include demand registration rights requiring the Company to register their shares under the Securities Act. In addition, in the event the Company proposes to register any shares of common stock under the Securities Act, whether in connection with a primary or secondary offering, the stockholders party to the stockholders agreement may request that the Company affect a registration of their shares under the Securities Act.

Mission Agreements

We and Mission are party to various local service agreements with Mission-owned stations. Under these agreements, Mission is responsible for certain operating expenses of its stations and therefore may have unlimited exposure to any potential operating losses. Mission will continue to operate its stations under the SSAs and JSAs or TBAs until the termination of such agreements. The SSAs and JSAs generally have a term of ten years. We are subject to certain indemnification provisions to Mission for our activities pursuant to the local service agreements.

Option Agreements

In consideration of our guarantee of Mission’s indebtedness, we have options to purchase the assets of all of Mission’s stations, subject to prior FCC approval. Under the terms of these option agreements, we may exercise our option upon written notice to Mission. In each option agreement, the exercise price is the greater of (i) seven times the station’s cash flow, as defined in the option agreement, less the amount of its indebtedness as defined in the option agreement, or (ii) the amount of its indebtedness. Additionally, Mission’s shareholders have granted Nexstar an option to purchase any or all of Mission’s stock, subject to FCC consent, for a price equal to the pro rata portion of the greater of (i) five times the stations’ cash flow, as defined in the option agreement, reduced by the amount of indebtedness, as defined in the option agreement, or (ii) $100,000. These option agreements expire on various dates between 2012 and 2021 and are freely exercisable or assignable by us without consent or approval by Mission. We expect these option agreements to be renewed upon expiration.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-U.S. holder that purchases shares of our Class A common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership, or an entity treated as such for U.S. federal income tax purposes, acquiring, holding or disposing of our Class A common stock, then you should consult your own tax advisor with respect to the U.S. federal income tax consequences of such acquisition, holding or disposition in your particular circumstances.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the U.S. federal income tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including, for example:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our Class A common stock as a capital asset (generally, property held for investment), and assumes that no item of income or gain in respect of the Class A common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Distributions made with respect to our Class A common stock will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of Class A common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of Class A common stock that is taxed to you as described below under the heading “—Gain on Disposition of Class A Common Stock”.

Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide us or our paying agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our Class A common stock, unless:

•

if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption or other taxable disposition, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States. With respect to the second bullet point above, we believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN)

that you are not a U.S. person or you otherwise establish an exemption, and we do not have actual knowledge or reason to know that you are a U.S. person. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a credit against your U.S. federal income tax liability, if any, or as a refund, provided the required information is timely furnished by you to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”) generally impose a withholding tax of 30% on dividend income paid on our Class A common stock and on the gross proceeds of a disposition of our Class A common stock paid to (i) a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person that directly or indirectly owns more than 10% of the entity. Recently-released Treasury regulations provide for a phased implementation of these withholding tax provisions. Specifically, withholding with respect to U.S.-source dividends will begin on January 1, 2014, and withholding with respect to U.S.-source proceeds payments will begin on January 1, 2017. You are encouraged to consult with your own tax advisor regarding the implications of FATCA on your investment in our Class A common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as underwriter of the offering. Subject to the terms and conditions set forth in an underwriting agreement between us, the selling stockholders and the underwriter, the selling stockholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling stockholders 3,000,000 shares of our Class A common stock.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter is purchasing the shares of Class A common stock from the selling stockholders at $13.75 per share (representing approximately $41,250,000 of gross proceeds to the selling stockholders, or approximately $47,437,500 if the underwriter’s overallotment option described below is exercised in full). The underwriter may offer the shares of Class A common stock from time to time for sale in one or more transactions on the NASDAQ Global Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the shares of Class A common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of Class A common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and / or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 450,000 additional shares at the public offering price, less the underwriting discount.

No Sales of Similar Securities

We, the selling stockholders and certain of our executive officers and directors have agreed with the underwriter not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A common stock or securities convertible into or exchangeable or exercisable for any shares of Class A common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus supplement. Certain exceptions apply to the restrictions agreed to by the Company and in the case of the selling stockholders and such of our executive officers and directors who are subject to the foregoing restrictions, exceptions have been made, subject to certain conditions for (a) the transfer of the shares of Class A common stock (i) to the underwriter pursuant to the underwriting agreement, (ii) as a bona fide gift or gifts, (iii) to any trust, limited partnership or limited liability company for the direct or indirect benefit of the undersigned or an “immediate family member” (as defined in Rule 16c-1 under the Exchange Act) of such party, (iv) if the party is a corporation, partnership, limited liability company, trust or other business entity (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of such party or to any investment fund or other entity managed by such party or (B) as part of a distribution by such party to its stockholders, general or limited partners, members, or other equity holders, (v) by will or intestate succession upon the death of the undersigned, (vi) to the Company in connection with the exercise (including cashless exercise) of convertible securities or options to purchase shares of Class A common stock pursuant to existing employee benefit plans on the terms of such plans, (vii) pursuant to a purchase agreement entered into by the Company in connection with a sale of 100% of the Company (regardless of how such a transaction is structured, including any shares tendered in connection with a friendly tender offer pursuant to a purchase agreement for the purchase of 100% of the Company’s securities), (viii) to the Company for the primary purpose of satisfying any tax liability (including estimated taxes) due as a result of the exercise of options or as a result of the vesting of equity awards or (ix) if such share of Class A common stock were acquired by such party in the open market; or (b) a party may enter into a written trading plan established pursuant to Rule 10b5-1 of the Exchange Act during the lock-up period, provided that the Company makes no announcement with respect to the establishment of such a plan without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated; provided, further that no direct or indirect offers, pledges, sales, contracts to sell, sales of any option or contract to purchase, purchases of any option or contract to sell, grants of any option, right or warrant to purchase, loans, or other transfers or disposals of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock may be effected pursuant to such plan during the lock-up period.

The 90-day lock-up period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the initial 90-day lock-up period, we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the initial 90-day lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial 90-day lock-up period, then in each case the initial 90-day lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension (subject to certain exceptions).

Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, release all or some portion of the shares subject to the 90-day lock-up period prior to its expiration.

In order to permit this proposed offering, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC have agreed to the early release of Nexstar and the selling stockholders from certain covenants in their 90-day lock-up agreements entered into on November 26, 2012 in connection with the prior secondary offering by ABRY. Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release all or some portion of the shares subject to the applicable 90-day lock-up agreement prior to expiration of such period.

The NASDAQ Global Market Listing

The shares are listed on The NASDAQ Global Market under the symbol “NXST.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriter and selling group members from bidding for and purchasing our Class A common stock. However, the underwriter may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase our Class A common stock so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriter may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise and if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriter may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriter may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web site maintained by the underwriter. Other than the prospectus in electronic format, the information on the Internet web site referred to in the prior sentence is not part of this prospectus supplement.

Other Relationships

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates from time to time have provided or in the future may provide various investment and commercial banking and financial advisory services to us and our affiliates and subsidiaries, for which they have received customary fees and commissions, and they expect to provide these services to us and others in the future, for which they expect to receive customary fees and commissions. In addition, affiliates of the underwriter from time to time have acted or in the future may continue to act as agents and lenders to us and our affiliates and subsidiaries under our or their respective credit facilities, as initial purchasers of our or our affiliates’ senior notes offerings, and as dealer managers in tender offers for outstanding debt securities of ours or our affiliates, for which services they have received or expect to receive customary compensation. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the administrative agent and a lender to us under our senior secured credit facilities.

In compliance with guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum amount of underwriting compensation, including underwriting commissions or discounts, to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate principal amount of the securities offered pursuant to this prospectus supplement.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require Nexstar Broadcasting Group, Inc., the selling stockholders, or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC

(and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the issuer, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis, New York, New York LLP (a limited liability partnership that includes professional corporations). The underwriter has been represented in connection with this offering by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the WFRV, WJMN, GoLocal.Biz and WEHT businesses due to their acquisition by Nexstar Broadcasting Group, Inc. during 2011) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the High Plains Broadcasting Operating Company LLC and Newport Television LLC Stations in Binghamton, NY; Elmira, NY; Jackson, TN; Little Rock, AR; Memphis, TN; Salt Lake City, UT; Syracuse, NY; and Watertown, NY; along with Inergize Digital and the New York Hub Operating Divisions as of December 31, 2011, December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2011, included in the accompanying prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing therein.

PROSPECTUS

$300,000,000

Nexstar Broadcasting Group, Inc.

Class A Common Stock

Preferred Stock

Debt Securities

Warrants

Nexstar Broadcasting, Inc.

Debt Securities

Guarantees of Debt Securities

16,515,384 Shares of Class A Common Stock

Offered by Selling Stockholders

Nexstar Broadcasting Group, Inc. (the “Company”), from time to time, may offer to sell Class A common stock, preferred stock, debt securities and warrants in one or more primary offerings of up to $300,000,000 in aggregate dollar amount. The preferred stock and warrants may be convertible into or exercisable or exchangeable for our Class A common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our principal operating subsidiary, Nexstar Broadcasting, Inc. (“NBI”), may guarantee some or all of our debt securities.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

NBI may also offer, from time to time, debt securities. Nexstar Broadcasting Group, Inc. will fully and unconditionally guarantee all payment obligations due on the debt securities issued by NBI, as described in this prospectus and in an applicable prospectus supplement. However, Nexstar Broadcasting Group, Inc. will not be considered a guarantor (as defined in the applicable indenture) for any purpose under any indenture and will not be subject to any indenture (other than its guarantee).

In addition to the primary offering of securities described above, ABRY Broadcast Partners II, L.P., ABRY Broadcast Partners III, L.P. and affiliated entities (collectively, “ABRY”) hold shares of our Class A common stock and Class B common stock. Assuming conversion of all shares of Class B common stock held by ABRY, ABRY, as selling stockholder, may from time to time sell up to 16,515,384 shares of our Class A common stock. We will not receive any proceeds from the sale, if any, of Class A common stock by the selling stockholders pursuant to this prospectus, but we may pay certain registration and offering fees and expenses.

In the event that the shares of Class B common stock represent less than 10% of the total common stock of the Company outstanding, the date of such event will constitute the Class B conversion date and, among other things, all shares of Class B common stock then outstanding will automatically convert into shares of Class A common stock. See “Description of Common Stock” on page 7 of this prospectus.

Our Class A common stock is traded on The NASDAQ Global Market under the symbol “NXST.” On November 19, 2012, the last reported sale price of our Class A common stock on The NASDAQ Global Market was $11.30 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” on page 2.

This prospectus may not be used to offer to sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 20, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we and NBI may from time to time sell any combination of the securities described in this prospectus in one or more offerings and the selling stockholders named herein may, from time to time, sell Class A common stock in one or more offerings.

This prospectus provides you with a general description of the securities that we and NBI may offer as well as the shares of Class A common stock that the selling stockholders may offer. Each time we or NBI, as the case may be, sell securities or the selling stockholders sell shares of Class A common stock, we will provide a prospectus supplement that contains specific information about the terms of that offering. This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement. The prospectus supplement may add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should assume that the information in this prospectus is accurate only as of the date of this prospectus.

Unless the context otherwise indicates, the terms “Nexstar,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to Nexstar Broadcasting Group, Inc. and its subsidiaries. References to “NBI” refer to Nexstar Broadcasting, Inc. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

Nexstar Broadcasting Group, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy the information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1–800–SEC–0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

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Our website address is located at http://www.nexstar.tv. Through links on the News portion of our website, we make available free of charge our Annual Report on Form 10–K, Quarterly Reports on Form 10–Q, Current Reports on Form 8–K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through our website as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The information contained on our website does not constitute part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room, as well as through the SEC’s Web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Nexstar Broadcasting Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011 (filed with the SEC on March 15, 2012) and Form 10-K/A (filed with the SEC on March 16, 2012);

•

Nexstar Broadcasting Group, Inc.’s Quarterly Reports on Form 10-Q for the period ended March 31, 2012 (filed with the SEC on May 9, 2012), for the period ended June 30, 2012 (filed with the SEC on August 8, 2012), Form 10-Q/A for the period ended June 30, 2012 (filed with the SEC on September 7, 2012), for the period ended September 30, 2012 (filed with the SEC on November 8, 2012) and Form 10-Q/A for the period ended September 30, 2012 (filed with the SEC on November 9, 2012);

•

The portions of Nexstar Broadcasting Group, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 19, 2012, that are incorporated by reference into Part III of its Annual Report on Form 10-K for the year ended December 31, 2011;

•

Nexstar Broadcasting Group, Inc.’s Current Reports on Form 8-K filed with the SEC on May 31, 2012, July 24, 2012, September 17, 2012, October 2, 2012, October 3, 2012, October 24, 2012, October 25, 2012 (two filings), November 6, 2012 (Item 8.01 only), November 9, 2012 and November 19, 2012; and

•

The description of our Class A common stock, $0.01 par value per share, included under the caption “Description of Capital Stock” in the Prospectus forming a part of the Company’s Registration Statement on Form S-1, initially filed with the SEC on April 25, 2002 (Registration No. 333-86994).

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of the initial registration statement of

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which this prospectus forms a part and prior to the effectiveness of such registration statement, and on or after the date of this prospectus but prior to the completion of the offering of all securities covered by the respective prospectus supplement. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus. Any such request should be directed to:

Nexstar Broadcasting Group, Inc.

5215 N. O’Connor Blvd., Suite 1400

Irving, Texas 75039

(972) 373-8800

You should rely only on the information contained in, or incorporated by reference into, this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein contain forward-looking statements regarding, among other things, our plans, strategies and prospects. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections or expectations of earnings, revenue, financial performance, liquidity and capital resources or other financial items; any assumptions or projections about the television broadcasting industry, any statements of our plans, strategies and objectives for our future operations, performance, liquidity and capital resources or other financial items; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ from a projection or assumption in any of our forward-looking statements. Our future financial position and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties, see “Risk Factors” included elsewhere in this prospectus and the documents incorporated herein by reference. The forward-looking statements made in this prospectus are made only as of the date hereof, and we do not have or undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances unless otherwise required by law.

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NEXSTAR BROADCASTING GROUP, INC.

Overview

We are a television broadcasting and digital media company focused exclusively on the acquisition, development and operation of television stations and interactive community websites in small to medium-sized markets in the United States, primarily markets that rank from 35 to 150 out of the 210 generally recognized television markets, as reported by A.C. Nielsen Company. As of September 30, 2012, we owned, operated, programmed or provided sales and other services to 55 television stations and 11 digital multicast channels, including those owned by Mission Broadcasting, Inc. (“Mission”), in 32 markets in the states of Illinois, Indiana, Maryland, Missouri, Montana, Texas, Pennsylvania, Louisiana, Arkansas, Alabama, New York, Florida, Wisconsin and Michigan. In 20 of the 32 markets that we serve, we own, operate, program or provide sales and other services to more than one station. We refer to these markets as duopoly markets. The stations we own or provide services to are affiliates of NBC (12 stations), CBS (11 stations), ABC (11 stations), FOX (11 stations), MyNetworkTV (5 stations and one digital multicast channel), The CW (2 stations) and Bounce TV (10 digital multicast channels) and three of our stations are independent.

On July 18, 2012, NBI and Mission each entered into an asset purchase agreement with Newport Television LLC and Newport Television License LLC (collectively, “Newport”) to acquire twelve television stations and associated digital sub-channels in eight markets and Newport’s Inergize Digital Media operations (collectively, the “Newport Assets”) for total consideration of $285.5 million in cash. NBI will acquire ten stations in Salt Lake City, Utah, Memphis, Tennessee, Syracuse, New York, Binghamton, New York, Elmira, New York, Watertown, New York and Jackson, Tennessee, as well as Newport’s Inergize Digital Media operations and Mission will acquire two stations in Little Rock, Arkansas. Our stations, including the Newport Assets, reach approximately 12.9 million viewers or 11.3% of all U.S. television households. On November 5, 2012, NBI entered into an asset purchase agreement for the purchase of three additional stations from Newport and entered into a definitive agreement with Smith Media, LLC and its affiliates to acquire two additional stations, each of which is subject to FCC approval and other customary conditions. Assuming completion of the proposed acquisition of three additional stations from Newport Television LLC and two stations from Smith Media, LLC, we will own, operate, program or provide sales and other services to 71 television stations and related digital multicast signals reaching 41 markets or approximately 12.3% of all U.S. television households.

We believe that medium-sized markets offer significant advantages over large-sized markets, most of which result from a lower level of competition. First, because there are fewer well-capitalized acquirers with a medium-market focus, we have been successful in purchasing stations on more favorable terms than acquirers of large market stations. Second, in the majority of our markets only five or fewer local commercial television stations exist. As a result, we achieve lower programming costs than stations in larger markets because the supply of quality programming exceeds the demand.

We seek to grow our revenue and broadcast cash flow by increasing the audience and revenue shares of the stations we own, operate, program or provide sales and other services to, as well as through our growing portfolio of Internet-based products and services. We strive to increase the audience share of the stations by creating a strong local broadcasting presence based on highly rated local news, local sports coverage and active community sponsorship. We seek to improve revenue share by employing and supporting a high-quality local sales force that leverages the stations’ strong local brand and community presence with local advertisers. We further improve broadcast cash flow by maintaining strict control over operating and programming costs. The benefits achieved through these initiatives are magnified in our duopoly markets by broadcasting the programming of multiple networks, capitalizing on multiple sales forces and achieving an increased level of operational efficiency.

Our principal offices are at 5215 North O’Connor Blvd., Suite 1400, Irving, Texas 75039. Our telephone number is (972) 373-8800 and our website is http://www.nexstar.tv. The information found on our website is not part of this prospectus.

Our Relationship With Mission

Through various local service agreements with Mission, we currently provide sales, programming and other services to 17 television stations that are owned and operated by Mission. Mission is 100% owned by independent third parties. We do not own Mission or any of its television stations. In compliance with Federal Communications Commission (“FCC”) regulations for both us and Mission, Mission maintains complete responsibility for and control over programming, finances, personnel and operations of its stations. However, we are deemed under GAAP to have a controlling financial interest in Mission because of (i) the local service agreements Nexstar has with the Mission stations, (ii) Nexstar’s guarantee of the obligations incurred under Mission’s senior secured credit facility, (iii) Nexstar having power over significant activities affecting Mission’s economic performance, including budgeting for advertising revenue, advertising and hiring and firing of sales force personnel, (iv) purchase options granted by Mission that permit Nexstar to acquire the assets and assume the liabilities of each Mission station, subject to FCC consent and (v) an option granted by Mission’s Shareholders that permits Nexstar to purchase any or all of Mission’s stock, subject to FCC consent. Therefore, Mission is consolidated into our financial statements.

NEXSTAR BROADCASTING, INC.

Nexstar Broadcasting, Inc. is a corporation formed in Delaware and is an indirect wholly-owned subsidiary of Nexstar Broadcasting Group, Inc. The principal executive office of NBI is 5215 North O’Connor Blvd., Suite 1400, Irving, Texas 75039. The telephone number of NBI is (972) 373-8800.

Copies of the certificate of incorporation and bylaws of NBI have been filed with the SEC.

RISK FACTORS

Our business is subject to significant risks. You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 15, 2012, as amended on Form 10-K/A, filed with the SEC on March 16, 2012, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” on page ii of this prospectus.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of any securities offered by us and NBI under this prospectus and any related prospectus supplement for general corporate purposes. These purposes may include financing of acquisitions and capital expenditures, additions to working capital and repayment or redemption of existing indebtedness.

Unless otherwise indicated in any applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our Class A common stock by any selling stockholder named in such prospectus supplement. All of the shares of Class A common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their own account. We may, however, bear a portion of the expenses of the offering of Class A common stock by the selling stockholders, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the combined ratio of earnings to fixed charges and preferred dividends for NBI and Mission for each of the periods indicated. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus.

The ratio of earnings to fixed charges and preferred dividends was computed by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, including the amortization of debt discounts and financing costs, and a portion of rent expense deemed representative of the interest factor.

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	1.66	—	1.22	—	—	—
Deficiency to cover fixed charges (in thousands)(1)	$ —	$3,955	$—	$24,256	$72,599	$474

(1)	Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.

Dividends paid on preferred securities issued would be included as fixed charges and therefore impact the ratio of earnings to combined fixed charges and preferred dividends. As of the date of this prospectus, we have not issued any shares of our preferred stock.

SELLING STOCKHOLDERS

ABRY, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 16,515,384 shares of our Class A common stock. We do not know when or in what amounts ABRY may offer shares of our Class A common stock for sale, or whether or which entities that hold shares of our Class A common stock that are deemed to be beneficially owned by ABRY will participate in any such offering. If required, the prospectus supplement for any offering by the selling stockholders of shares of our Class A common stock will include the following information:

•	the name of each participating selling stockholder;

•

the nature of any position, office or other material relationship which each selling stockholder has had within the past three years with us or any of our predecessors or affiliates that is not otherwise described this prospectus;

•	the number of shares of Class A common stock held by each selling stockholder prior to the offering;

•	the number of shares of Class A common stock to be offered for each selling stockholder’s account; and

•

the number, and, if applicable, the percentage of shares of Class A common stock held by each of the selling stockholders before and after completion of the sale of the maximum number of shares that may be offered by such selling stockholder under such prospectus supplement.

Alternatively, we may provide this information in a post-effective amendment to the registration statement of which this prospectus forms a part, or in a periodic or current report that we file pursuant to Section 13 or 15(d) of the Exchange Act and that is incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” for more information.

The following table sets forth the amount of our common stock beneficially owned by ABRY as of October 31, 2012, and the maximum number of shares of Class A common stock that may be offered by ABRY hereby. The shares that may be sold by ABRY were acquired by ABRY between 1996 and 2003 pursuant to various investments in common membership interests of Nexstar Broadcasting Group, L.L.C. and another entity that was controlled by ABRY that was ultimately acquired by Nexstar Broadcasting Group, L.L.C. prior to our initial public offering, which we refer to collectively as our predecessor. In connection with our initial public offering, all of ABRY’s common membership interests in our predecessor were converted into shares of Class A common stock and Class B common stock. These transactions were exempt from the registration provisions of the Securities Act. Five of our current directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY. Because ABRY may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by ABRY after completion of this offering. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by ABRY.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of our Class A and Class B common stock. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The percentages in the table are based on 15,608,131 shares of our Class A common stock and 13,411,588 shares of our Class B common stock outstanding as of October 31, 2012. The following table may be expanded or supplemented in prospectus supplements as new information becomes available to us. All information contained in the table is based upon information provided to us by ABRY, and we have not independently verified this information.

All of the Class A common stock to be offered by the selling stockholders under the registration statement of which this prospectus is a part (or securities convertible into such shares) is issued and outstanding as of the date of the filing of the registration statement of which this prospectus is a part. The selling stockholders may sell or transfer all or a portion of their common stock pursuant to any available exemption from the registration requirements of the Securities Act.

	Shares Beneficially Owned Prior to the Offering							Shares Beneficially Owned After the Offering(1)
	Class A Common Stock		Class B Common Stock				Shares Offered Hereby	Class A Common Stock		Class B Common Stock
Name of Selling Stockholder	Number	Percentage	Number		Percentage	Total Voting Power	Number	Number	Percentage	Number	Percentage
Funds advised by ABRY Partners, LLC	3,490,883	22.4%	13,024,501	(2)(3)	97.1%	89.3%	16,515,384	—	—%	—	—%

(1)	Represents 7,147,964 shares of Class B common stock owned by ABRY Broadcast Partners II, L.P. and 3,490,883 shares of Class A common stock and 5,876,537 shares of Class B common stock owned by ABRY Broadcast Partners III, L.P., which are affiliates of ABRY Partners, LLC. Mr. Yudkoff is the sole trustee of ABRY Holdings III, Co., which is the sole member of ABRY Holdings III, LLC, which is the sole general partner of ABRY Equity Investors, L.P., the sole general partner of ABRY Broadcast Partners III, L.P. Mr. Yudkoff is also the trustee of ABRY Holdings Co., which is the sole member of ABRY Holdings, LLC, which is the sole general partner of ABRY Capital, L.P., which is the sole general partner of ABRY Broadcast Partners II, L.P. The address of ABRY is 111 Huntington Avenue, 29th Floor, Boston, Massachusetts 02199. The registration of these shares does not necessarily mean that the funds advised by ABRY will sell all or any portion of the shares covered by this prospectus.
(2)	Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock (i) upon any transfer of such share of Class B common stock to any one other than ABRY, an affiliate of ABRY or Mr. Sook, our chief executive officer, or (ii) if the Class B common stock represents less than 10% of the total common stock outstanding of the Company. The information set forth in the table with respect to Class A common stock does not reflect the shares of Class A common stock that are issuable upon conversion of the shares of Class B common stock listed in the table. In the event that ABRY sells the maximum number of shares offered by it pursuant to this prospectus, then all shares of Class B common stock, including shares of Class B common stock not owned by ABRY, will automatically convert into shares of Class A common stock, and following such sale, we will have no shares of Class B common stock outstanding.
(3)	ABRY will convert, effective immediately prior to such sale, that same number of shares of Class B common stock into an equivalent number of shares of Class A common stock.

Material Relationships

Retransmission Agreement

Nexstar is party to a retransmission consent agreement with an affiliate of Atlantic Broadband Finance, LLC (“Atlantic Broadband”) and with Grande Communications Networks, Inc. (“Grande Communications”), national cable systems operators. FCC rules require Nexstar to enter into either a retransmission consent or “must carry” agreement with every cable company that operates in any of its markets. Atlantic Broadband operates in the Hagerstown, MD; Erie, PA; Altoona, PA and Wilkes-Barre, PA markets and Grande Communications operates in the Odessa-Midland, TX market. Accordingly, pursuant to FCC rules, Nexstar entered into retransmission consent agreements with these companies. Revenue recognized from the agreements with Atlantic Broadband was $0.8 million, $0.7 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Revenue recognized from the Grande Communications agreement was $0.1 million for the year ended December 31, 2011.

Affiliates of ABRY hold a controlling equity stake in Atlantic Broadband and Grande Communications. Five of our directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY. Mr. Grossman currently serves as a member of the board of directors of Atlantic Broadband and Grande Communications.

Stockholders Agreement

ABRY and certain of the Company’s current and former senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders.

The stockholders agreement provides that ABRY and the Chief Executive Officer of the Company, Perry A. Sook, must vote their securities so that (i) the authorized number of directors on the board of directors of the Company is nine and (ii) five representatives designated by ABRY as well as Mr. Sook shall be elected to the board of directors of the Company. From and after the date that ABRY and its affiliates hold less than 25%, but greater than 20% of the aggregate voting securities of the Company, ABRY is only entitled to designate three representatives to the board of directors of the Company. Such voting obligations will terminate when ABRY and its affiliates own less than 20% of the voting power of the Company held by such persons on the date of entry into the stockholders agreement.

The stockholders agreement also gives the parties certain rights with respect to registration under the Securities Act of shares of the Company’s securities held by them and certain customary indemnification rights. These registration rights include demand registration rights requiring the Company to register their shares under the Securities Act. In addition, in the event the Company proposes to register any shares of common stock under the Securities Act, whether in connection with a primary or secondary offering, the stockholders party to the stockholders agreement may request that the Company affect a registration of their shares under the Securities Act.

Directors and Officers

We indemnify each of our current directors and executive officers to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Five of our directors, Messrs. Brooks, Grossman, Stone, Yosef-Or and Yudkoff, hold positions at ABRY. Mr. Yosef-Or is a Principal at ABRY; Mr. Stone is a Partner of ABRY; Messrs. Brooks and Grossman each serve as a Managing Partner of ABRY. Mr. Yudkoff is a Founder of ABRY. For a description of the ownership of ABRY, see footnote (1) to the table above.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, each of which has been filed with the SEC.

General

As of date of this prospectus, we are authorized to issue up to 100,000,000 shares of Class A common stock, $0.01 par value, 20,000,000 shares of Class B common stock, $0.01 par value, 5,000,000 shares of Class C common stock, $0.01 par value, and 200,000 shares of undesignated preferred stock, $0.01 par value. As of October 31, 2012, there were 15,608,131 shares of Class A common stock, 13,411,588 shares of Class B common stock and no shares of Class C common stock or preferred stock outstanding.

Voting Rights

The holders of Class A common stock and Class B common stock generally have identical rights except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our amended and restated certificate of incorporation generally must be approved by at least a majority of the combined voting power of all Class A common stock and Class B common stock voting together as a single class. However, amendments to our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

The holders of Class C stock have no voting rights but otherwise generally have the same rights as the holders of Class A common stock and Class B common stock.

Conversion Rights

Our Class B common stock and Class C common stock are convertible as follows, subject to obtaining any necessary approvals of the FCC:

•	holders of shares of our Class B common stock or Class C common stock may elect at any time to convert their shares into an equal number of shares of Class A common stock;

•

upon transfer to anyone other than ABRY, an affiliate of ABRY or Perry A. Sook, our Chief Executive Officer, the Class B common stock will automatically convert into Class A common stock on a one-for-one basis; and

•	if the Class B common stock represents less than 10% of the total common stock outstanding, all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis.

Dividends

Holders of Class A common stock, Class B common stock and Class C common stock will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock, Class B common stock and Class C common stock may be paid only as follows: (1) shares of Class A common stock may be paid only to holders of Class A common stock, shares of Class B common stock may be paid only to holders of Class B common stock and shares of Class C common stock may be paid only to holders of Class C common stock; and (2) shares shall be paid proportionally with respect to each outstanding share of Class A common stock, Class B common stock and Class C common stock.

Other Rights

On our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of either class of common stock are subject to redemption and upon completion of the reorganization, all the outstanding shares of Class A common stock, Class B common stock and Class C common stock will be legally issued, fully paid and nonassessable.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws

The following is a summary of certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with some exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. As permitted by Section 203, we have elected not to be governed by Section 203 with respect to ABRY and any entity controlled by ABRY, and therefore, unless our amended and restated certificate of incorporation is amended, neither ABRY nor any such entity shall be deemed to be an “interested stockholder.” The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for our common stock.

Transfer Agent and Registrar

The transfer agent and registrar of our Class A common stock is American Stock Transfer & Trust Company.

Listing

Our Class A common stock is listed on The NASDAQ Global Market under the symbol “NXST.”

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of any series of preferred stock to which any prospectus supplement may relate. Particular terms of the preferred stock offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to any series of preferred stock so offered will be described in the prospectus supplement relating to that preferred stock. You should also read the more detailed provisions of our amended and restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation, which has been filed with the SEC, and the certificate of designation relating to a particular series of preferred stock.

General

Under our amended and restated certificate of incorporation and amended and restated by-laws, our board of directors is authorized without further stockholder action to adopt resolutions, by an affirmative vote of a majority of the board, providing for the issuance of up to 200,000 shares of preferred stock, par value $0.01 per share, in one or more series, and to fix by resolution any of the powers, designations, preferences and relative dividend participation, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and the number of shares constituting each such series. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. As of the date of this prospectus, we had no shares of preferred stock outstanding.

The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms thereof, including, where applicable:

•	the title, designation, number of shares and stated value of the preferred stock;

•	the price at which the preferred stock will be issued;

•

the dividend rates, if any (or method of calculation), whether that rate is fixed or variable or both, and the dates on which dividends will be payable, whether those dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

•	the dates on which the preferred stock will be subject to redemption and the applicable redemption prices;

•	any redemption or sinking fund provisions;

•	the convertibility or exchangeability of the preferred stock;

•	if other than United States dollars, the currency or currencies (including composite currencies) in which the preferred stock is denominated and/or in which payments will or may be payable;

•	the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or the value, rate or price relevant to that calculation;

•	the place where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

•	any listing of the preferred stock on any securities exchange; and

•	any additional dividend, liquidation, redemption, preemption, sinking fund, voting and other rights, preferences, privileges, limitations and restrictions.

The federal income tax consequences and special considerations applicable to any series of preferred stock will be generally described in the prospectus supplement related thereto.

Rank

Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank pari passu as to dividends and liquidation rights in all respects with each other series of preferred stock.

Dividends

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends out of our assets legally available for payment, at those rates and on the dates as will be set forth in the prospectus supplement relating to that series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock books on the record dates fixed by our board of directors or a duly authorized committee thereof. Different series of preferred stock may be entitled to dividends at different rates or based upon different methods of determination. Those rates may be fixed or variable or both. Dividends on any series of preferred stock may be cumulative or noncumulative as provided in the prospectus supplement relating thereto. Except as provided in the related prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Liquidation Rights

Unless otherwise stated in the related prospectus supplement, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to that series of preferred stock upon liquidation, liquidating distributions in an amount set forth in the prospectus supplement related to that series of preferred stock, plus an amount equal to all accrued and unpaid dividends up to the date fixed for distribution for the current dividend period and, if that series of preferred stock is cumulative, for all dividend periods prior thereto, all as set forth in the prospectus supplement with respect to that series of preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, amounts payable with respect to a series of preferred stock and any other shares of our capital stock ranking pari passu as to any distribution with that series of preferred stock are not paid in full, holders of that series of preferred stock and of such other shares will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment in full of the liquidating distribution to which they are entitled, holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, our consolidation or merger with or into any other corporation, nor the merger or consolidation of any other corporation into or with us, will be deemed to be a liquidation, dissolution or winding up of us.

Redemption and Sinking Fund

The terms, if any, on which shares of a series of preferred stock may be subject to optional or mandatory redemption, in whole or in part, or may have the benefit of a sinking fund, will be set forth in the prospectus supplement relating to that series. Restrictions, if any, on our repurchase or redemption of shares of a series of preferred stock while there is an arrearage in the payment of dividends or sinking fund installments will be set forth in the prospectus supplement relating to that series.

Voting Rights

The voting rights attaching to any series of preferred stock will be described in the applicable prospectus supplement.

Conversion and Exchange Rights

The terms, if any, on which shares of any series of preferred stock are convertible or exchangeable will be set forth in the prospectus supplement relating thereto. The prospectus supplement will describe the securities or rights into which the shares of preferred stock are convertible or exchangeable (which may include other preferred stock, debt securities, common stock, warrants or other of our securities or rights (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which those conversions or exchanges will be effected including the initial conversion or exchange prices or rules, the conversion or exchange period and any other related provisions. Those terms may include provisions for conversion or exchange, the exchange or conversion period, provisions as to whether the conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the consideration to be received by holders of that series of preferred stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be designated in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF

NEXSTAR BROADCASTING GROUP, INC.

We may offer debt securities, which will be issued under an indenture to be entered into between us and Wells Fargo Bank, National Association, as trustee, and the guarantors party thereto. Subject to certain exceptions, NBI’s senior secured credit facility contains covenants that restrict our ability to, among other things, incur additional indebtedness or guarantees.

We have summarized certain general features of the debt securities from the indenture. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	whether securities issued will be secured or unsecured, and if secured, what the collateral will consist of;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•

additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any restriction or condition on the transferability of the securities;

•	any addition or change in the provisions related to compensation and reimbursement of the trustee;

•	provisions, if any, granting special rights to holders of the securities upon the occurrence of specified events; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may offer warrants for the purchase of common stock, preferred stock or debt securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under one or more warrant agreements to be entered into between us and a warrant agent to be named in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The description in the applicable prospectus supplement of any warrants we offer does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the applicable warrant agreement and warrant certificate, which will be filed with the SEC if we offer warrants. You should read the applicable warrant certificate, the applicable warrant agreement and any applicable prospectus supplement in their entirety.

General

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	a discussion of any material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase for cash the amount of common stock, preferred stock or debt securities at the exercise price stated or determinable in the applicable prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement.

After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the common stock, preferred stock or debt securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF NEXSTAR BROADCASTING, INC.

NBI may offer debt securities, which will be issued under an indenture to be entered into between NBI and Wells Fargo Bank, National Association, as trustee, and the guarantors party thereto. Subject to certain exceptions, NBI’s senior secured credit facility contains covenants that restrict NBI’s ability to, among other things, incur additional indebtedness or guarantees.

We have summarized certain general features of the debt securities from the indenture. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	whether securities issued will be secured or unsecured, and if secured, what the collateral will consist of;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•

additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any restriction or condition on the transferability of the securities;

•	any addition or change in the provisions related to compensation and reimbursement of the trustee;

•	provisions, if any, granting special rights to holders of the securities upon the occurrence of specified events; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Guarantees

The payment obligations of NBI pursuant to the debt securities will be fully and unconditionally guaranteed by Nexstar Broadcasting Group, Inc. However, Nexstar Broadcasting Group, Inc. will not be considered a guarantor (as defined in the applicable indenture) for any purpose under any indenture and will not be subject to any indenture (other than its guarantee).

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

PLAN OF DISTRIBUTION

We and NBI may sell the securities and the selling stockholders may sell any of the Class A common stock offered by this prospectus in any one or more of the following ways from time to time:

•	directly to investors, including through a specific bidding, auction or other process;

•	to investors through agents;

•	directly to agents;

•	to or through brokers or dealers;

•	to the public through underwriting syndicates led by one or more managing underwriters;

•	to one or more underwriters acting alone for resale to investors or to the public;

•	through a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

We and NBI may also sell the securities and the selling stockholders may sell any of the Class A common stock offered by this prospectus in “at the market offerings” within the meaning of Rule 415(a)(4) under the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise.

The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; or

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement. Any underwritten offering may be on a best efforts or a firm commitment basis.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined at the time of sale, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements.

In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We and NBI will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation paid to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

Any Class A common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Market, subject to official notice of issuance. We may elect to list any series of debt securities or preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, any offered securities.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing a decline in the market price of the securities while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. Underwriters may engage in over-allotment. If any underwriters create a short position in the securities in an offering in which they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing the securities in the open market.

Underwriters, dealers or agents that participate in the offer of securities, or their affiliates or associates, may have engaged or engage in transactions with and perform services for, us or our affiliates in the ordinary course of business for which they may have received or receive customary fees and reimbursement of expenses.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the securities offered.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, New York, New York (a limited liability partnership that includes professional corporations). In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by a member of the legal department at the Company and/or Kirkland & Ellis LLP, New York, New York (a limited liability partnership that includes professional corporations), and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended

December 31, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the WFRV, WJMN, GoLocal.Biz and WEHT businesses due to their acquisition by Nexstar Broadcasting Group, Inc. during 2011) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the High Plains Broadcasting Operating Company LLC and Newport Television LLC Stations in Binghamton, NY; Elmira, NY; Jackson, TN; Little Rock, AR; Memphis, TN; Salt Lake City, UT; Syracuse, NY; and Watertown, NY; along with Inergize Digital and the New York Hub Operating Divisions as of December 31, 2011, December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2011, included in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing herein.

INDEX TO FINANCIAL STATEMENTS

High Plains Broadcasting Operating Company LLC and Newport Television LLC Stations in Binghamton, NY; Elmira, NY; Jackson, TN; Little Rock, AR; Memphis, TN; Salt Lake City, UT; Syracuse, NY; and Watertown, NY; along with Inergize Digital and the New York Hub Operating Divisions (“The Combined Group”) Audited Financial Statements

Report of Independent Certified Public Accounts	F-2

Combined Balance Sheets as of December 31, 2011, 2010 and 2009	F-3

Combined Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009	F-4

Combined Statements of Changes in Owners’ Equity for the Years Ended December 31, 2011, 2010 and 2009	F-5

Combined Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	F-6

Notes to Combined Financial Statements	F-7

Report of Independent Certified Public Accountants

Board of Directors

Nexstar Broadcasting, Inc.

We have audited the accompanying combined balance sheets of High Plains Broadcasting Operating Company LLC and Newport Television LLC Stations in Binghamton, NY; Elmira, NY; Jackson, TN; Little Rock, AR; Memphis, TN; Salt Lake City, UT; Syracuse, NY; Watertown, NY; along with Inergize Digital and the New York Hub Operating Divisions (See Note A to the financial statements) (“The Combined Group”) as of December 31, 2011, 2010 and 2009 and the related combined statements of operations, changes in owners’ equity and cash flows for the years then ended. These financial statements are the responsibility of The Combined Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the The Combined Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the High Plains Broadcasting Operating Company LLC and Newport Television LLC Stations in Binghamton, NY; Elmira, NY; Jackson, TN; Little Rock, AR; Memphis, TN; Salt Lake City, UT; Syracuse, NY; Watertown, NY; along with Inergize Digital and the New York Hub Operating Divisions as of December 31, 2011, 2010 and 2009 and the combined results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Wichita, Kansas

October 15, 2012

The Combined Group

COMBINED BALANCE SHEETS

(in thousands, except share information)

	December 31,
	2011	2010	2009
Current Assets
Accounts receivable, less allowance of $389, $433, and $359, respectively	$18,461	$16,528	$15,943
Program rights	3,778	4,248	5,948
Prepaid expenses and other current assets	722	502	502

Total current assets	22,961	21,278	22,393
Property and Equipment
Land, buildings and improvements	13,802	13,596	13,547
Towers, transmitters and studio equipment	53,373	50,547	48,870
Furniture and other equipment	4,227	3,172	2,800
Construction in progress	246	2,108	660

	71,648	69,423	65,877
Less accumulated depreciation	23,566	17,827	11,171

	48,082	51,596	54,706
Intangible Assets
Definite-lived intangibles, net of accumulated amortization of $1,946, $1,438, and $2,502, respectively	2,590	3,098	3,746
Indefinite-lived intangibles—licenses	73,966	73,966	73,966
Goodwill	18,421	18,421	18,421
Other Noncurrent Assets
Program rights	2,305	2,766	4,119
Other noncurrent assets	1,249	1,348	1,461

Total assets	$169,574	$172,473	$178,812

Current Liabilities
Accounts payable	$2,733	$3,517	$3,282
Accrued expenses	2,281	1,815	2,024
Program rights payable	6,291	6,314	8,165
Other current liabilities	62	70	27

Total current liabilities	11,367	11,716	13,498
Noncurrent Liabilities
Program rights payable	3,565	4,033	5,382
Other noncurrent liabilities	18	3	3

Total liabilities	14,950	15,752	18,883

Commitments and Contingencies

Owners’ Equity	154,624	156,721	159,929

Total liabilities and owners’ equity	$169,574	$172,473	$178,812

The accompanying notes are an integral part of these combined financial statements.

The Combined Group

COMBINED STATEMENTS OF OPERATIONS

(in thousands, except share information)

	Year ended December 31,
	2011	2010	2009
Net revenue	$96,915	$95,983	$84,293
Operating expenses
Direct operating expenses	33,149	34,250	35,477
Selling, general & administrative expenses	32,017	31,750	30,666
Corporate expense allocation	3,307	3,570	5,352
Depreciation & amortization	7,261	7,938	7,745
Impairment of goodwill and other intangibles	—	—	8,074
Loss on disposal of property and equipment	893	1,289	4,625

Operating income (loss)	20,288	17,186	(7,646)

Other income (expense)
Interest income	—	1	3
Equity in losses of nonconsolidated affiliates	(410)	(395)	(392)

Income (loss) before income taxes	19,878	16,792	(8,035)

Income taxes	295	114	—

Net income (loss)	$19,583	$16,678	$(8,035)

The accompanying notes are an integral part of these combined financial statements.

The Combined Group

COMBINED STATEMENTS OF CHANGES IN OWNERS’ EQUITY

(in thousands, except share information)

Years ended December 31, 2011, 2010 and 2009

Owners’ equity
Balance at January 1, 2009	$180,375
Net loss	(8,035)
Net distribution to owners	(12,411)

Balance at December 31, 2009	159,929
Net income	16,678
Net distribution to owners	(19,886)

Balance at December 31, 2010	156,721
Net income	19,583
Net distribution to owners	(21,680)

Balance at December 31, 2011	$154,624

The accompanying notes are an integral part of these combined financial statements.

The Combined Group

COMBINED STATEMENTS OF CASH FLOWS

(in thousands, except share information)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income (loss)	$19,583	$16,678	$(8,035)
Reconciling items
Depreciation and intangible amortization	7,261	7,938	7,745
Amortization of program rights	6,541	7,544	8,149
Provision for doubtful accounts	187	236	766
Equity in losses of nonconsolidated affiliates	410	395	392
Impairment of goodwill and other intangibles	—	—	8,074
Loss on disposal of property and equipment	893	1,289	4,625
Payments for program rights	(6,101)	(7,691)	(5,875)
Changes in operating assets and liabilities
Accounts receivable	(2,120)	(821)	649
Prepaid expenses and other assets	(531)	(282)	(182)
Accounts payable, accrued expenses and other liabilities	(37)	(208)	(1,160)

Net cash provided by operating activities	26,086	25,078	15,148
Cash flows from investing activities
Purchases of property and equipment	(4,417)	(5,520)	(2,746)
Proceeds from sale of property and equipment	11	328	9

Net cash used in investing activities	(4,406)	(5,192)	(2,737)
Cash flows from financing activities
Net distributions to owners	(21,680)	(19,886)	(12,411)

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

Supplemental cash flow information:
Cash paid for taxes	$295	$114	$—
Noncash investing and financing activities Property and equipment purchases included in accounts payable	37	311	34

The accompanying notes are an integral part of these combined financial statements.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

1.    Basis of presentation and nature of business

Newport Television LLC (a wholly owned subsidiary of Newport Television Holdings LLC, which is a wholly owned subsidiary of Newport TV Holdco LLC, hereafter referred to as “Newport”) owns and operates television stations across the United States of America. Newport is a party to a shared services agreement and a joint sales agreement providing certain sales, operational, and administrative services to High Plains Broadcasting, Inc. and its subsidiaries (“High Plains”). High Plains is a variable interest entity which is consolidated into the Newport financial statements.

On July 18, 2012, Nexstar Broadcasting, Inc. (“Nexstar”) and Mission Broadcasting, Inc. (“Mission”) entered into asset purchase agreements to purchase substantially all of the assets (excluding working capital) of 22 television stations owned by Newport and High Plains, including 10 stations distributed as digital multicast stations, Newport’s New York Hub service center and Inergize Digital for $285.5 million (the “Transactions”). The 22 television stations are located in the following markets: Binghamton, New York; Elmira, New York; Jackson, Tennessee; Little Rock, Arkansas; Memphis, Tennessee; Salt Lake City, Utah; Syracuse, New York; and Watertown, New York (“The Combined Group”). The Nexstar transaction includes the assets of these markets except for Little Rock, Arkansas, which is to be sold to Mission, an independently-owned variable interest entity included in the consolidated financial statements of Nexstar. The transactions are expected to close upon receipt of regulatory approval.

These combined financial statements represent the 22 stations, including 10 stations distributed as digital multicast stations, Newport’s New York Hub service center and Inergize Digital which are all included in the Transactions. These stations are affiliated with four major networks, including five ABC stations, two NBC stations, two FOX station, and four CW stations. These stations reach approximately 3.0 million homes weekly and cover 2.6% of the television households in the United States. These stations operate in demographic market areas as defined by AC Nielsen ranging in rank from 33rd to 177th.

A significant source of programming for ABC, NBC, FOX, and CW affiliated television stations are their respective networks, which produce and distribute programming in exchange for commitments to air the programming at specified times and for commercial announcement time during the programming. Another source of programming is provided to each station by selecting and purchasing syndicated television programs. The stations compete with other television stations within each market for these programming rights. The majority of the stations produce local news programming.

The accompanying financial statements and related notes present the combined financial position, results of operations and cash flows of The Combined Group and reflect allocations of the cost of certain services provided by Newport for treasury, payroll, human resources, employee benefit services, legal and related services, and information systems and related information technology services. Management believes the allocation methodologies are reasonable. All credit facilities are recorded by Newport and High Plains at the corporate level and as such, interest and financing activity costs have not been allocated to The Combined Group. Substantially all of the assets of The Combined Group serve as collateral to secure the aforementioned credit facilities.

2.    Principles of combination

The combined financial statements have been derived from the financial statements and accounting records of Newport and High Plains and combine the accounts of the operations previously described. All material intercompany accounts and transactions have been eliminated.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

3.    Allowance for doubtful accounts

The Combined Group evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience of bad debts as a percent of revenues, adjusted for relative improvements or deteriorations in the aging and changes in current economic conditions.

4.    Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method at rates that, in the opinion of management, are adequate to allocate the cost of such assets over their estimated useful lives, which are as follows:

Buildings and improvements	10–39 years
Towers, transmitters and studio equipment	7–20 years
Furniture and other equipment	3–20 years
Leasehold improvements	Shorter of economic life or lease term assuming renewal periods, if appropriate

For assets associated with a lease or contract, the assets are depreciated over the shorter of the economic life or the lease or contract term, assuming renewal periods, if appropriate. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for renewal and betterments are capitalized. The Combined Group tests for possible impairment of property and equipment whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used, indicate that the carrying amount of the asset may not be recoverable. If indicators exist, The Combined Group compares the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded in depreciation and amortization expense in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The impairment loss calculations require management to apply judgment in estimating future cash flows.

5.    Intangible Assets

The Combined Group classifies intangible assets as definite-lived, indefinite-lived or as goodwill. Definite-lived intangibles are amortized over the estimated lives of the relationships. The Combined Group periodically reviews the appropriateness of the amortization periods related to its definite-lived assets. Indefinite-lived intangibles include broadcast FCC licenses. The excess cost over fair value of net assets acquired is classified as goodwill. FCC licenses and goodwill are not subject to amortization, but are tested for impairment at least annually.

The Combined Group tests for possible impairment of definite-lived intangible assets whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset may not be recoverable.

If indicators exist, The Combined Group compares the estimated future undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in an amount necessary to reduce the carrying value of the asset to fair value.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

The Combined Group performs its annual impairment test for its FCC licenses using a direct valuation technique, which is an acceptable industry approach. Certain assumptions are used under The Combined Group’s direct valuation technique, including market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up cost and losses incurred during the build-up period, the risk adjusted discount rate and terminal values.

The impairment test for goodwill utilizes a two-step fair value approach. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit to its carrying amount. The Combined Group has determined that each market constitutes a reporting unit. The fair value of a reporting unit is determined using a combination of a comparable transaction analysis and a discounted cash flows analysis that excludes network compensation payments. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The Combined Group utilizes an independent third party valuation firm to assist in the development of these assumptions and determination of the fair value of its intangible assets.

6.    Program rights

Program rights represent the right to air various forms of first-run and existing second-run programming. Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program-by-program basis. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms, respectively. Costs of first-run and existing second-run programming are generally amortized on a straight-line basis over the term of the license period.

7.    Nonconsolidated affiliates

In general, investments in which The Combined Group owns 20 percent to 50 percent of the common stock or otherwise exercises significant influence over the investee are accounted for under the equity method. The Combined Group reviews the value of equity method investments and records impairment charges in the statements of operations for any decline in value that is determined to be other-than-temporary. These are classified as other assets in the accompanying balance sheet.

8.    Assets and Liabilities Measured at Fair Value

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US Generally Accepted Accounting Principles establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that The Combined Group has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Combined Group’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Combined Group performs an annual impairment test, on October 1, on intangible assets and, if necessary, writes certain intangible assets down to fair value if changes in economic conditions indicate the assets are impaired. These impairments are based primarily on unobservable (Level 3) inputs.

9.    Income taxes

The Combined Group files its income tax returns as part of the respective owners’ returns.

As a limited liability company, Newport is taxed as a partnership under the Internal Revenue Code and applicable state statutes. Income or loss flows through to the members to be taxed on their applicable tax returns; accordingly, the financial statements do not include any provision for federal or state pass-through income taxes. Certain states in which The Combined Group operates will assess tax on an income or gross receipts basis, regardless of entity type. The state taxes related to The Combined Group are reflected in these combined financial statements.

High Plains, a corporation, accounts for deferred income tax assets and liabilities based on the temporary differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets and liabilities are determined at the end of each period using the current enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. The financial statements reflect the income tax expense associated with High Plains, as if a stand-alone tax return was filed.

10.    Revenue recognition

The Combined Group’s revenue is primarily derived from the sale of advertising. Advertising revenue is recognized over the period in which the commercials are aired. Advertising revenue is reported net of agency and national sales representative commissions, which are calculated based on a stated percentage applied to gross billing revenue. Payments received in advance of being earned are recorded as deferred income.

Retransmission consent revenue is recognized based on the number of subscribers over the life of the agreement.

Inergize Digital revenue is generated pursuant to contracts with its customers. Contracted monthly fees for website hosting and website content management is recognized in the month of service. Revenue generated through website development and other related projects is recognized upon completion of the project based upon the contracted rate. Advertising revenue is recognized when advertising is broadcast based upon the contracted rate.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

11.    Barter and trade transactions

Barter and trade transactions represent the exchange of airtime for merchandise or services. These transactions are generally recorded at the fair market value of the airtime, or the fair market value of the merchandise or services received. Revenue is recognized on barter and trade transactions when the advertisements are broadcast. Expenses are recorded ratably over the period the merchandise or service received is utilized.

Barter and trade revenue and expenses included in operations for the years ended December 31, were as follows:

(in thousands)	Revenues	Expenses
2011	$4,108	$4,035
2010	4,579	4,289
2009	5,134	5,023

12.    Advertising expense

The Combined Group records advertising expense as it is incurred. Advertising expense for the years ended December 31, 2011, 2010, and 2009 was $134,000, $33,000, and $70,000, respectively.

13.    Use of estimates

The preparation of these financial statements requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Combined Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

14.    Subsequent Events

The Combined Group evaluated and disclosed subsequent events, if any, through October 15, 2012, which represents the date as of which the financial statements were available to be issued.

NOTE B—INTANGIBLE ASSETS AND GOODWILL

1.    Definite-lived intangibles

The Combined Group classifies intangible assets as definite-lived, indefinite-lived or as goodwill. Definite-lived intangibles include network affiliation agreements which represent the value assigned to an acquired television station’s relationship with a national television network. These intangible assets are amortized over the estimated lives of the relationships. The Combined Group periodically reviews the appropriateness of the amortization periods related to its definite-lived assets.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

The following tables reflect the gross carrying amount and accumulated amortization of definite-lived intangibles:

	Weighted Average Amortization Period	December 31, 2011
(In thousands)		Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Network affiliation	8 years	$2,160	$(1,035)	$1,125
Favorable leasehold interests	10 years	2,376	(911)	1,465

Total		$4,536	$(1,946)	$2,590

	Weighted Average Amortization Period	December 31, 2010
		Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Network affiliation	8 years	$2,160	$(765)	$1,395
Favorable leasehold interests	10 years	2,376	(673)	1,703

Total		$4,536	$(1,438)	$3,098

	Weighted Average Amortization Period	December 31, 2009
		Gross Carrying Amount	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Network affiliation	8 years	$2,160	$(495)	$1,665
Favorable leasehold interests	10 years	2,376	(436)	1,940
Retransmission Agreements	2 years	1,615	(1,481)	134
Other	2 years	97	(90)	7

Total		$6,248	$(2,502)	$3,746

Amortization expense for the next five years is as follows:

For the years ending December 31,	(In thousands)
2012	$508
2013	508
2014	508
2015	508
2016	283

2.    Indefinite-lived Intangibles

The Combined Group’s indefinite-lived intangible assets consist of FCC broadcast licenses. FCC broadcast licenses are granted to television stations for up to eight years under the Telecommunications Act of 1996. The Act requires the FCC to renew a broadcast license if it finds that the station has served the public interest, convenience and necessity; there have been no serious violations of either the Communications Act of 1934 or the FCC’s rules and regulations by the licensee; and there have been no other serious violations which taken together constitute a pattern of abuse. The licenses may be renewed indefinitely at little or no cost.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

The Combined Group does not amortize its FCC broadcast licenses, but rather tests them for impairment at least annually using a direct method. During 2011 and 2010, The Combined Group performed this analysis as of October 1 and did not recognize any FCC license impairment. During 2009, The Combined Group performed this analysis as of October 1 and recognized FCC license impairment of $7.3 million in the statement of operations.

3.    Goodwill

During 2011, The Combined Group tested goodwill impairment as of October 1, 2011. As a result, The Combined Group did not recognize any goodwill impairment. The Combined Group’s accumulated goodwill impairment loss was $0.8 million at December 31, 2011. The key assumptions used to determine the fair value of the reporting units at October 1, 2011 include the following: (a) discount rate of 10.0%; (b) long term market growth rates of 1.5% to 4.0%; (c) annual expense growth rates of 1.0% to 4.5%; (d) effective combined federal and state tax rates of 34.0% to 40.6%.

During 2010, The Combined Group tested goodwill impairment as of October 1, 2010. As a result, The Combined Group did not recognize any goodwill impairment. The Combined Group’s accumulated goodwill impairment loss was $0.8 million at December 31, 2010. The key assumptions used to determine the fair value of the reporting units at October 1, 2010 include the following: (a) discount rate of 10.5%; (b) long term market growth rates of 1.5% to 4.0%; (c) annual expense growth rates of 2.0% to 3.5%; (d) effective combined federal and state tax rates of 34.0% to 40.6%.

During 2009, The Combined Group tested goodwill impairment as of October 1, 2009. As a result, The Combined Group recognized $0.8 million of goodwill impairment due to the continued decline in the advertising market experienced during the first three quarters of 2009. The key assumptions used to determine the fair value of the reporting units at October 1, 2009 include the following: (a) discount rate of 11.0%; (b) long term market growth rates of 1.5% to 4.0%; (c) annual expense growth rates of 2.0% to 3.0%; (d) effective combined federal and state tax rates of 34.0% to 40.6%.

NOTE C—COMMITMENTS AND CONTINGENCIES

The Combined Group has long-term operating leases for office space, certain broadcasting facilities and equipment. The leases expire at various dates, generally during the next ten years, and have varying options to renew and cancel. Some of the lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for the payment of utilities and maintenance by The Combined Group. In addition, The Combined Group has commitments relating to programming rights.

As of December 31, 2011, The Combined Group’s future minimum rental commitments under non-cancelable operating lease agreements and future programming rights not yet reflected in the balance sheet, both with terms in excess of one year, consist of the following:

(In thousands)	Payments Due for Year Ended December 31,
	2012	2013	2014	2015	2016	Thereafter	Total
Program rights payments	$870	$2,504	$1,965	$971	$938	$2,392	$9,640
Operating leases	466	348	181	118	101	474	1,688

Total contractual obligations	$1,336	$2,852	$2,146	$1,089	$1,039	$2,866	$11,328

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

Rental expense for operating leases for each of the years ended December 31, 2011, 2010, and 2009 was approximately $0.7 million, $0.7 million, and $0.9 million, respectively.

There are no pending legal proceedings that The Combined Group anticipates will have a material adverse effect on its financial statements.

NOTE D—RELATED PARTY AND OTHER TRANSACTIONS

Newport provides certain day-to-day management services to The Combined Group. In addition to the day-to-day management of the stations, these services include treasury, payroll, human resources, employee benefit services, legal and related services, and information systems and related information technology services. As part of the treasury services, day-to-day net cash is swept to Newport’s bank accounts. The net cash flow generated by The Combined Group is reflected as net distributions to owners in the accompanying financial statements. The costs of these services are prorated to all stations based on the station’s broadcast cash flow and are reflected as corporate expense allocation in the accompanying financial statements. Management believes the allocation methodology is reasonable. Total corporate costs allocated to The Combined Group for the years ended December 31, 2011, 2010, and 2009, were $3.3 million, $3.6 million, and $5.4 million, respectively. For the years ended December 31, 2011, 2010, and 2009, the corporate costs allocated to The Combined Group includes $0.6 million, $0.6 million and $0.3 million, respectively, of noncash compensation expense for restricted units issued to certain members of the corporate management team.

Inergize Digital (a division of Newport) provides website hosting, website development, website content management, website related advertising support and certain sales support services to all Newport stations, including those in The Combined Group. Inergize Digital revenues recognized in the combined statements of operations from Newport stations not included in The Combined Group for the years ended December 2011, 2010, and 2009 were $3.5 million, $3.2 million, and $2.6 million, respectively.

The New York Hub (a division of Newport) provides certain engineering, programming, master control, accounting, and traffic support services to the all stations located in New York in The Combined Group, as well as other Newport stations located in New York. New York Hub revenues recognized in the combined statements of operations from Newport stations not included in The Combined Group for the years ended December 31, 2011, 2010, and 2009 were $1.1 million, $1.2 million, and $1.2 million, respectively.

Newport has a management agreement with its equity partner which owns the majority of the equity interests of Newport. Under this management agreement, Newport is to pay its equity partner an annual management fee based on EBITDA, as defined in the agreement. This expense of $2.1 million, $1.9 million, and $1.2 million for the years ended December 31, 2011, 2010, and 2009, respectively, has not been allocated to the financials of The Combined Group.

The Combined Group’s employees are eligible to participate in the Newport 401(k) Plan, a defined contribution plan (the “Plan”). Newport suspended any company match in 2009 and The Combined Group did not recognize any expense related to the Plan during 2011, 2010, and 2009.

Newport is currently self-insured up to certain stop-loss thresholds for health and welfare benefit plans and obtains insurance from various third parties for general liability, property, and casualty insurance. Newport charges The Combined Group premiums based on one or more of the following: number of employees, historical claims, estimates of future claims, administrative costs, and applicable third party insurance premiums. The insurance premiums charged to The Combined Group for the years ended December 2011, 2010, and 2009 were $2.4 million, $2.6 million, and $2.2 million, respectively.

The Combined Group

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2011, 2010 and 2009

NOTE E—INCOME TAXES

The income taxes presented in the combined financial statements represent the taxes on High Plain’s stations as if a stand-alone tax return was filed plus any income taxes in the state of Tennessee. Income tax expense for the years ended December 31, 2011 and 2010 was $0.3 million and $0.1 million, respectively. There was no income tax expense in 2009. Deferred tax assets associated with High Plains and Tennessee are recorded at the Newport and High Plains level.

The Combined Group evaluates its uncertain tax positions annually. Accordingly, a liability is recognized when it is more likely than not that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimates and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Combined Group is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Newport and High Plains are subject to U.S. federal, state and local tax examinations by tax authorities for its 2009—2011 returns.

The Combined Group is not currently under examination. The Combined Group does not expect any material changes to its unrecognized tax benefits within the next 12 months. The Combined Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented.

NOTE F—FAIR VALUE MEASUREMENTS

Due to their short maturity, the carrying amounts of accounts receivable, accounts payable and accrued liabilities approximated their fair values at December 31, 2011, 2010, and 2009.

The following table summarizes the valuation of assets, upon which impairment was recorded, at fair value on a nonrecurring basis in the combined balance sheets at December 31, 2009:

(In thousands)	Items measured at fair value on a non-recurring basis
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Balance as of December 31, 2009
	Level 1	Level 2	Level 3
Assets
Goodwill	$—	$—	$15,283	$15,283
Broadcast license rights	—	—	57,889	57,889

Total assets at fair value	$—	$—	$73,172	$73,172

Note: Goodwill and broadcast license rights were measured on October 1, 2009 (the measurement date for impairment testing) and may not necessarily reflect fair value as of December 31, 2009.

*    *    *    *

3,000,000 Shares of Class A Common Stock

Nexstar Broadcasting Group, Inc.

Class A Common Stock

Prospectus Supplement

BofA Merrill Lynch

The date of this prospectus supplement is February 6, 2013.